SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated October 26, 2005

DUCATI MOTOR HOLDING S.P.A.
 (Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-         )

Enclosure:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: October 26, 2005	By:	/s/ Fabrizio Nardi

	Name	Fabrizio Nardi
	Title	Director, Investor Relations

Half-yearly Report
30 June 2005

D     sGroup

INFORMATION ON GROUP OPERATIONS

Summary of Ducati Group results

Commencing from the half-year period ended 30 June 2005, the Ducati Group adopts international accounting standards (IFRS) for the preparation of its consolidated financial statements. Accordingly, the comparative information for 2004 presented in this consolidated half-yearly report has been re-determined and restated in accordance with the new accounting standards. Further information on the nature of these standards, and the effect of their adoption on the amounts for 2004 reported previously, is provided in an Attachment to this Half-yearly Report.

Summary of Ducati Group results
(amounts in € 000)

	30.06.2005	30.06.2004

Net sales	188,105	220,368
Gross operating profit	45,892	59,351
Gross operating profit %	24.4%	26.9%
Operating profit	4,557	12,077
Operating profit %	2.4%	5.5%
Net profit (loss)	(3,549)	2,566
Net profit (loss) %	(1.9)%	1.2%
Cash flow generated from operations	49,796	34,112
Net debt	116,281	130,315
Consolidated shareholders’ equity	153,483	164,893
Net additions to property, plant and equipment and intangible assets	13,117	10,531
Debt / equity	0.76	0.79
EBITDA	19,179	26,656
EBITDA as % of net sales	10.2%	12.1%

Structure of the Ducati Group

The composition of the Ducati Group as of 30 June 2005 is as follows:

Corporate events during the period ended 30 June 2005

Since 30 June 2004, in addition to the changes which took place subsequent to 31 December 2004, described below, Ducati.Com S.r.l. was absorbed by Ducati Motor Holding S.p.A. on 10 December 2004. The absorbed company was wholly owned by the absorbing company. This merger took legal effect from 31 December 2004, with tax and accounting effect from 1 January 2004.

The following events have taken place since 31 December 2004:

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the Quotaholders’ Meeting of Ducati Retail S.r.l. held on 13 April 2005 resolved, among other matters, to modify the company’s articles of association. In particular, the corporate objects were extended to allow the company, in addition to the activities envisaged previously, to provide workshop services and sell spare parts, as well as Ducati-branded clothing, accessories and other items. The articles were also changed to clarify which parties are eligible for loans from Ducati Retail S.r.l., as part of activities which complement the company’s principal objects, and to simplify the procedures for calling meetings of the Board of Directors;

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the Shareholders’ Meeting of Ducati Motor Holding S.p.A. held on 5 May 2005 resolved, among other matters, to modify the company’s articles of association and meeting regulations to take account of certain changes introduced by the reform of company law, as well as to adopt the single-board system of corporate governance  referred to in art. 2409 sexiesdecies et seq. of the Italian Civil Code, with the presence of a Board of Directors and a Management Control Committee (in place of the Board of Statutory Auditors) consisting of non-executive directors appointed by the Board. The adoption of the single-board system as the company’s new system of corporate governance, and the related changes to the articles of association and meeting regulations, will take effect and become applicable from the time of the next Ordinary Shareholders’ Meeting.  This will presumably take place in 2006, with an agenda that will include the appointment of the new Board of Directors under the single-board system. Consequently, until the time of that Ordinary Meeting, the current articles of association and meeting regulations will continue to apply, although for practical reasons the clauses relating to the presentation of lists of candidate members of the new Board of Directors, under the single-board system, will apply to the presentation of such lists at the next Shareholders’ Meeting. The current Board of Directors and Board of Statutory Auditors will remain in office until that Shareholders’ Meeting, when their appointments will lapse automatically;

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on 15 June 2005, the share capital of Ducati Motor Holding S.p.A. was increased from € 82,589,731.64 to € 82,867,219.24 (and therefore now comprises 159,360,037 ordinary shares, par value € 0.52 each) following a partial subscription to the stock option plan and consequent further implementation of the capital increase authorised at the Extraordinary Meeting held on 7 September 1998, via the issue of 533,630 fully-paid ordinary shares with a total par value of € 277,487.00. The articles of association have been modified accordingly;

-

the Quotaholders’ Meeting of Ducati Corse S.r.l. held on 9 May 2005 resolved to modify the company’s articles of association. In particular, the Quotaholders’ Meeting has reserved the right to grant or transfer any real or guaranteed rights over the “Ducati Corse” brand or any other rights, howsoever described, the granting or transfer of which result in a substantial modification of the corporate objects. This change was required in the context of the long-term syndicated loan (“Loan”) granted to Ducati Corse S.r.l. and the parent company, Ducati Motor Holding S.p.A., by a number of banks (“Lending Banks”), in order to strengthen their guarantee from Ducati Corse S.r.l. concerning its full and timely repayment of that portion of the Loan for which it is responsible. In addition, necessary and appropriate changes were made to the articles of association of Ducati Corse S.r.l. to reflect more closely the revised requirements of company law, and to allow the Board of Directors to adopt resolutions by written consultation.

Directors and officers

The Shareholders’ Meeting of the parent company held on 5 May 2005, followed by the Board Meeting held on 12 May 2005, appointed the new Board of Directors (confirming the entire outgoing Board, with the exception of Alessandro Foti, who was replaced by Massimo Bergami) and established the powers and duties of the directors.  The new Board will remain in office until approval of the financial statements as of 31 December 2005 or, if earlier, until the first Ordinary Shareholders’ Meeting called, among other matters, to appoint a new Board of Directors as part of the adoption of the single-board system of corporate governance. As of 30 June 2005, the Board of Directors comprises:

Federico Minoli	Chairman, Managing Director and member of the Executive Committee

Giorgio Seragnoli	Vice Chairman and member of the Executive Committee

Mauro Benetton	Director

David Bonderman	Director and member of the Compensation Committee

Abel Gregorei Halpern	Director, member of the Executive Committee and member of the Compensation Committee

Paolo Pietrogrande	Director, member of the Compensation Committee and member of the Internal Audit Committee

Dante Razzano	Director, member of the Executive Committee and member of the Compensation Committee

Ulrich Weiss	Director, member of the Compensation Committee and member of the Internal Audit Committee

Massimo Bergami	Director

Andrea Lipparini	Director and member of the Internal Audit Committee

Giles Thorley	Director

The annual remuneration of the directors is € 15,000 each, in addition to the reimbursement of travel and other expenses incurred in the performance of their duties. The Chairman and Managing Director, Federico Minoli, waived this remuneration on acceptance of his appointment.

The Board of Statutory Auditors will remain in office until approval of the financial statements as of 31 December 2006 or, if earlier, until adoption of the single-board system. The members and their duties are indicated below:

-	Matteo Tamburini, Chairman of the Board of Statutory Auditors;
-	Italo Giorgio Minguzzi, Statutory Auditor;
-	Francesco Serantoni, Statutory Auditor;
-	Gian Luca Nanni Costa, Alternate Auditor;
-	Salvatore Lantino, Alternate Auditor.

Following the issue by Borsa Italiana S.p.A. of a code for the self-regulation of corporate governance  by listed companies (the “Code”), it is confirmed that suitable information about corporate governance arrangements is provided each year at the Shareholders’ Meeting, via a special report prepared in accordance with Stock Exchange guidelines.

At this time, information on the Company’s Code of Ethics and related rules of conduct, including those regarding insider dealing, has also been made known on an appropriate basis; these latter documents, approved on 14 November 2002, were modified slightly by the Board of Directors of Ducati Motor Holding S.p.A. on 5 November 2003.

With reference to the model for organisation and management required by Decree 231/2001 (hereafter the “Control Model”), the Board of Directors of the parent company approved the Company’s draft Control Model, as reviewed and approved by the Company’s Internal Audit Committee, at the meeting held on 5 November 2003 and authorised the above Committee to make changes to details and monitor implementation of the Model.

The Quotaholders’ Meeting of Ducati Corse S.r.l. held on 13 April 2005, followed by the Board Meeting held on 18 April 2005, appointed the new Board of Directors (confirming the entire outgoing Board) and established the powers and duties of the directors. The new Board will remain in office until approval of the financial statements as of 31 December 2007 and the directors will not receive any remuneration for their work on behalf of the company (unless decided otherwise by the Board of Directors pursuant to art. 2389.2 of the Italian Civil Code), except for the reimbursement of any reasonable expenses incurred in the performance of their duties.

As of 30 June 2005, the Board of Directors of Ducati Corse S.r.l. comprises:

Federico Minoli	Chairman

Claudio Domenicali	Managing Director

Enrico D’Onofrio	Director

Gianluigi Mengoli	Director

Other corporate events

The following resolutions, among others, were adopted at the Shareholders’ Meeting of Ducati Motor Holding S.p.A. held on 5 May 2005:

-

appointment of the new Board of Directors, in the persons of the outgoing directors with the exception of Alessandro Foti, replaced by Massimo Bergami, until approval of the financial statements as of 31 December 2005 or, if earlier, until the Ordinary Meeting called to appoint a new Board of Directors as part of the adoption of the single-board system of corporate governance;

-

authorisation of the Board of Directors to purchase and transfer blocks of own shares pursuant to arts. 2357 and 2357 ter of the Italian Civil Code and art. 132 of Decree 58/98, comprising up to 12,110,000 ordinary shares in Ducati Motor Holding, representing about 7.6% of the issued and fully-paid share capital, to be implemented on one or more occasions within 18 months of the date of the resolution with an investment of not more than € 34,379 thousand, being the value of distributable reserves reported in the financial statements as of 31 December 2004, on the condition that the minimum purchase price of each share must not be more than 10% lower than the reference price for the shares recorded on the Screen-Traded Market administered by Borsa Italiana S.p.A. (MTA) on the day prior to each individual purchase, and must not be more than 10% higher than the reference price for the shares recorded on the MTA on the day prior to each individual purchase; as well as authorisation to use the own shares held by the company to service the subscription rights granted on 22 July 1997 by resolution of the Board of Ducati Motor S.p.A., a subsidiary at that time, and subsequently confirmed by resolutions adopted by the Board of Directors on 4 August 1998 and by the Shareholders’ Meeting on 7 September 1998 (“1997 Stock Option Plan”);

-

approval of a proposed divisible share capital increase for cash, with premium if appropriate and the waiver of pre-emption rights, reserved solely for entitled employees of the Ducati Group, up to a maximum value of € 825,760, to be implemented, on one or more independent occasions at annual intervals, by and not after 31 July 2012, via the issue in favour of not more than 200 beneficiaries of an overall  maximum of 1,588,000 ordinary shares carrying dividend rights from 1 January of the year in which they are subscribed for and become fully paid, as defined by current legislation. This increase is solely to service the stock options granted in 2005, under the terms of the company’s 1999 stock option plan (“Second Plan”), and is therefore subject to all the conditions specified in that Plan and to the following additional requirements: (i) the new shares may only be issued to service, in part or in full, the option rights granted for 2005 to those Employee Beneficiaries of the Ducati Group whose names have already been identified by the special Committee appointed by the Board, on the terms and conditions established in the Plan; (ii) the shares will be issued at the overall price of € 1.0650 each; (iii) in view of the special dynamics of this capital increase, the length of the implementation period available and its divisibility, the capital increase will be deemed, for all legal effects, to be completed year by year for the amount which, year by year, is properly subscribed and simultaneously paid in, with the consequent modification of the related clause in the articles of association and the acquisition of voting and dividend rights by the newly-issued shares;

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adoption, as the company’s new system of corporate governance,  of the single-board system referred to in art. 2409 sexiesdecies et seq. of the Italian Civil Code and consequent modification of the articles of association and meeting regulations already revised by the Shareholders’ Meeting of Ducati Motor Holding S.p.A. held on 5 May 2005. The adoption of the single-board system as the company’s new system of corporate governance, and the related changes to the articles of association and meeting regulations, will take effect and become applicable from the time of the next Ordinary Shareholders’ Meeting. This will presumably take place in 2006, with an agenda that will include the appointment of the new Board of Directors under the single-board system.

In addition, the following information was provided at the Shareholders’ Meeting held on 5 May 2005:

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absorption of Ducati.Com S.r.l., sole quotaholder company, by the parent company, Ducati Motor Holding S.p.A. The absorbed company was wholly owned by the absorbing company. This merger took legal effect from 31 December 2004, with tax and accounting effect from 1 January 2004. Prior to this merger, Ducati Corse S.r.l. was 99% owned by the company and 1% owned by Ducati.Com S.r.l. accordingly, as a result of the merger, Ducati Corse S.r.l. has become a sole quotaholder company, wholly owned by the company;

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completion on 10 December 2004 of the intercompany transfer of the “Ducati Corse” trademark from Ducati Motor Holding S.p.A. to Ducati Corse S.r.l. for an amount of € 23 million+VAT, determined by independent appraisal;

-

adoption by the company of the security planning document, in accordance with the requirements of Decree 196/03 “Privacy Code” which, among other matters, specifies the technical procedures to be adopted if sensitive data is processed using electronic means.

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The granting of options that the Board of Directors resolved to grant for the current year, with the clarification that these comprise 3,170,000 options representing about 2% of the company’s shares in circulation, of which 500,000 have been granted to  Federico Minoli as Chairman and Managing Director of the company, while the remainder (2,670,000 options) have been granted to appropriately selected Beneficiaries.

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The granting of a special bonus that the Board of Directors resolved to grant if the company’s 2005 EBITDA exceeds € 50 million, to be allocated to the persons that would have benefited from the 2004 MBO Bonus (not payable for 2004 since the Index of results based on the ratio of actual 2004 EBITDA to Budget is zero) had this been applicable and unless deemed inappropriate in specific cases by the Managing Director, up to a maximum total amount of Euro 2.5 million in excess of the above threshold of Euro 50 million, on condition that the criteria for determining the amount of each special bonus include the professional performance of each individual (to be assessed by the senior management responsible for each beneficiary and by the Compensation Committee in the case of the Managing Director, who is to be included among the beneficiaries of this special bonus in place of the bonus scheme applicable to him for 2005);

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extension of the plan for the allocation of a retention bonusapproved by the Compensation Committee on 2 March 2000 and 11 February 2002 to the years 2005, 2006 and 2007, approved by the Board of Directors pursuant to art. 2389 of the Italian Civil Code (in this regard, see the note on “Commitments not reflected in the Balance Sheet” later in this report);

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re-financing of the bond maturing on 31 May 2005 by the syndicated Loan from Unicredit Banca d’Impresa S.p.A. and other Lending Banks, which was arranged and syndicated by Unicredit Banca Mobiliare S.p.A., operating under an exclusive mandate from the company. The collection of the Loan involved the giving of guarantees by the company and its subsidiaries, including pledges of the Ducati and Ducati Corse brand names, as well as the quotas held in certain subsidiary companies;

-	adoption by the company of the recommendations contained in the Code for the Self-Regulation of companies listed by Borsa Italiana S.p.A. and of its own system of corporate governance.

Introduction and adoption of IFRS ( International Financial Reporting Standards)

Under European Regulation No. 1606 of July 2002, all European companies with shares listed on a regulated market must prepare their consolidated financial statements in accordance with IFRS accounting standards (the new name for International Accounting Standards) as from their 2005 financial year. Comparative information for the 2004 financial year must also be presented at that time.

This regulation applies to Ducati Motor Holding S.p.A., which has taken all necessary steps to make this transition to the IFRS. At the time of preparing this report, the transition to IFRS is substantially complete and, accordingly, as allowed by CONSOB in Consultative Document “International Accounting Standards: interim statements, offer/listing statements, definition of the concept of related parties “ published on 17 February 2005, the company has applied IAS 34 and the valuation and measurement criteria required under IAS/IFRS on preparing the Half-yearly Report as of 30 June 2005.

With regard to the financial statements of Ducati Motor Holding S.p.A., an attachment to this report entitled “Accounting schedules of Ducati Motor Holding S.p.A.”, required by art. 81 of the Consob Regulation, presents the parent company’s accounting schedules using the policies applied to prepare the full-year financial statements. Since the amounts reported in the consolidated financial statements almost entirely reflect those recorded by the parent company, the accounting schedules of Ducati  Motor Holding S.p.A. as of 30 June 2005 prepared using Italian accounting standards have been supplemented, as recommended by Consob, by a statement at that date reconciling the reported shareholders’ equity and net results with the related IFRS amounts. Although there is no requirement to present the 2005 financial statements of Ducati Motor Holding S.p.A., in accordance with international accounting standards, the company has elected to adopt these standards for the preparation of its individual financial statements as of 31 December 2005.

The Half-yearly Report as of 30 June 2005 has been subjected to a limited examination by the independent auditors, in accordance with the criteria described in Consob Decision 10.867 dated 31 July 1997.

Management and coordination of the Group

The new company legislation, as laid down in art. 2497 bis et al of the Italian Civil Code, has introduced the concept of the management and coordination of companies.

The Italian companies within the Ducati Group subject to management and coordination by Ducati Motor Holding S.p.A. are: Ducati Corse S.r.l., Ducati Retail S.r.l. and Ducati Consulting S.r.l.

Protection of personal data (Decree 196 dated 30 June 2003)

On 11 November 2004, the Board of Directors of Ducati Motor Holding S.p.A. approved the security planning document required by Attachment B to Decree 196/03 “Privacy Code”, which specifies the technical procedures to be adopted if sensitive data is processed using electronic means.

The Group’s Italian subsidiaries are preparing and updating their own security planning documents.

Stock option plans

First Plan

On 7 September 1998, the extraordinary meeting of Ducati Motor Holding S.p.A. approved a divisible share capital increase with the waiver of pre-emption rights pursuant to art. 2441 of the Italian Civil Code in order to service a “Stock Option Plan”. Under this authorisation, share capital will be increased by a maximum nominal value of Lire 8,148,148,000 on several, independent occasions with an annual frequency, by and not after 4 August 2007, via the issue of a maximum of 8,148,148 new ordinary shares, carrying dividend rights from 1 January of the year in which they are subscribed for and become fully paid, with a nominal value of Lire 1,000 each plus a share premium of Lire 400 each. These new shares may only be offered for subscription by managers, employees and consultants of the Company ( the “Beneficiaries”), as part of the stock option plan described in more detail below. The list of Beneficiaries, together with the exact number of new ordinary shares available to each of them and the timetable for the “vesting” of the respective subscription rights, was approved by the Board of Directors on 4 August 1998 and has been filed with the Company’s official documents. Taken together, the specific dynamics of this capital increase, the long period allowed for the exercise of the option rights and the fact that the increase is divisible, mean that for all legal effects this capital increase is completed year by year for the amount that, year by year, has been properly subscribed for, with the consequent modification of the related clause in the articles of association and the acquisition of voting and dividend rights by the newly-issued shares.

The regulations of the first Stock Option Plan state as follows:

“Vesting” of the options to subscribe for ordinary shares in the Company. The options to subscribe for ordinary shares in the Company (as “granted” above to the Beneficiaries) (the “Options”) vest (i.e. the individual Beneficiary has earned the right to exercise them, but solely on the conditions set out in the following paragraph) on 31 December 2001. The extraordinary meeting held on 7 September 1998 also adopted resolutions regarding the expiry and transferability of the Options.

“Exercise” of the Options. Without prejudice to the situations involving the expiry of Options envisaged by the Plan, once they have vested, the Options may be exercised (since the conditions for such exercise are already satisfied) all together or in part (and, therefore, the Beneficiary may subscribe for and pay for all or a part of the ordinary shares offered to him under option), by giving notice of this to the Company during the period of 30 days subsequent to the date of approval at the shareholders’ meeting of the financial statements for each year, ° and in any case by and no later than 4 August 2007.

Should the shares not be listed at the time the corresponding options are exercised, or should the Company merely wish to satisfy its obligation by paying sums of money, then the beneficiaries will receive a cash amount equal to the difference between the market value per share (determined by multiplying the EBITDA resulting from the latest approved financial statements prepared in accordance with US GAAP by 5.0, subtracting net debt, and then dividing by the number of shares outstanding as of the exercise date) and the exercise price, multiplied by the number of vested Options exercised. Should the Company decide to satisfy in cash, in whole or in part, its obligations deriving from the exercise of Option Rights, then the Company will pay any additional amounts necessary to guarantee that the value received by the beneficiary after deduction of the related personal income taxes is not less than the net value that he would have received had the Company decided to deliver the shares and (where relevant under the applicable fiscal legislation) had the beneficiary sold such shares on the Stock Exchange on a timely basis.

The situation regarding the first Stock Option Plan is summarised below:

	Period ended 30.06.2005				Period ended 30.06.2004

Stock Option Plans - First Plan	Number of shares		Exercise price in Euro	Market price in Euro	Number of shares	Exercise price in Euro	Market price in Euro

Rights granted, start of period		6,212,149	0.723	0.871	6,537,593	0.723	1.333
New rights granted during the period		—			—
Rights exercised during the period		533,630			325,444
Rights expiring during the period		—			—
Rights granted, end of period	*	5,678,519	0.723	0.977	6,212,149	0.723	1.155
of which: vested		5,678,519	0.723	0.977	6,212,149	0.723	1.155

* to be exercised by August 2007

Second Plan

In order to reward the results obtained and, at the same time, provide an incentive for the management of the Company, a resolution of the Compensation Committee on 6 September 1999 (adopted to the extent necessary by the Board of Directors at its meeting on 13 September 1999), set down the regulations (the “Plan”) regarding the granting of additional stock appreciation rights and/or rights to subscribe for or purchase shares in the Company with the following main characteristics:

a) the beneficiaries of the Plan are the executive directors and managers (employees or consultants and freelance personnel) of the Company and its subsidiaries identified by the Compensation Committee in compliance with the requirements of art. 2389 of the Italian Civil Code;

b) the beneficiaries are granted: rights (Options) which enable them on the conditions described below to subscribe for or acquire ordinary shares in the Company, on condition that it continues to be listed on the Italian Stock Exchange, and subject to a shareholders’ resolution to increase share capital or acquire own shares; or, in the absence of a shareholders’ resolution or if the Company is no longer listed, a sum of money or a combination of these two factors;

c) the number of Options to be granted each year is established by the Board of Directors. Commencing from 2002, the Options may be granted to the beneficiaries by the Compensation Committee or by the Board in compliance with art. 2381.2 of the Italian Civil Code, by resolution to be adopted within 60 days of the approval of the draft consolidated balance sheet and statement of operations for the prior year (the “Consolidated Financial Statements”, on condition that the maximum number of Options granted in any one year may not exceed two percent of the Company’s outstanding share capital (the “Shares”). However, following the expiry of Options granted but not exercised due to the termination of employment, or to the termination of collaboration or consultancy agreements with certain employees, consultants and/or freelance collaborators of the Company or its subsidiaries who became beneficiaries in prior years, the Compensation Committee and the Board of Directors have decided that the conditions in 2002 were such that a higher number of Options could be granted with respect to the Options granted in prior years;

d) the Options granted vest in three equal instalments, unless decided otherwise by the Board of Directors or the Compensation Committee, at annual intervals, commencing from 31 December of the year immediately subsequent to the year of granting; these Options can be exercised by the beneficiaries year by year, by sending a related communication to the Company within thirty days of the date of approval of the latest Consolidated Financial Statements. With regard to Options relating to the years 1999, 2000 and 2001, the communication must be sent within thirty days of the approval and publication of the Consolidated Financial Statements accompanied by the related Explanatory Notes and Report on Operations. Options expire if they are not exercised within 7 years of their grant date;

e) at a meeting held on 3 March 2000, the Board of Directors approved a modification to the Plan adopted by the Compensation Committee in September 1999 in order to take account of changes in the income tax regulations applying to employees with regard to stock option plans.

In particular, it was established with regard to the determination of the Exercise Price (as defined in the Plan, i.e. the strike price), that the value of the Shares is defined from that date forward to be the value of the Company’s ordinary Shares at the date of granting the related Options, as determined in accordance with the fiscal regulations current at the grant date (without prejudice however to the requirement of the Plan that the Exercise Price may not be lower than the consolidated shareholders’ equity per Share at the date the Options are exercised by the beneficiaries.

The value of the Shares determined in accordance with current fiscal regulations is now based on the arithmetic average of the stockmarket prices struck during the last month prior to the grant (where, as clarified by the Ministry of Finance, “last month” is understood to be the period from the reference date (i.e. the grant date of the Options) to the same day in the preceding calendar month), while the previous text of the Plan made reference to the “average of the monthly average listed prices for the Shares on the Italian Stock Exchange for the three months prior to the month of granting”.

The change was therefore necessary in order to avoid the situation whereby fixing the Exercise Price in a different manner to that prescribed by fiscal regulations might inadvertently give rise to a taxable situation for beneficiaries who, as employees, could otherwise benefit from the tax exemption available under art. 48.2, g-bis of Consolidated Income Tax Legislation.  This change applies to Options granted subsequent to those granted for 1999.

f) should the Shares not be listed at the time the corresponding Options are exercised, then the beneficiaries will receive a cash amount equal to the difference between the market value per Share (determined by multiplying the EBITDA resulting from the latest approved financial statements prepared in accordance with Italian GAAP by 10, subtracting consolidated net debt, and then dividing by the number of shares outstanding as of the exercise date) and the exercise price, multiplied by the number of options exercised). The above calculation will continue to make reference to the latest approved financial statements prepared in accordance with Italian GAAP until a change in the regulations is approved.

Should the Company satisfy in cash, in whole or in part, its obligations deriving from the exercise of Options, then the Company (or the subsidiary for which the beneficiary works) will pay any additional amounts necessary to guarantee that the value received by the beneficiary after the deduction of the related personal income taxes is not less than the net value that he would have received had the Company decided to deliver the shares and (where relevant under the applicable fiscal legislation) had the beneficiary sold such shares at the market value per share described above.

As part of the above-mentioned resolutions of the Compensation Committee and the Board of Directors dated, respectively, 6 and 13 September 1999, the Company granted a total of 1,250,000 Options to three beneficiaries (Federico Minoli, Carlo Di Biagio and Massimo Bordi) with regard to 1999, on the terms and conditions set out in the Plan. Subsequently, in compliance with those resolutions, the Managing Director granted a total of 1,909,259 Options to 50 further beneficiaries prior to 31 December 1999, as reported on the related list filed with the Company’s official papers. The exercise price established for all the Options granted in relation to 1999 is permanently fixed at € 2.879, which was the average of the monthly average official prices for the shares of the Company listed on the Italian Stock Exchange for the months of June, July and August 1999.

At a meeting held on 3 March 2000, the Board of Directors decided to grant Options for 2000 on the terms and conditions set out in the Plan, as described above, and, in particular, to the maximum extent envisaged therein of 3,159,259 Options. The Options were granted with a permanently fixed exercise price of € 2.810 as follows: 500,000 Options granted by the Board to the Managing Director at that time, Federico Minoli, with the remainder, 2,659,259 Options, at the discretion of the Compensation Committee (on the understanding that no beneficiary could receive more than 500,000 Options), which granted them to a further 71 beneficiaries. The Options granted in accordance with the resolution vest in three annual instalments commencing from 31 December 2001 in the following proportions: 50%, 25% and 25%.

Partly as a consequence of the granting of Options in relation to 1999 and 2000, as described above, on 2 May 2000 the Shareholders’ Meeting approved an increase in share capital to service the Options already granted for 1999 and 2000, as well as the Options to be granted in relation to 2001 and 2002 in accordance with the terms of the Plan.  This increase was approved with the total waiver of pre-emption rights pursuant to art. 2441.5 and .8 of the Italian Civil Code, since its purpose was to facilitate share ownership by employees as well as being, with regard to beneficiaries who are consultants or freelance collaborators of the Group, in the corporate interest. In particular, this is a divisible increase in capital, for payment, by a maximum of 12 million ordinary shares in the Company (and therefore with a maximum increase in the nominal value of share capital of € 6,197,482) to be issued subsequent to the exercise of the Options granted to the respective beneficiaries, with dividend rights from 1 January of the year in which each of the related shares is subscribed for and paid for, as defined by current legislation; this increase may be made by the Board on several, independent occasions at annual intervals, on the terms and conditions described in the Plan. It was also established that this capital increase must be made by and no later than 31 July 2009, in order to allow for the issue of Shares to service the exercise (within the deadline of 7 years from the grant date) of Options granted in 2002. The total number of Option beneficiaries in each year from 1999 to 2002 did not exceed 200 persons.

The Shareholders’ Meeting held on 2 May 2000 in both ordinary and extraordinary session also granted a mandate to the Board of Directors, or to an ad hoc committee appointed by the Board or by the articles of association, to do everything necessary in order to implement the capital increase described above.

On 15 March 2001, the Board of Directors authorised the granting of 3,165,000 Options in relation to 2001, on the terms described above. These Options were granted with an exercise price of € 1.9882 as follows:

-	500,000 Options to the Chairman of the Board of Directors, Federico Minoli, and 500,000 Options to the previous Managing Director, Carlo Di Biagio;

-	with the remainder, 2,165,000 Options, at the discretion of the Compensation Committee which granted them to a further 73 beneficiaries.

These Options vest in three annual instalments commencing from 31 December 2002 in the following proportions: 50%, 25% and 25%.

On 14 February 2002, the Board of Directors authorised the granting of 3,960,000 Options in relation to 2002, on the terms described above. These Options were granted with an exercise price of € 1.8069 as follows:

-	500,000 Options to the Chairman of the Board of Directors, Federico Minoli, and 500,000 Options to the previous Managing Director, Carlo Di Biagio;

-	the remainder, 2,960,000 Options, were granted to a further 90 beneficiaries.

These Options vest in three annual instalments commencing from 31 December 2003 in the following proportions: 50%, 25% and 25%.

On 13 February 2003, in view of the stockmarket prices for the Company’s shares, the Board of Directors resolved to replace by a multiple of “5” the multiple of “10” used in the formula to calculate the value of Ducati shares should the Options be paid out in cash with the Company no longer listed on the Stock Exchange. This modification relates to Options granted subsequent to the date of the above resolution.

The Board of Directors did not authorise any grant of Options in relation to 2003.

On 11 March 2004, the Board of Directors authorised the granting of 3,170,000 Options in relation to 2004, on the terms described above. These Options were granted with an exercise price of € 1.3170 as follows:

-	500,000 Options to the Chairman of the Board of Directors and Managing Director, Federico Minoli;

-	the remainder, 2,670,000 Options, were granted to approximately a further 65 beneficiaries.

These Options vest in three annual instalments commencing from 31 December 2005 in the following proportions: 50%, 25% and 25%.

On 6 May 2004, the Shareholders’ Meeting in extraordinary session approved a proposed divisible share capital increase for cash, with premium if appropriate, with the waiver of pre-emption rights pursuant to para. 8 of art. 2441 of the Italian Civil Code, to service the company’s stock option plan reserved solely for employees of the Ducati Group, up to a maximum value of € 824,200 and therefore not exceeding 1% of the current share capital, to be implemented by and not after 31 July 2011 via the issue of a maximum of 1,585,000 ordinary shares carrying dividend rights from 1 January of the year in which they are subscribed for and become fully paid, as defined by current legislation. This increase is subject to all the conditions specified in the Plan and the following additional requirements: (i) the new shares may only be issued to service, in part or in full, the option rights granted for 2004 to those Employee Beneficiaries whose names have already been identified by the special Committee appointed by the Board, on the terms and conditions established in the Plan; (ii) the shares will be issued at the overall price of € 1.3170 each; (iii) in view of the special dynamics of this capital increase, the length of the implementation period available and its divisibility, the capital increase will be deemed, for all legal effects, to be completed year by year for the amount which, year by year, is properly subscribed and simultaneously paid in.

On 10 March 2005, the Board of Directors authorised the granting of 3,170,000 Options in relation to 2005, on the terms described above. These Options were granted with an exercise price of € 1.0650 as follows:

-	500,000 Options to the Chairman of the Board of Directors and Managing Director, Federico Minoli;

-	the remainder, 2,670,000 Options, were granted to approximately a further 65 beneficiaries.

These Options vest in three annual instalments commencing from 31 December 2006 in the following proportions: 50%, 25% and 25%.

The extraordinary session of the Shareholders’ Meeting held on 5 May 2005 approved an increase in share capital by a maximum of 1,588,000 shares, as described further in the “Other corporate events” section of this report.

The situation regarding this second Stock Option Plan is summarised below:

	Period ended 30.06.2005				Period ended 30.06.2004

Stock Option Plans - second plan	Number of shares		Exercise price in Euro	Market price in Euro	Number of shares	Exercise price in Euro	Market price in Euro

Rights granted, start of period		14,356,630	2.1120	0.871	11,344,130	2.3066	1.333
New rights granted during the period		3,170,000	1.0650	1.333	3,170,000	1.3170	1.333
Rights exercised during the period		—			—
Rights expiring during the period		65,000			—
Rights granted, end of period	*	17,461,630	1.9240	0.977	14,514,130	2.1048	1.155
of which: vested		10,453,505	2.3686	0.977	8,954,130	2.4487	1.155

*	including 2,689,130 to be exercised by 2006, 2,475,000 by 2007, 2,790,000 by 2008, 3,332,500 by 2009, 3,005,000 by 2011 and 3,170,000 by 2012.

Evidently, in addition to the exercise of all the Options, the development of the Stock Option Plans will depend on the decisions to be taken by the Company each year with regard to the granting of options to subscribe for new shares, as against the alternative of making cash payments.

The provisions of IFRS 2 relating to share-based payments were applied on preparation of the Half-yearly Report as of 30 June 2005. In accordance with these provisions, the total fair value of stock options at the grant date must be charged to the statement of operations. Changes in their fair value subsequent to the grant date do not alter their initial valuation. The cost of compensation corresponding to the fair value of the options is recognised as a payroll cost on a straight-line basis during the period between the grant date and the vesting date, and the matching entries are credited directly to shareholders’ equity.

The Group has adopted the transitional provisions envisaged by IFRS 2 and, accordingly, has applied the standard to all stock option plans granted after 7 November 2002 that had not already vested on the date that IFRS 2 came into force (1 January 2005). As allowed under the transitional provisions for IFRS 2, no compensation costs have been recognised in relation to stock options granted prior to 7 November 2002.

The effect of adopting this IFRS has been to recognise additional costs of € 217 thousand as of 30 June 2004 and € 645 thousand as of 30 June 2005.

Employee share purchase plan

The employee share purchase plan was approved by the Board of Directors on 14 February 2002, which  delegated all necessary powers for its implementation to the Managing Director. This plan is intended to facilitate the purchase of shares by the permanent employees of the Ducati Group resident in Italy, including part-timers and excluding those employees who are also directors of Group companies, (the “Employees”), and is summarised as follows (the “Share Plan”).

The Share Plan is intended to build the loyalty of the Employees by enabling them to receive at a discounted price (1/3 of the purchase price to be paid by the Company, up to a maximum of € 1,000 paid by each Employee in each calendar year), ordinary shares in Ducati Motor Holding (the “Shares”) acquired in the Screen-traded Market administered by Borsa Italiana S.p.A. (the “Market”).

In particular, the Share Plan confers on the Employees the right, to be exercised by a certain date in each year, to inform the Company of the total value of Shares that they intend to purchase, up to the maximum annual limit established in the Share Plan (€ 3,000 per employee per calendar year).

Based on the applications received, the Company instructs an intermediary to acquire the above shares in the Market on behalf of the Company. On the day of the purchase, the Company - via the intermediary - allocates the Shares to the Employees at the discounted price referred to above. The Shares acquired on this basis cannot be sold by the Employees for a period of 3 years. Specific regulations cover the termination of employment relationships with the Employees.

With regard to the application of company law, the implementation of the Share Plan is subject to the authorisation of the purchase of own shares by the shareholders at an ordinary meeting. In addition, the value of the assistance provided as a result of implementing the Share Plan cannot exceed the Company’s distributable earnings and reserves.

As of 30 June 2005, the Share Plan has not been activated. Accordingly, no provision has been recorded in the consolidated Half-yearly Report as of 30 June 2005 in relation to the above Share Plan.

The authorisation of the Board of Directors to purchase and transfer blocks of own shares, approved at the Shareholders’ Meeting held on 5 May 2005, is described further in the “Other corporate events” section of this report.

The parent company did not purchase or sell any own shares during the period ended 30 June 2005. As of 30 June 2005, the parent company holds a total of 3,769,249 own shares which were purchased in prior periods. Following the adoption of IAS 32, these shares are classified as a direct deduction from shareholders’ equity. The purchases of own shares were made in accordance with the shareholders’ authorisation dated 6 May 2004 and disclosed to Consob on a timely basis.

Sector information for the Group

	MOTORCYCLES		SPARE PARTS		ACCESSORIES & APPAREL		OTHER		TOTAL

	June 05	June 04	June 05	June 04	June 05	June 04	June 05	June 04	June 05	June 04

Net sales	147,388	174,739	22,591	22,306	16,421	19,968	1,705	3,355	188,105	220,368
% of net sales	78.4%	79.3%	12.0%	10.1%	8.7%	9.1%	0.9%	1.5%	100.0%	100.0%
Cost of goods sold	(123,858)	(139,646)	(8,016)	(7,565)	(10,076)	(12,727)	(263)	(1,079)	(142,213)	(161,017)

Gross operating profit	23,530	35,093	14,575	14,741	6,345	7,241	1,442	2,276	45,892	59,351

% of net sales	16.0%	20.1%	64.5%	66.1%	38.6%	36.3%	84.6%	67.8%	24.4%	26.9%
% of gross operating profit	51.3%	59.1%	31.8%	24.8%	13.8%	12.2%	3.1%	3.8%	100.0%	100.0%
Other operating revenues	15,463	13,788	1,869	1,389	2,071	2,339	141	209	19,544	17,725
Selling expenses	(33,262)	(36,462)	(11,238)	(11,054)	(5,037)	(6,097)	18	(20)	(49,519)	(53,633)
General and administrative expenses	(7,828)	(8,089)	(1,162)	(1,023)	(844)	(915)	(35)	(50)	(9,869)	(10,077)
Other income (charges)	(1,177)	(1,024)	(179)	(129)	(130)	(117)	(5)	(19)	(1,491)	(1,289)

Operating profit (loss)	(3,274)	3,306	3,865	3,924	2,405	2,451	1,561	2,396	4,557	12,077

% of net sales	-2.2%	1.9%	17.1%	17.6%	14.6%	12.3%	91.6%	71.4%	2.4%	5.5%
% of total operating profit (loss)	-71.8%	27.4%	84.8%	32.5%	52.8%	20.3%	34.3%	19.8%	100.0%	100.0%
Non-operating income and expense									—	—
Financial income and expense									(5,292)	(4,630)

Result before taxation and minority interests									(735)	7,447

Minority interest in results									—	3

Results before taxation									(735)	7,450

Income taxes									(2,814)	(4,884)

Net profit (loss) for the period									(3,549)	2,566

Other information
Sector assets
Trade receivables	90,430	95,278	13,841	12,135	10,035	10,935	1,038	1,802	115,344	120,150
Inventories	61,517	73,753	21,204	23,481	11,554	14,308	—	—	94,275	111,542
Property, plant and equipment	35,341	38,875	5,409	4,951	3,922	4,461	407	735	45,079	49,022
Goodwill and brands	86,050	86,050	—	—	—	—	—	—	86,050	86,050
Total unallocated assets									149,271	149,066

Total Assets	273,338	293,956	40,454	40,567	25,511	29,704	1,445	2,537	490,019	515,830

Sector liabilities
Trade payables	90,419	93,643	5,852	5,073	7,356	8,534	192	724	103,819	107,974
Provisions for risks and charges	6,369	6,532	11	30	8	27	1	4	6,389	6,593
Provisions relating to employees	3,747	3,510	2,827	2,323	2,055	2,080	213	349	8,842	8,262
Due to employees	2,651	3,190	2,001	2,111	1,454	1,890	151	317	6,257	7,508
Shareholders’ equity not allocated									153,483	164,893
Other unallocated liabilities									211,229	220,600

Total Liabilities and Equity	103,186	106,875	10,691	9,537	10,873	12,531	557	1,394	490,019	515,830

Capital investment during the period
Investment in PPE and R&D	11,659	7,758	1,188	1,110	327	345	34	57	13,208	9,270
Unallocated investment in fixed assets									788	1,744

Sector information

The following table indicates the contribution made by each business sector within the Ducati Group to total net sales, gross operating profit and operating profit:

	Motor cycles	Spare parts	Accessories & apparel	Other	Total

Net sales	78.4%	12.0%	8.7%	0.9%	100.0%
Gross operating profit	51.3%	31.8%	13.8%	3.1%	100.0%
Operating profit (loss)	-71.8%	84.8%	52.8%	34.3%	100.0%

Motorcycles

Analysis of the statement of operations by sector clearly shows that motorcycles are the dominant sector within the Ducati Group. The decrease in the number of motorcycles sold, the adverse product mix and unfavourable exchange rate movements all adversely affected net sales in the first half of 2005 with respect to the comparative period in 2004.

For the same reasons, the sector’s gross operating profit fell from 20.1% to 16.0% of net sales, while operating profit declined from 1.9% to -2.2%.

Spare parts

Sector sales during the first half of 2005 were essentially in line with those recorded in the comparative period of last year.

The gross operating profit for this sector has decreased slightly with respect to the prior year, easing from 66.1% to 64.5% of total revenues due to a change in product mix. Operating profit was in line with the prior year (17.1% in 2005 compared with 17.6% in 2004) due to a reduction in selling costs.

Accessories and apparel

Sector sales fell by € 3.5 million, down 17.8%, with respect to the first half of 2004. This adverse performance was principally attributable to accessories, which benefited from an important promotional campaign during the first half of 2004, as well as to delays during 2005 in the supply of silencers for the new Superbike 999.

Despite this lower volume, the sector’s gross operating profit rose from 36.3% to 38.6%, due to an increase in the margin on accessories. For the same reason, operating profit rose from 12.3% in the first half of 2004 to 14.6% in the first half of 2005.

Other

The “Other” sector comprises the revenues earned from miscellaneous sales that are not part of the Ducati Group’s core business including, for example, the provision of services. The decrease in net sales reflects a reduction in the rental of racing bikes to satellite teams.

Recent changes in the Ducati Group workforce were as follows:

	30.06.2005		31.12.2004		30.06.2004

	period end	average	period end	average	period end	average

Managers	59	59	59	61	61	59
Office staff	541	536	528	538	536	537
Foremen	17	17	18	19	18	21
Workmen	549	551	534	549	548	561

Total	1,166	1,163	1,139	1,167	1,163	1,178

The Ducati Group employed 1,166 persons as of 30 June 2005, up by 27 from 1,139 employees at the end of 2004.

Share capital and management and coordination activities

Following a further subscription to the 1997 stock option plan,  a further implementation of the capital increase authorised at the Extraordinary Meeting held on 7 September 1998 took place on 15 June 2005 with the issue of 533,630 fully-paid ordinary shares with a total par value of € 277,487.00; accordingly, as of 30.06.2005, share capital has increased from € 82,589,731.64 to € 82,867,219.24, represented by 159,360,037 ordinary shares, par value € 0.52 each, carrying dividend rights from 01.01.2005.

Shareholder information tends to fluctuate since the Company is listed on the stockmarket, however the names of the principal shareholders and the number of shares held directly by them, disclosed below, have been determined by reference to communications and other information received by the Company in relation to the Shareholders’ Meeting held on 5 May 2005, as well as to any updates received between then and the date of preparing this report:

	Number of shares	%

Tpg Motorcycle Acquisition L.P.	52,657,750	33.04%
Giorgio Seragnoli	7,815,692	4.90%
Ducati Motor Holding S.p.A.	3,769,249	2.37%
Schroder Investment Management Ltd	3,101,649	1.95%
Harris Associates LP	3,015,650	1.89%

There have not been any commercial and/or financial transactions with these shareholders.

In addition, considering the new concept of “management and coordination” emerging from the reform of company law (new arts. 2497 et seq. of the Italian Civil Code), the Board of Directors has formally declared, with specific reference to relations between the Company and TPG, the relative majority shareholder, that no companies or entities manage or coordinate the Company’s activities since, in reality, decisions regarding the management of the Company are taken on an independent basis by Ducati Motor Holding S.p.A.. Consequently, Ducati Motor Holding S.p.A. is not subject to management and coordination by any company or body pursuant to art. 2497 of the Italian Civil Code.

Subsidiary companies

The following subsidiaries are controlled directly by the Company:

Ducati France S.A.S. (100% owned).
Ducati Motor Deutschland G.m.b.H. (100% owned).
Ducati Japan Limited (100% owned).
Ducati North Europe B.V. (100% owned).
Ducati U.K. Limited (100% owned).
Ducati Corse S.r.l. (100% owned).
Ducati North America Inc. (100% owned).
Ducati Retail S.r.l. (99% owned; the remaining 1% is held by a minority quotaholder).
Ducati Consulting S.r.l. (85% owned; the remaining 15% is held equally, 5% each, by three minority quotaholders).

Ducati Desmo Finance 1 S.r.l. (DDF1), vehicle for securitisation transactions. DDF1 has been included within the scope of consolidation in accordance with SIC 12, as discussed further below, although the Group has no equity interest in this company or any de facto or legal right of control.

Fellow subsidiaries

None.

Number and nominal value of own shares or shares in parent companies held by the Company, either directly or through trustees

As of 30 June 2005, the company holds a total of 3,769,249 own shares (3,769,249 as of 31 December 2004 and 1,593,378 as of 30 June 2004). Their reported value reflects the market valuation of these shares as of 30 June 2005: € 0.977 each. As from 1 January 2005, upon the adoption of IAS by the company, own shares are classified as a direct deduction from shareholders’ equity.

Number and nominal value of own shares or shares in parent companies purchased or sold during the period

Ducati Motor Holding S.p.A. made purchases of its own shares during 2004, in full compliance with the applicable regulations, in order to support trading in Ducati shares on the Italian stock market.

These purchases were made in accordance with the shareholders’ authorisations dated 7 May 2002, 6 May 2004 and 5 May 2005 and were disclosed to Consob on a timely basis. There were no sales or purchases of own shares during the first half of 2005.

Significant events subsequent to 30 June 2005

On 21 July 2005, the Board of Directors of Ducati Motor Holding S.p.A. approved new regulations for the Internal Audit Committee (established pursuant to the Code of Self-Regulation and the rules of the STAR sector of Borsa Italiana S.p.A.), which will function as an Audit Committee pursuant to the 1934 US Securities Exchange Act, as modified by the US Sarbanes-Oxley Act, with effect from 31 July 2005 and until the company’s single-board system of corporate governance comes into force. To this end, Ulrich Weiss, Director and member of the Internal Audit Committee, will serve as the Audit Committee Financial Expert required by US regulations. In addition, on the same date, the Board deemed that the company would be able to complete the transition to “full IAS” by 30 September 2005 and elected to deferred until no later than that date the examination and approval of the report on operations of the Ducati Group during the first half of 2005.

On 21 July 2005, the company’s Internal Audit Committee appointed Andrea Lipparini as its chairman. On the same date, the Committee determined the basis for the adoption, by 31 July 2005, of procedures for the receipt, filing and processing of complaints received by the company on accounting, auditing and internal control matters, and for the confidential or even anonymous presentation of complaints by employees regarding censurable accounting or auditing matters (so-called whistle-blowing procedures), pursuant to section 301 of the Sarbanes-Oxley Act.

Research and development activities

The Group has continued to carry out study and design activities at the production unit located at via Cavalieri Ducati 3, Bologna, with a view to acquiring new knowledge and applying it in the creation and perfection of new products, and for the technological improvement of existing products.

The costs of development projects for the production of motorcycles and engines are only capitalised if the conditions specified in IAS 38 – Intangible assets  (IAS 38.57), are met, namely:

-	demonstrable technical feasibility of the product;
-	intention of the company to complete the development project;
-	reliable determination of the costs incurred for the project;
-	recoverability of the amounts recorded from the future economic benefits expected to derive from the development project.

The development costs capitalised comprise solely those costs which can be attributed directly to the development process.

Capitalised development costs are amortised on a systematic basis, commencing from the start of production, over the expected life of the product which is usually five years.

With regard to the nature of these costs, it is confirmed that employment costs solely include employees with technical qualifications.

Technological consultancy costs relate to design and applied development work commissioned from third parties.

The providers of technological consultancy are professionally experienced and possess the specific technical skills required in relation to the development projects concerned; in addition, these consultants are equipped with suitable scientific equipment and have professionally-experienced employees.

Lastly, the cost of instruments and equipment is relevant and appropriate in relation to the actual usage of these assets in the above development activities; the related depreciation charges have been allocated correctly.

The study and design activities mentioned above have helped to achieve by the end of the period all the technical results that had been planned.

In addition, Group companies have presented applications for R&D incentives in relation to the following projects that are currently in progress.

Applications presented by Ducati Motor Holding S.p.A:

Purpose of the programme (1)	Total investment €	Regulation	Status of application

2873/DSPAR/00	7,512,898.50	Art. 11, Min.D. 8/8/1997	Min. Decree 2264 of 29/12/03
4404/DSPAR/01	1,904,800.00	Art. 11, Decree 8/8/1997	Min. Decree 789 of 21/6/04
E01/0001/0	841,960.00	Art. 14, Law 46/82	Min. Decree 86 of 5/8/02
E01/0003/0	1,209,400.00	Art. 14, Law 46/82	Min. Decree 415 of 19/6/03
E01/0004/0	2,706,570.00	Art. 14, Law 46/82	Min. Decree 87 of 5/8/02
E01/0005/0	5,926,680.00	Art. 14, Law 46/82	Min. Decree 88 of 5/8/02
E01/0142/0	17,543,710.00	Art. 14, Law 46/82	Min. Decree 583 of 10/10/03
4729/EC (2)	1,010,000.00	Art. 103, Law 388/00	Min. Decree 941/R2 of 1/12/03
Project 6	651,200.00	Measure 3.1 – Action A PRRIITT Decree 196 of 30/6/2003	Emilia Romagna Reg. Gov. Decree 1205 of 21/6/04
4425/ICT	2,200,000.00	Min. Decree 593/00	Awaiting approval

Applications presented by Ducati Corse S.r.l:

Project 337	612,920.00	Measure 3.1 – Action A PRRIITT Decree 196 of 30/6/2003	Emilia Romagna Reg. Gov. Decree 852 of 6/6/05

(1)	For confidentiality reasons, only the protocol number allocated by the competent regional/ministerial offices is indicated.
(2)	Project originally presented by Ducati.com S.r.l.

During 2003 and 2004, Ducati Motor Holding S.p.A. sent statements of costs eligible for financing (progress reports) to both the Ministry for Productive Activities and San Paolo IMI, the programme manager, regarding the following projects:

-	E01/0001/0, sent on 12/12/03 for a total amount of euro 448,678.04 (costs incurred between 5/11/01 and 31/5/02)
-	E01/0001/0, sent on 12/12/03 for a total amount of euro 528,405.22 (costs incurred between 1/6/02 and 4/5/03)
-	E01/0003/0, sent on 12/12/03 for a total amount of euro 579,908.94 (costs incurred between 1/6/01 and 31/10/03)
-	E01/0003/0, sent on 25/10/04 for a total amount of euro 516,352.78 (costs incurred between 1/11/03 and 31/7/04)
-	E01/0004/0, sent on 28/2/03 for a total amount of euro 790,971.06 (costs incurred between 7/2/01 and 31/12/02)
-	E01/0004/0, sent on 22/12/04 for a total amount of euro 1,153,280.65 (costs incurred between 1/1/03 and 30/11/04)
-	E01/0005/0, sent on 28/2/03 for a total amount of euro 1,883,356.92 (costs incurred between 3/5/01 and 31/12/02)
-	E01/0005/0, sent on 22/12/04 for a total amount of euro 3,426,722.23 (costs incurred between 1/1/03 and 30/6/04)
-	·E01/0006/0, sent on 23/12/03 for a total amount of euro 481,203.17 (costs incurred between 2/7/01 and 31/10/03)
-	·E01/0142/0, sent on 31/10/03 for a total amount of euro 5,081,387.68 (costs incurred between 6/2/02 and 28/2/03)
-	E01/0142/0, sent on 31/7/04 for a total amount of euro 7,365,294.38 (costs incurred between 1/3/03 and 31/3/04)

During 2003 and 2004, Ducati Motor Holding S.p.A. sent the Ministry for Productive Activities and San Paolo IMI, the programme manager, applications for extensions regarding the following projects:

-	E01/0003/0, sent on 12/12/03 with justification for the request to extend the completion date for the project to 31/7/04, extension granted
-	E01/0004/0, sent on 27/5/04 with justification for the request to extend the completion date for the project to 5/11/05, extension granted
-	E01/0005/0, sent on 27/10/04 with justification for the request to extend the completion date for the project to 31/10/05, extension granted
-	E01/0006/0, sent on 23/12/03 with justification for the request to extend the completion date for the project to 4/11/04, extension granted

On 26/10/04 Ducati Motor Holding S.p.A. sent the Ministry for Productive Activities and San Paolo IMI, the programme manager, a waiver statement regarding project E01/0006/0.

During 2004 and 2005, the Ministry for Productive Activities and San Paolo IMI, the programme manager, carried out inspection at Ducati Motor Holding S.p.A. in relation to the following projects:

-

E01/0001/0, on 22/9/04; final inspection of this project completed during 2003. The outcome of the inspection was positive and Ducati Motor Holding S.p.A. has received 90% of the assisted finance and capital grants envisaged by the authorising decree (the remaining 10% will be collected following signature of the “final declaration of obligation”)

-

E01/0142/0, on 28/10/04; interim technical inspection following submission of the second progress report. The outcome of the inspection was positive and Ducati Motor Holding S.p.A. has received the related portion of the assisted finance and capital grants envisaged by the authorising decree

-

E01/0003/0, on 27/4/05; final inspection of this project completed during 2004. Ducati Motor Holding S.p.A. is awaiting receipt of 90% of the assisted finance and capital grants envisaged by the authorising decree (the remaining 10% will be collected following signature of the “final declaration of obligation”)

During 2003, 2004 and 2005, Ducati Motor Holding S.p.A. received assisted finance and capital grants in relation to the following projects (in order of value date received):

-	E01/0005/0, Ducati Motor Holding S.p.A. received assisted finance (1.012% p.a.) amounting to euro 746,761.68 and capital grants amounting to euro 261,114.00 with a value date of 22 July 2003
-	E01/0004/0, Ducati Motor Holding S.p.A. received assisted finance (1.012% p.a.) amounting to euro 470,943.18 and capital grants amounting to euro 118,668.00 with a value date of 22 July 2003
-	E01/0142/0, Ducati Motor Holding S.p.A. received assisted finance (0.960% p.a.) amounting to euro 2,315,769.72 and capital grants amounting to euro 989,208.00 with a value date of 1 April 2004
-	E01/0003/0, Ducati Motor Holding S.p.A. received assisted finance (1.012% p.a.) amounting to euro 290,256.00 and capital grants amounting to euro 85,000.00 with a value date of 4 June 2004

-	E01/0001/0, Ducati Motor Holding S.p.A. received assisted finance (1.012% p.a.) amounting to euro 121,242.24 with a value date of 22 July 2004
-	E01/0142/0, Ducati Motor Holding S.p.A. received assisted finance (0.960% p.a.) amounting to euro 3,157,867.80 with a value date of 14 December 2004
-	E01/0142/0, Ducati Motor Holding S.p.A. received capital grants amounting to euro 1,348,920.00 with a value date of 28 June 2005
-	E01/0001/0, Ducati Motor Holding S.p.A. received capital grants amounting to euro 52,920.00 with a value date of 28 June 2005
-

E01/0001/0, Ducati Motor Holding S.p.A. received capital grants amounting to euro 145,530.00 with a value date of 8 July 2005, and assisted finance (1.012% p.a.) amounting to euro 333,416.16 with a value date of 26 July 2005

-

E01/0004/0, Ducati Motor Holding S.p.A. received capital grants amounting to euro 130,944.00 with a value date of 8 July 2005, and assisted finance (1.012% p.a.) amounting to euro 519,661.44 with a value date of 26 July 2005

-

E01/0005/0, Ducati Motor Holding S.p.A. received capital grants amounting to euro 484,926.00 with a value date of 8 July 2005, and assisted finance (1.012% p.a.) amounting to euro 1,386,843.12 with a value date of 26 July 2005

With reference to the projects listed in the above table, the capital grants collected to date total euro 3,617,230, while the assisted finance received amounts to euro 9,342,761.34. These loans are repayable five years from final approval of the financial and technical statements presented with regard to the authorised duration of each project. These loans remain at an “interest-only” stage from the date of payment until the date of final approval of the technical and financial statements; accordingly, Ducati Motor Holding S.p.A. incurs interest charges (at the assisted rates mentioned above), but has no obligation to make repayments of principal.

Relations with related parties

The following table indicates the principal economic and financial relations with “related parties” during the first six months of 2005, pursuant to CONSOB communication DEM 2064231 of 30 September 2002 and in accordance with IAS 24.

Relations between the subsidiary companies and Ducati Motor Holding S.p.A. have given rise to the following receivables and payables as of 30 June 2005:

	Financial receivables	Financial payables	Trade receivables	Trade payables

Ducati France S.A.S.	146	—	12,347	289
Ducati Motor Deutschland G.m.b.H.	10	—	12,523	32
Ducati Japan K.K.	—	—	19,989	—
Ducati North Europe B.V.	—	8	3,432	61
Ducati U.K. Limited	—	—	6,092	61
Ducati Corse S.r.l.	270	365	4,726	3,727
Ducati North America Inc.	—	—	16,310	4
Ducati Retail S.r.l.	—	—	120	89
Ducati Consulting S.r.l.	—	64	45	25
Ducati Desmo Finance 1 S.r.l.	7,690	9,790	—	—

Total	8,116	10,227	75,584	4,288

	Costs	Revenues

Ducati France S.A.S.	534	17,178
Ducati Motor Deutschland G.m.b.H.	595	9,038
Ducati Japan K.K.	931	9,438
Ducati North Europe B.V.	181	8,259
Ducati U.K. Limited	432	11,215
Ducati Corse S.r.l.	1,100	1,171
Ducati North America Inc.	1,386	21,983
Ducati Retail S.r.l.	437	96
Ducati Consulting S.r.l.	65	18
Ducati Desmo Finance 1 S.r.l.	755	67

Total	6,416	78,463

Subsidiary companies operate independently from a financial standpoint, although certain of them benefit from particular types of centralised financing, including loans from Ducati Motor Holding S.p.A., especially at certain stages in their development cycle such as the start-up period or during difficult market conditions.

Distribution subsidiaries are normally able to self-finance their activities from the profits generated by their operations together, where necessary, with the without-recourse factoring of trade receivables.

There is, in fact, a special relationship between Ducati Motor Holding S.p.A. and Ducati Corse S.r.l..

In particular, Ducati Corse S.r.l. was created to separate from Ducati Motor Holding S.p.A., a production and marketing company, all those aspects associated with the world of racing and the related research and development activities. Accordingly, there was a need to regulate in a suitable manner the transactions between these two companies.

As a result, the following contracts have been signed:

-	Lease of the racing business.
-	R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to sporting activities, although the results may also be used in the production of motorcycles.
-	R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to the development of a GP motorcycle.
-

Licence contract effective from 11 December 2004, under which Ducati Corse S.r.l. has granted Ducati Motor Holding S.p.A. the right to use (i) the “Ducati Corse” brand for the production and distribution of “replica Corse” motorcycles by Ducati Motor Holding S.p.A. (“Licenced Products”) and (ii) the sporting image of Ducati Corse, together with the brand name or otherwise, to promote the products, brands and distinctive marks of Ducati Motor Holding S.p.A., in return for the payment by Ducati Motor Holding S.p.A. of a fixed fee and a variable element (royalty) calculated as a percentage of the price of the Licenced Products.

With reference to relations between the company and its parent, on 25 November 2004 the Board of Directors of the company and the Board of Directors of Ducati Motor Holding S.p.A. approved the intercompany transfer of the “Ducati Corse” brand name (name and team logo) from Ducati Motor Holding S.p.A. to the company at a value, determined by independent professionals, of € 23 million + VAT.

The reasons for this transfer of the brand name to – Ducati Corse S.r.l. – took into account that this company, being directly involved in performing the activities that most enhance the value of the brand, is in the best position to develop it; in addition, consistent with the Ducati Group’s strategies, this transaction more appropriately diversifies the “Ducati Corse” brand from the other “Ducati” brands, considering the way it is used and its target.

The transfer deed was signed on 10 December 2004.

On 9 May 2005, Ducati Corse S.r.l. and Ducati Motor Holding S.p.A., together, obtained a syndicated loan totalling €100 million, as discussed in the “Net financial position” section of this report.

In this regard, on 9 May 2005 the Quotaholders’ Meeting of Ducati Corse S.r.l. resolved to modify the articles of association in order to reserve for the quotaholders the right to grant or transfer any real or guaranteed rights over the “Ducati Corse” brand or any other rights, howsoever described, the granting or transfer of which result in a substantial modification of the corporate objects. This change was required by the Lending Banks in order to strengthen their guarantee from Ducati Corse S.r.l. concerning its full and timely repayment of that portion of the Loan for which it is responsible. Among other rights, the Lending Banks have the right to vote at the Quotaholders’ Meetings of Ducati Corse S.r.l. that resolve on the following matters: changes to the memorandum and/or articles of association; extension of the duration or the early winding-up of the company; appointment of liquidators and determination of criteria for the liquidation process; granting or transfer any real or guaranteed rights over the “Ducati Corse” brand or any other rights, howsoever described, the granting or transfer of which result in a substantial modification of the corporate objects described in the company’s articles of association; mergers and spin-offs. As a consequence of the changes to the articles of association described above, deeds involving the way the “Ducati Corse” brand is used must be decided upon by the Lending Banks, which have a right to vote at the related Quotaholders’ Meetings.

The portion of the Loan allocated to Ducati Corse S.r.l. was used by that company to pay part of the consideration due on the purchase of the “Ducati Corse” brand from Ducati Motor Holding.

As stated in the “securitisation” section, a number of foreign subsidiaries are involved in the securitisation programme.

In operational terms, disposals by the foreign branches involve the sale without recourse of their receivables to Ducati Motor Holding, which then sells them to Ducati Desmo Finance 1.

Other related parties

Relations with other related parties during the period ended 30 June 2005 are summarised below:

	Directors’ emoluments	Collaboration and/or remuneration	Expenses reimbursed

Federico Minoli	*125.000	180,486	62,453
Giorgio Seragnoli	7,500	—	—
Mauro Benetton	7,500	—	—
Massimo Bergami	2,500	—	—
David Bonderman	7,500	—	—
Alessandro M. M. Foti	5,000	—	—
Abel Halpern	7,500	—
Andrea Lipparini	7,500	9,317	—
Paolo Pietrogrande	7,500	—
Dante Razzano	7,500	—	—
Giles Thorley	7,500	—	—
Ulrich Weiss	7,500	—	—

* Waived annual director’s emoluments of € 15,000.

As required by CONSOB communications 97001574 of 20 February 1997 and 98015375 of 27 February 1998 and IAS 24, it is confirmed that the commercial relations with the Ducati Group disclosed in the above table are settled on arms’-length terms.

Two commercial services agreements have been signed with Dream Engine S.r.l., whose sole director and indirect controlling quotaholder was Federico Minoli until 31 December 2004. These agreements involved, respectively, the organisation of the “Motogiro d’Italia” and the “Centopassi” events which were held during the months of July and September 2004. The invoices recorded as of 31 December 2004 totalled € 566 thousand.

At the meeting of the parent company’s Board of Directors held on 10 February 2005,  Federico Minoli informed the Board that he had sold all his direct and indirect interests in Dream Engine S.r.l., thereby eliminating any potential economic interest in the company’s future transactions, if any, with Dream Engine S.r.l., and stated in this regard that the company had signed a sponsorship agreement with Dream Engine S.r.l. concerning the Motogiro d’Italia 2005.

On 19 January 2005, Paolo Pietrogrande, director, explained to the Board his potential conflict of interest with reference to a service agreement between the company and Contemporanea Progetti S.r.l., in which one of his relations owns a 30% interest, for the design of Ducati’s new stand for trade fairs and other events at a cost of € 40,000.00 + VAT (including expenses).

The Board of Directors previously granted Knowledge Lab S.r.l., in which A. Lipparini holds a 22.5% interest, a contract for the training of personnel which expired in December 2004. The value of this work was about € 12,000. The invoices recorded as of 31 December 2004 totalled € 8 thousand.

The above transactions were arranged on arms’-length terms. Reference is also made to the “Commitments not reflected in the Balance Sheet” section of the explanatory notes as of 30 June 2005 and to the paragraph on “Stock Option Plans”.

The directors’ direct interests in the shares of Ducati Motor Holding S.p.A. are detailed below:

Directors	Number of shares held as of 30/06/2005

Giorgio Seragnoli	7,815,692
Federico Minoli	225,000

There are no significant relations with other related parties, other than those disclosed in this report on operations or in the explanatory notes.

Outlook for operations

The results for the first half of 2005 seem weak in absolute terms, but are only slightly below forecast since net sales for the year will be heavily skewed towards the last quarter of 2005, with the delivery of the new SportClassic motorcycles, for which orders for about 4,000 units have been received. The recent victories by Loris Capirossi in the MotoGP class demonstrate the level of technological competitiveness reached by Ducati, and will certainly benefit morale and the sales of the company.

A precise forecast for 2005 will depend on the company’s ability to deliver and invoice the largest possible number of the SportClassic motorcycles already ordered by the distribution network. At this time, it is prudent to forecast a pre-tax loss of about euro 2 million and a net financial position in line with that reported last year.  A more precise estimate will be possible on publication of the third-quarter results, in mid-November, when scheduling of the deliveries of the SportClassic motorcycle will have been completed.

Consolidated financial statements and explanatory notes

Ducati Group consolidated balance sheet

	As of 30.06.2005		As of 31.12.2004

	€ 000%		€ 000%

Current assets
Cash and cash equivalents	53,824		49,327
Trade receivables	115,345		118,622
Inventories	94,275		92,293
Other current assets	11,179		10,787
Current assets - Credit Link	—		15,000

Total current assets	274,623	56.0%	286,029	56.9%

Non-current assets
Property, plant and equipment	67,138		70,288
Goodwill and intangible assets with an indefinite life	86,050		86,050
Other intangible assets	39,952		38,268
Equity investments	20		20
Prepaid taxes	21,872		21,665
Other non-current assets	364		403

Total non-current assets	215,396	44.0%	216,694	43.1%

Total assets	490,019	100%	502,723	100%

Current liabilities
Due to banks	43,040		93,738
Current financial liabilities	3,144		57,342
Trade payables	103,818		77,463
Due to tax authorities	11,856		8,298
Other current liabilities	22,434		15,936
Provisions for risks and charges - current portion	4,726		4,726

Total current liabilities	189,018	38.6%	257,503	51.2%

Long-term liabilities
Long-term debt, net of current portion	113,645		51,913
Provisions relating to employees	8,843		8,482
Deferred taxation	13,075		12,207
Due to tax authorities	—		1,292
Other long-term financial liabilities	10,276		11,869
Provisions for risks and charges - long-term portion	1,663		1,663

Total long-term liabilities	147,502	30.1%	87,426	17.4%

Total liabilities	336,520	68.7%	344,929	68.6%

Shareholders’ equity
Share capital	82,867		82,590
Share premium	16,769		16,662
Revaluation reserve	46,265		46,265
IFRS transition reserve	3,642		3,578
Other reserves	3,704		5,546
Retained earnings	3,785		6,606
Net results for the period	(3,549)		(3,469)

Total Group shareholders’ equity	153,483	31.3%	157,778	31.4%

Minority interest	16		16
Total liabilities and shareholders’ equity	490,019	100%	502,723	100%

Ducati Group consolidated statement of operations

	1st half 2005		1st half 2004

Net sales	188,105		220,368
Cost of sales	(142,213)		(161,017)

Gross operating profit	45,892	24.4%	59,351	26.9%
Other operating revenues	19,544		17,725
Selling expenses	(49,519)		(53,633)
General and administrative expenses	(9,869)		(10,078)
Other expenses	(1,491)		(1,288)

Operating profit	4,557	2.4%	12,077	5.5%
Financial income	1,497		1,029
Financial charges	(6,466)		(5,412)
Exchange gains and losses	(323)		(247)

Result before taxation	(735)	(0.4)%	7,447	3.3%
Taxation	(2,814)		(4,884)

Net result including minority interest	(3,549)	(1.8)%	2,563	1.1%

Net result attributable to minority interest	—		3

Net result attributable to the Group	(3,549)	(1.9)%	2,566	1.2%
Basic earnings/(loss) per share*	(0.0229)		0.0162
Diluted earnings/(loss) per share**	(0.0229)		0.0159
Number of shares	159,360,037		158,826,407

* Basic earnings per share represents the parent company’s interest in the net results (adjusted to take account of the minimum dividend payable on the savings shares), divided by the weighted-average number of ordinary shares in circulation during the period, excluding the own shares held.

**Diluted earnings per share is determined by adjusting the weighted-average number of ordinary shares in circulation on the assumption that all potential ordinary shares with a diluting effect will be converted. The Ducati Group’s stock options fall into the category of potential ordinary shares with a diluting effect.

Shareholders’ equity

The changes in shareholders’ equity are reported below:

	As of 31.12.2004	Allocation of prior period results	Effect of transition to IFRS 01.01.2005	Changes in cumulative translation adjustment	Increase in share capital on exercise of stock options	Other movements		Results for the period	As of 30.06.2005

Share capital	82,590	—	—	—	277	—		—	82,867
Share premium	16,661	—	—	—	108	—		—	16,769
Revaluation reserve, Law 342	46,265	—	—	—	—	—		—	46,265
Legal reserve	287	—	—	—	—	—		—	287
Reserve for own shares held	3,283	—	(3,283)	—	—	—		—	—
Cumulative trans. adjustment	(989)	—	—	1,443	—	—		—	454
IFRS transition reserve	3,578	—	64	—	—	—		—	3,642
Retained earnings and other reserves	9,572	(3,469)	—	—	—	645	*		6,748
Result for the period	(3,469)	3,469	—	—	—			(3,549)	(3,549)

Total Shareholders’ Equity	157,778	—	(3,219)	1,443	385	645		(3,549)	153,483

* This amount represents the valuation of the stock option plans, the matching entry for which is reflects in the results for the period.

Statement of consolidated cash flows

	Period ended 30.06.2005 € 000	Period ended 30.06.2004 € 000

Cash flow generated by operating activities
Result for the period	(3,549)	2,566
Adjustments to reconcile the net result with the movements of funds generated by (use in) operating activities
- Non-monetary cost of stock options	645	217
- Amortisation, depreciation and write-downs	14,622	14,579
- Interest paid (collected)	1,034	5,919
- Income taxes paid	307	3,853
Effect of changes in operating assets and liabilities
- Change in operating capital	27,650	3,442
- Other current assets	(392)	1,422
- Other current liabilities	6,498	3,216
- Due to tax authorities	1,959	(3,330)
- Prepaid (deferred) taxation, net	661	1,867
- Provisions relating to employees	361	491
- Other provisions for risks and charges	—	64

Net cash generated by operating activities (A)	49,796	34,306

Cash flow (used in) generated by investing activities
Increase in property, plant and equipment	(4,176)	(5,087)
Increase in intangible assets	(9,183)	(5,927)
Proceeds from disposal of property, plant and equipment	201	486
Other non-current assets	41	(3)

Net cash used in investing activities (B)	(13,117)	(10,531)

Cash flow generated from operating activities, net of cash used in investing activities (A-B)	36,679	23,775

Cash flow (used in) generated by financing activities
Net change in other assets (financial liabilities)	(45,791)	(18,468)
Financial assets - Credit Link	15,000	—
Translation adjustment	1,443	433
Change in minority interest		13
Increase in share capital and reserves	385	235
Changes in shareholders’ equity on adoption of IAS 32, 39 on 1 January 2005	(3,219)	—

Cash flow used in financing activities	(32,182)	(17,787)

Increase (decrease) in cash on hand, bank deposits and securities	4,497	5,988

Cash and cash equivalents, beginning of period	49,327	33,973

Cash and cash equivalents, end of period	53,824	39,961

Scope of consolidation

The scope of consolidation as of 30 June 2005 comprises the Parent Company, Ducati Motor Holding S.p.A., and the following subsidiary companies:

		Share capital € 000	% held		% held by the Group%

Company	Location		direct	indirect	30.06.2005	30.06.2004	31.12.2004

Ducati Deutschland G.m.b.H.	Cologne (D)	256	100%	—	100%	100%	100%
Ducati France S.A.S.	Paris (F)	605	100%	—	100%	100%	100%
Ducati Japan K.K.	Tokyo (J)	143	100%	—	100%	100%	100%
Ducati North Europe B.V.	The Hague (H)	19	100%	—	100%	100%	100%
Ducati U.K. Limited	Milton Keynes (U.K. )	71	100%	—	100%	100%	100%
Ducati North America Inc.	Cupertino (USA)	327	100%	—	100%	100%	100%
Ducati Corse S.r.l.	Bologna (I)	15,000	100%	—	100%	100%	100%
Ducati Retail S.r.l.	Bologna (I)	110	99%	—	99%	99%	99%
Ducati Consulting S.r.l.	Bologna (I)	100	85%	—	85%	85%	85%
Ducati Desmo Finance 1 S.r.l.	Conegliano (I)	10	—	—	—	—	—

The share capital of Ducati Japan K.K., Ducati North America Inc. and Ducati U.K. Limited has been translated to Euro using the period-end exchange rates.

The only change in the scope of consolidation since 30 June 2004 was the absorption of Ducati.Com S.r.l. by Ducati Motor Holding S.p.A. on 10 December 2004. The absorbed company was wholly owned by the absorbing company. This merger took legal effect from 31 December 2004, with tax and accounting effect from 1 January 2004.

DDF1 has been included within the scope of consolidation in accordance with SIC 12, as discussed further below, although the Group has no equity interest in this company or any de facto or legal right of control.

There have not been any changes in the scope of consolidation since 31 December 2004.

Explanatory notes to the consolidated half-yearly report as of 30 June 2005

The consolidated half-yearly report for the six-month period ended 30 June 2005 comprises the financial statements of the parent company, Ducati Motor Holding S.p.A., and the subsidiary companies over which it exercises direct or indirect control (the “Group”).

The consolidated half-yearly report for the six-month period ended 30 June 2005, including the Appendix on the transition to international accounting standards (IFRS), was approved by the Board of Directors of Ducati Motor Holding S.p.A. on 29 September 2005.

Reference regulations

European Parliament and Commission Regulation EC 1606/2002 of 19 July 2002 has come into force and, commencing from 2005, companies with a listing on a regulated market within the European Union must prepare consolidated financial statements in accordance with the international accounting standards (IFRS) issued by the International Accounting Standards Board and approved by the European Commission. The IFRS are understood to include all the revised international accounting standards (“IAS”) and all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), which was previously known as the Standing Interpretations Committee (“SIC”).

The consolidated half-yearly report (the interim consolidated financial statements) as of 30 June 2005 has been prepared in compliance with art. 81 of the “Enabling regulations for Decree 58 of 24 February 1998 regarding issuers” (Consob decision 11971 of 14 May 1999 and subsequent amendments), as modified by Consob decision 14490 of 14 April 2005. The consolidated half-yearly report as of 30 June 2005 has been prepared in accordance with the international accounting standards (IFRS) for interim financial statements. The financial statements have been prepared in accordance with IAS 1, while the notes have been presented in a condensed form, as allowed by IAS 34, and, accordingly, do not include all the information that would be required for annual financial statements prepared in accordance with IFRS. The interim consolidated financial statements as of 30 June 2005 are the first to be prepared under IFRS.  Accordingly, IFRS 1 (First- time adoption of International Financial Reporting Standards) has been adopted. The reconciliations required by IFRS 1 of the reported shareholders’ equity, net results and cash flows with those determined using Italian accounting standards are set out in the Appendix, together with a description of the transition to international accounting standards.

The criteria described in this report might not coincide with the requirements of the IFRS in force as of 31 December 2005, due to future decisions by the European Commission regarding the approval of international accounting standards or to the issue of new standards, interpretations or guidance by the International Accounting Standards Board (IASB) or the International Financial Reporting Interpretations Committee (IFRIC).

Accounting policies

The consolidated financial statements are expressed in thousands of Euro (€). The preparation of interim financial statements in accordance with IAS 34 - Interim Financial Reporting requires judgement, estimates and assumptions that have an effect on the reported value of assets, liabilities, costs and revenues. The actual results may differ from those obtained by using these estimates.

Preparation of the interim consolidated financial statements in accordance with IAS 34 has involved a change in accounting policies with respect to those used to prepare the last financial statements in accordance with Italian accounting standards. The accounting policies adopted for the preparation of the interim consolidated financial statements as of 30 June 2005 have also been applied on a consistent basis to all the comparative periods presented, with the exception of the retrospective application of IAS 32 and IAS 39 relating, in particular, to the recording of financial instruments (recording of exchange and interest-rate hedges, own shares and loan-arrangement costs), the effects of which are presented commencing from 1 January 2005, as allowed by IFRS 1. The accounting policies applied to the opening balance sheet as of 1 January 2004, prepared for the transition to IFRS, are described in the Appendix to this report as required by IFRS 1.

The accounting policies have been applied on a consistent basis by all Group companies.

Consolidation principles

Subsidiary companies

These are companies over which the Group exercises control. Such control exists when the Group has the power, directly or indirectly, to determine the financial and operating policies of a company in order to benefit from its activities. Accordingly, the vehicle company used for the securitisation transaction described in more detail in the Appendix is also included among the subsidiary companies. When businesses are acquired, their identifiable assets, liabilities and contingent liabilities are recorded at the fair value at the time of acquisition. Positive differences between purchase cost and the Group’s interest in the fair value of such assets and liabilities are classified as goodwill and recorded in the balance sheet as an intangible asset. By contrast, any negative differences (“negative goodwill”) are credited to the statement of operations at the time of acquisition.

The financial statements of subsidiaries are included in the consolidated financial statements from the time that control is established until the moment in which such control ceases to exist. Minority interests in shareholders’ equity and net results are classified separately in the consolidated balance sheet and statement of operations.

Associated companies and companies under joint control

The Group does not hold any equity interests in associated companies or companies under joint control as of 30 June 2005.

Investments in other companies

Investments in other companies (normally those where the holding is less than 20%) are recorded at cost, as written down to reflect any permanent losses in value. Dividends received from such companies are recorded in the Profits (losses) from equity investments caption.

Transactions eliminated on consolidation

All balances and significant transactions between Group companies are eliminated when preparing the consolidated financial statements, together with any unrealised profits and losses on intercompany transactions. In particular, unrealised gains and losses arising from transactions with consolidated companies are eliminated in proportion to the Group’s equity interest in the companies concerned.

Consolidation of foreign companies

The financial statements of certain foreign subsidiaries, Ducati North America Inc., Ducati Japan K.K. and Ducati U.K. Ltd, are expressed in dollars, yen and pounds sterling respectively. These statements are translated using the period-end exchange rates for assets and liabilities and the average exchange rates for the period for the statement of operations. The resulting translation differences are reflected in the “Cumulative translation adjustment” within consolidated shareholders’ equity. If an equity investment is sold, the related cumulative translation adjustment is released to the statement of operations. Goodwill and adjustments to the fair value identified on the acquisition of a foreign company are recorded in the currency concerned and translated using the period-end exchange rate.

The following exchange rates have been applied:

	30.06.2005		30.06.2004		31.12.2004

Currency	period end	average	period end	average	period end	average

US dollar	1.2092	1.2855	1.2155	1.2275	1.3621	1.2433
Japanese yen	133.95	136.24	132.4	133.076	139.65	134.398
UK pound	0.6742	0.6860	0.6707	0.6736	0.70505	0.6786

On the first-time adoption of IFRS, the cumulative translation adjustments arising from the consolidation of foreign companies located outside of the Euro area were eliminated, as allowed by IFRS 1 (IFRS 1.21); accordingly, the gains or losses deriving from the subsequent sale of such companies will only include the translation adjustments generated subsequent to 1 January 2004.

Accounting policies

Foreign currency transactions

The functional and reporting currency adopted by the Ducati Group is the Euro (€). Foreign currency transactions are recorded initially using the exchange rates applying on the date they took place. Monetary assets and liabilities denominated in foreign currencies at the accounting reference date are translated using the exchange rates applying on that date. The exchange differences arising on the settlement of monetary items, or on their translation using rates other than those used at the time they were initially recorded in the current or prior periods, are reflected in the statement of operations. Non-monetary, foreign currency items stated at historical cost are translated using the exchange rates applying at the time the related transactions were initially recorded. Non-monetary, foreign currency items stated at fair value are translated using the exchange rates applying at the time such values were determined.

Own shares

Commencing from 1 January 2005, own shares are classified as a direct deduction from shareholders’ equity. The original cost of own shares and the revenues deriving from any subsequent sales are recorded as changes in shareholders’ equity.

Given that the Ducati Group has applied IAS 32 with effect from 1 January 2005, the own shares held as of 31 December 2005 have been classified in accordance with the previous Italian accounting standards described in the Separate Appendix to this half-yearly report.

Sales of receivables

The Ducati Group securitises a significant portion of its trade receivables;  the details of this programme are described later in the “Securitisation” section.

Securitisation involves the sale without recourse of a portfolio of receivables to a vehicle company (SPE – special-purpose entity) established specifically for the securitisation transaction pursuant to Law 130/99.

The vehicle company finances the purchase of these receivables via the issue of securities guaranteed by them (asset-backed securities), being securities whose repayment and interest flows depend on the cash flows generated by the portfolio of receivables. The asset-backed securities are divided into classes depending on their seniority and rating: the most senior classes are placed in the market and taken up by investors; the more junior classes,  whose repayment is subordinated to that of the senior classes, are normally taken up by the seller. Accordingly, the residual involvement of the seller in the receivables sold is limited to the value of the junior securities taken up.

In accordance with SIC-12 – Consolidation - Special-purpose entities (SPE), the vehicle company is included within the scope of consolidation since subscription by the seller for the asset-backed junior securities results, in substance, in the acquisition of control over the SPE.

Inventories

Inventories are stated at the lower of purchase and/or production cost or their corresponding estimated realisable value, which is determined based on market conditions having regard for the related selling expenses. Purchasing costs include the amounts paid to suppliers and any directly related charges. Manufacturing costs include the expenses incurred to bring products to their present state and condition at the balance sheet date. These include both specific product costs and the general production overheads that are attributable to them. In particular, all types of inventory are valued on a F.I.F.O. cost basis. Inventories are stated net of an allowance that reflects losses on obsolete and slow-moving items.

Property, plant and equipment

Cost

Property, plant and equipment are recorded at purchase or conferral cost, including any directly related charges. Ordinary maintenance and repair expenditure that does not increase the value of the assets concerned is expensed as incurred. Improvement expenditure that increases the useful lives of property, plant and equipment is capitalised and depreciated over the residual lives of the assets concerned. All other costs are charged to the statement of operations as incurred.

At the time of the transition to IFRS on 1 January 2004, the exemption allowed by IFRS 1 (IFRS 1.16) was applied to the valuation of “Buildings” which, accordingly, were recorded at deemed cost, being their fair value on that date determined by an independent appraisal.

Depreciation

Property, plant and equipment are systematically depreciated on a straight-line basis using rates considered to reflect fairly the residual, economic and technical useful lives of the related assets. As of 31 December 2004, having regard for the imminent application, from 2005, of IFRS to the consolidated financial statements of listed companies, the Group commissioned an independent appraisal to verify the residual utility of the various categories of property, plant and equipment, and the allocation of cost within “land and buildings” between the individual categories of “land” and “buildings”. Based on this analysis, the Group has amended the estimated residual economic-technical useful lives of certain categories of asset, including in particular: general plant (from 10 to 15 years), specific plant (from 5/7 to 12 years) and robotized work stations (from 4.5 to 12 years). Had the above adjustments been applied in relation to the comparative information as of 30 June 2004, the results for the period ended 30 June 2004 would have been greater by € 916 thousand, net of the theoretical tax effect. The following annual depreciation rates were used as of 30 June 2005:

Annual depreciation rates

Buildings	3-10%
Plant and machinery	6.6-8.3%
Industrial and commercial equipment	25-30%
Other assets	10-25%

As required by IAS 17, significant fixed assets acquired under finance leasing contracts which, in substance, transfer all the risks and benefits of ownership to the Group, are recorded using finance lease accounting methodology. This involves capitalisation of the original value of the asset and recognition of the outstanding principal due to the provider of finance, as well as the depreciation of the asset over its estimated economic and technical useful life. The principal element of lease instalments is deducted from the outstanding liability to the lessor, while the interest element is charged to the statement of operations.

Leased assets for which the lessor retains substantially all the risks and benefits of ownership are classified as operating leases. The costs of operating leases are charged to the statement of operations over the lives of the related lease contracts.

Intangible assets

Goodwill

When businesses are acquired, their identifiable assets, liabilities and contingent liabilities are recorded at the fair value at the time of acquisition. Positive differences between purchase cost and the Group’s interest in the fair value of such assets and liabilities are classified as goodwill and recorded in the balance sheet as an intangible asset. By contrast, any negative differences (“negative goodwill”) are credited to the statement of operations at the time of acquisition.

Goodwill is deemed to be an asset with an indefinite life and is not amortised, but subjected to impairment testing each year, or more frequently if there is evidence (specific events, changed circumstances) of a possible loss of value, as required by IAS 36 – Impairment of assets and described further below in the “Impairment of assets” paragraph.

On disposal of all or part of a previously-acquired business involving the recognition of purchased goodwill, the extent of the disposal gain or loss is determined having regard for the residual value of such goodwill.

On the first-time adoption of IFRS, the Group elected not to apply IFRS 3 – Business combinations with retroactive effect for the businesses acquired before 1 January 2004; accordingly, the goodwill arising on acquisitions prior to the IFRS transition date is stated at the value previously determined under Italian accounting standards, subject to recognition of any losses in value identified.

The goodwill with indefinite life recorded by the parent company and arising on the consolidation of subsidiaries is not amortised on a systematic basis, but subjected to an annual recoverability test, as described in the “Impairment of assets” paragraph, performed in relation to the cash-generating unit to which the goodwill concerned was allocated by management. Any write-downs are not subject to reinstatement in the future.

Development costs

The costs of development projects for the production of motorcycles and engines are only capitalised if the conditions specified in IAS 38 – Intangible assets (IAS 38.57), are met, namely:

-	demonstrable technical feasibility of the product;
-	intention of the company to complete the development project;
-	reliable determination of the costs incurred for the project;
-	recoverability of the amounts recorded from the future economic benefits expected to derive from the development project.

The development costs capitalised comprise solely those costs which can be attributed directly to the development process.

Capitalised development costs are amortised on a systematic basis, commencing from the start of production, over the expected life of the product which is usually five years.

All other development costs are charged to the statement of operations as incurred.

Brand name

The brand name is deemed to be an intangible asset with an indefinite useful life and is not amortised, but subjected to impairment testing each year, or more frequently if there is evidence (specific events, changed circumstances) of a possible loss of value, as required by IAS 36 – Impairment of assets and described further below in the “Impairment of assets” paragraph.

Other intangible assets

Other purchased or internally-produced intangible assets are recorded, in accordance with IAS 38 – Intangible assets, when it is likely that their use will generate future economic benefits and their cost can be determined on a reliable basis.

These assets are recorded at purchase or production cost and amortised on a straight-line basis over their estimated useful lives, if they have a finite useful life. Intangible assets with an indefinite useful life are not amortised, but subjected to impairment testing each year, or more frequently if there is evidence of a possible loss of value, as described further below in the “Impairment of assets” paragraph.

The costs of arranging loans and issuing bonds were recorded as fixed assets as of 31 December 2004, in accordance with Italian accounting standards, and amortised over the lives of the related loans. IAS 39 has been applied from 1 January 2005 and the residual book value of these deferred costs at that date has been eliminated and considered in the valuation, on an amortised-cost basis, of the related loans and bonds.

The other intangible assets recorded on the acquisition of a business are classified separately from goodwill, if their fair value can be determined on a reliable basis.

Gains and losses arising on the disposal of intangible assets comprise the difference between their disposal and book values, and are reflected in the statement of operations at the time of disposal.

Impairment of assets

At least once each year, the Group verifies the recoverability of the book value of its tangible and intangible assets (including capitalised development costs), in order to determine if there is any evidence that such assets may have suffered a loss in value. If there is any such evidence, the recoverable value of the assets concerned is estimated to determine the extent of the related loss in value. Intangible assets with an indefinite useful life and intangible assets in process of formation are subjected to an impairment test each year, or more frequently if there is evidence of a possible loss of value (IAS 36.10a).

When the recoverable value of an individual asset cannot be estimated, the Group estimates the recoverable value of the cash-generating unit to which the asset belongs.

The recoverable value of an asset is the greater of its fair value net of selling costs or its value in use. The value in use of an asset is determined with reference to its detailed income stream (layer valuation), gross of taxation, applying a pre-tax discounting rate that reflects current market assessments of the time value of money and the risks specific to the asset. A loss in value is recognised if recoverable value is lower than book value. If, subsequently, an impairment loss other than for goodwill is recovered, in whole or in part, the book value of the asset or cash-generating unit is increased to reflect the new estimated recoverable value, without exceeding the value that would have been reported had no losses in value been recorded previously. The recovery of an impairment loss is recognised immediately in the statement of operations.

Financial instruments

Commencing from 1 January 2005, the provisions of IAS 39 are applied to all financial assets and liabilities and all financial instruments, except for certain categories specified in IAS 39. IAS 32, associated with IAS 39, applies to all financial assets and indicates the criteria to be applied for their fair presentation in the financial statements.

Since the international accounting standards relating to these transactions (IAS 39 and 32) have been applied with effect from 1 January 2005, the consolidated balance sheet as of 31 December 2004 and the consolidated statement of operations for the period ended 30 June 2004 continue to report them in accordance with Italian accounting standards.

The Ducati Group’s principal financial instruments comprise:

-     Cash and cash equivalents

Cash and cash equivalents include bank deposits and cash on hand stated at nominal value. As of 31 December 2004, they also include own shares valued on the basis described in the “Own shares” paragraph.

-     Trade receivables

Trade receivables collectible on normal trade terms are not discounted and are stated at cost (represented by their nominal value), net of any losses in value. The value of unrecoverable amounts is estimated with reference to the present value of expected cash flows.

-     Investments in other companies

Investments in other companies are stated at cost, net of any write-downs, which approximates their fair value.

-     Long-term securities

These comprise financial assets that the Group intends and is able to hold until maturity. Held-to-maturity securities are recorded with reference to the trade date and valued, at that time, at acquisition cost including any transaction charges.

-     Trade payables

Trade payables falling due on normal trade terms are not discounted and are stated at cost (represented by their nominal value).

-     Other financial assets and liabilities

Other financial assets that the Group intends and is able to hold until maturity are recorded at cost, represented by the fair value of the initial consideration given in exchange plus the related transaction costs. Following initial recording, the financial assets with a pre-determined maturity date that are not listed in an active market, and whose fair value cannot be determined on a reliable basis, are valued on an amortised cost basis using the effective interest method. Financial assets without a pre-determined maturity date are valued at acquisition cost. Valuations are performed on a regular basis in order to determine if there is any objective evidence that a financial asset or group of assets may have suffered a loss of value. If such objective evidence is identified, the loss of value is recorded as a cost in the statement of operations for the period.

With the exception of derivative financial instruments, financial liabilities are initially recorded at cost, represented by the fair value of the liability, net of any transaction costs directly attributable to its creation.  Following initial recording, financial liabilities are valued on an amortised cost basis using the original effective interest method.

Derivative financial instruments

Derivative financial instruments are only used for hedging purposes, in order to reduce exchange rate, interest rate and market price risks. As required by IAS 39, derivative financial instruments are only recorded on a hedge accounting basis when, at the start of the hedge, they are formally designated as such, the hedge relationship is documented, the hedge is expected to be highly effective, such effectiveness can measured reliably and the hedge proves highly effective over the various accounting periods it is designated to cover.

In order to hedge exchange-rate risk, the Group arranges derivative contracts to cover expected total orders. Although the Group considers these contracts to be hedges, they do not meet all the conditions established in IAS 39; accordingly, these derivative financial instruments are stated at their fair value and the gains and losses arising from their valuation on this basis are recorded immediately in the statement of operations.

Factored receivables

If the Ducati Group sells receivables without recourse to factoring companies, excluding those covered by the securitisation contract, such receivables are eliminated from the balance sheet at the time of the disposal since they meet the derecognition requirements established in IAS 39.

Provisions for risks and charges

The Group records provisions for risks and charges when there is a legal or implicit obligation to third parties, it is likely that the Group’s resources will have to be used to settle such obligation, and the amount of the obligation concerned can be estimated reliably.

Changes in such estimates are recorded in the statement of operations for the period in which such changes are identified.

Provisions represents the best estimate of the amount the Group would have to pay at period end to settle the obligation or transfer it to third parties. If the discounting effect on the value of money is significant, these provisions are determined by discounting the expected future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money. Following discounting, the increase in the provision due to the passage of time is recorded as a financial charge.

Employee benefits

Pension plans

The employees’ leaving entitlements (TFR) recorded by the Group’s Italian companies are deemed to represent a defined-benefits plan and are recorded in accordance with the related international accounting standard (IAS 19).

The Group’s obligation to fund the provisions for defined-benefit pension plans and the annual charge to the statement of operations are determined by independent actuarial valuations. On the first-time adoption of IFRS, the Group decided to record all the actuarial gains and losses accumulated up until 1 January 2004, despite having elected to apply the corridor method in relation to subsequent actuarial gains and losses.

The liability for benefits to be paid on the termination of employment recorded in the balance sheet represents the present value of the defined-benefits obligation, as adjusted by the related actuarial gains and losses.

The Group’s foreign companies do not have any significant pension plans.

Compensation in the form of stock options

The Group recognises additional benefits to certain managers, staff and consultants via stock option plans. In accordance with IFRS 2 – Share-based payments, the total fair value of stock options at the grant date must be charged to the statement of operations as a cost. Changes in their fair value subsequent to the grant date do not alter their initial valuation. The cost of compensation corresponding to the fair value of the options is recognised as a payroll cost on a straight-line basis during the period between the grant date and the vesting date, and the matching entries are credited to shareholders’ equity.

The Group has applied the exemption allowed by IFRS 1 (IFRS 1.25b) and, accordingly, has applied the standard to all stock option plans granted after 7 November 2002 that had not already vested on the date that IFRS 2 came into force (1 January 2005).

Costs and revenues

Costs and revenues are recorded by the Group to the extent that an inflow or outflow of economic benefits is likely, and their amount can be estimated on a reliable basis. Revenues and other income, costs and charges are recorded net of returns, discounts, allowances and rebates.

Revenues from the sale of goods are recognised at the time of delivery to the freight forwarders when, under the related contract terms, ownership passes to the purchaser or, in the case of sales with the reservation of title, the latter essentially accepts all the risks normally associated with ownership.

Sponsorship revenues are recognised as other operating revenues on an accruals basis over the lives of the related contracts, which usually reflect the length of the sporting season; the remuneration of the riders and the racing team are recognised on an accruals basis, with reference to the duration of the contracts concerned.

The cost of services is recognised on an accruals basis at the time they are received.

Grants from the Ministry for Productive Activities are recorded as other operating revenues when the right to receive them is established, which generally coincides with the expiry of the contractually-agreed payment period of 60 days from the presentation of the related progress reports. In particular, under the terms of the concession decrees and in the absence of any objection from the Ministry for Productive Activities or the programme manager, the Group believes that it is entitled to collect the grants and that the revenue has become certain, even though the amounts will only be paid out when the related liquidity becomes available to the programme manager.

If the grants relate to capitalised charges, they are deferred and released to match the related amortisation expense.

Financial income and expense is recognised on an accruals basis with reference to the interest accrued on the net value of the related financial assets and liabilities, determined using the effective interest rate.

Cost of sales

The cost of sales consists of the cost of producing or purchasing the products and goods that have been sold. This includes all the costs of materials, external processing, direct and indirect production labour, inward logistics and internal movements, and direct production overheads. The cost of sales also includes: uncapitalised research and development expenses, the amortisation of capitalised research and development expenses, as well as the depreciation of property, plant and equipment used for production, the write-down of inventories and the provisions to cover product warranty costs estimated at the time of making sales to dealers/importers.

Taxation

Income taxes include all the taxes charged on the Group’s taxable income. Income taxes are recorded in the statement of operations, except for those relating to items credited or debited directly to shareholders’ equity, in which case the related tax effect is recognised directly as part of shareholders’ equity. Provisions for taxation that might arise on the transfer of undistributed retained earnings from subsidiary companies are only recorded if there is a real intention to transfer such earnings. Other taxes unrelated to earnings, such as property and capital taxes, are recorded as other operating expenses. Deferred tax assets/liabilities are recorded using the full liability method. These are calculated on all the timing differences between the fiscal value of assets and liabilities and the book value recorded in the consolidated financial statements, with the exception of non-deductible goodwill and the differences arising on investments in subsidiary companies that are not expected to reverse in the foreseeable future. The deferred tax assets deriving from tax losses and unused tax credits carried forward are recognised to the extent that future taxable income is likely to be sufficient for their recovery. Current and deferred tax assets and liabilities are offset when the related income taxes are charged by the same tax authority and a legal right of offset exists. Deferred assets and liabilities are determined using the tax rates that are expected to apply, in the various tax areas in which the Group operates, when the related timing differences become deductible or taxable.

Dividends

Dividends payable are reported as changes in shareholders’ equity in the period in which they are authorised by the shareholders’ meeting.

Dividends to be received are recorded on the date of the related shareholders’ resolution.

Earnings per share

Basic earnings per share is determined by dividing the net results of the Group by the weighted-average number of shares in circulation during the period, excluding own shares. In order to determine diluted earnings per share, the weighted-average number of ordinary shares in circulation is modified on the assumption that all potential shares with a diluting effect will be converted. The net results of the Group are also adjusted to take account of the effects of such conversion, net of taxation.

Use of estimates

The preparation of the consolidated financial statements and related notes in accordance with IFRS has required management to make estimates and assumptions which affect the reported value of assets and liabilities, as well as the information provided in relation to contingent assets and liabilities at the balance sheet date. The actual results to be recorded in future may differ from these estimates. The estimates are made to record provisions for collection losses, obsolete inventories, depreciation and amortisation, the impairment of assets, employee benefits, taxation, restructuring and other expected losses. Estimates and assumptions are reviewed periodically and the effects of any changes are recorded immediately in the statement of operations.

Explanatory notes to the balance sheet

The changes in the principal asset and liability captions are described below, together with the changes in working capital.

Trade receivables

Trade receivables	30.06.2005	31.12.2004

Domestic customers	53,575	49,088
Foreign customers	65,904	73,225

Gross total	119,479	122,313
Allowance for doubtful accounts	(4,134)	(3,691)

Net total	115,345	118,622

The increase in trade receivables as of 30 June 2005 was mainly due to a delay in the settlement of amounts due in June, which were collected in full in July.

The reduction in amounts due from foreign customers is directly related to the decline in sales.

The recent changes in the allowance for doubtful accounts are as follows:

	30.06.2005	31.12.2004

Opening balance	3,691	3,314
Provisions	802	1,176
Effect of translating the financial statements of foreign companies and reclassifications	52	(3)
Utilisations	(411)	(796)

Closing balance	4,134	3,691

Provisions were made during the first half of 2005 to cover collection risks relating to the customers of subsidiary companies including, in particular, those of Ducati Corse S.r.l., Ducati North America Inc. and Ducati France S. A.S.

Closing inventories

Closing inventories, stated net of the allowance for obsolete and slow-moving inventory, total € 94,275 thousand and comprise:

	30.06.2005	31.12.2004

Raw, ancillary and consumable materials	5,750	6,111
Allowance	(600)	(436)

	5,150	5,675
Work in process and semi-finished products	13,500	14,790
Allowance	(1,253)	(1,114)

	12,247	13,676
Finished products	82,976	78,828
Allowance	(6,098)	(5,886)

	76,878	72,942
Total	94,275	92,293

Spare parts are classified together with finished products in order to reflect more closely the way they are used, given that they are mostly held for sale.

The increase in finished products since 31 December 2004 was mainly due to the reduction in sales during the first half of 2005, which was only partly offset by the decrease in production.

The recent changes in the inventory allowance are as follows:

	30.06.2005	31.12.2004

Opening balance	7,436	7,061
Net changes during the period	469	364
Effect of translating the financial statements of foreign companies and other reclassifications	46	11

Closing balance	7,951	7,436

Other current assets

Other current assets as of 30 June 2005 amount to € 11,179 thousand and comprise:

	30.06.2005	31.12.2004

VAT recoverable	1,823	2,480
Other tax credits	1,916	1,268
Advances to suppliers	2,016	1,099
Other receivables	2,798	1,729
Accrued income and prepaid expenses	2,626	4,211

Closing balance	11,179	10,787

Current assets / Credit Link

The Credit Link caption, € 15,000 thousand, not present as of 30 June 2005, was classified as current securities as of 31 December 2004. This security was closely connected with the Bond issue and, in particular, with the related risk of default. Since the Bond was repaid on 31 May 2005, the Credit Link was also repaid on the same date.

Property, plant and equipment

Property, plant and equipment as of 30 June 2005, € 67,138 thousand, is stated net of accumulated depreciation totalling € 81,338 thousand, of which € 7,123 thousand was charged in the period ended 30 June 2005.

Land and buildings include leasehold improvements of € 2,301 thousand. These improvements relate to a building involved in a sale and lease-back arrangement, as explained in the note on “Leasing”, and are being amortised over their estimated useful lives.

The changes in property, plant and equipment during the period ended 30 June 2005 are reported below:

Land and buildings

Opening balance	31,210
Net increase	31
Depreciation	(645)

Closing balance	30,596

Plant and machinery

Opening balance	14,757
Net increase	870
Depreciation	(842)

Closing balance	14,785

Industrial equipment

Opening balance	18,003
Net increase	2,920
Depreciation	(4,856)

Closing balance	16,067

Other assets

Opening balance	4,380
Net increase	464
Depreciation	(782)

Closing balance	4,062

Assets in progress and advances

Opening balance	1,938
Net decrease	(310)

Closing balance	1,628

The balance of €1,628 thousand represents advances paid to suppliers of equipment and dies based on progress reports received.

Total property, plant and equipment

Opening balance	70,288
Net increases	4,285
Depreciation	(7,125)
Net decreases	(310)

Closing balance	67,138

The depreciation rates applied are described in the “Property, plant and equipment” paragraph within the accounting policies section of this report.

Leasing

As of 30 June 2003, the Group has entered into leasing contracts with regard to industrial buildings, machinery and robotised workstations.

These assets totalling about € 27,884 thousand are recorded in the statutory financial statements of the Group’s Italian companies in accordance with current Italian legislation, under which lease instalments are charged to the statement of operations on an accruals basis and lease commitments are reported in the memorandum accounts. The related assets are recorded among property, plant and equipment only when purchased at the end of the lease. This practice is in line with current fiscal legislation.

Ducati Motor Holding S.p.A. has entered into a “sale and lease-back” transaction involving an industrial building located within the factory complex at Via A. Cavalieri Ducati 3, Bologna.

The transaction involved selling the building at around book value to “Locafit Locazione Macchinari Industriali S.p.A.”, a leasing company, in 2001 for € 20,710 thousand, and then signing a lease-back contract with the same company.

This contract has a duration of 8 years from the date it was signed.

By way of consideration for the finance lease on the building, Ducati Motor Holding S.p.A. will pay Locafit S.p.A. a total of 32 quarterly lease instalments, as established in the contract.

The Group applies the finance lease accounting methodology required by IAS 17. This approach involves recording leased assets as purchases and depreciating them over their economic and technical useful lives, in the same way as for other property, plant and equipment, while also recording the liability to the lessor and charging the related financial expense to the statement of operations on an accruals basis.

Goodwill and intangible assets with an indefinite life

These total € 86,050 thousand.
Goodwill and intangible assets with an indefinite life comprise:

	30.06.2005	31.12.2004

Brand name	71,249	71,249
Goodwill	14,801	14,801

Closing net book value	86,050	86,050

The brand name almost entirely relates to the “Ducati” name, which was purchased for the amount established at the time the motorcycle division was acquired by Ducati Motorcycles S.p.A. in 1996.

Goodwill mainly reflects the amount recognised on the conferral of business activities in 1996, which was determined with reference to market conditions and expectations for the duration and development of the business. It also includes the goodwill paid in 1998 on the reorganisation of the French and German distribution networks. In addition, this caption includes the “consolidation difference” representing the difference between the book value of subsidiaries and the related interest in their shareholders’ equity at the time of acquisition.

Other intangible assets

Other intangible assets, principally relating to the parent company, amount to € 39,952 thousand as of 30 June 2005, net of accumulated amortisation, and comprise:

	30.06.2005	31.12.2004

Development costs	18,269	20,150
Software	2,039	2,470
Assets in progress and advances	19,644	15,450
Other	—	198

Closing net book value	39,952	38,268

The changes in the individual captions during the period ended 30 June 2005 are summarised below:

Development costs

Opening balance	20,150
Net increase	2,819
Amortisation	(4,700)

Closing balance	18,269

Software

Opening balance	2,470
Net increase	159
Amortisation	(590)

Closing balance	2,039

Assets in progress and advances

Opening balance	15,450
Net increase	6,401
Write-downs	(2,207)

Closing balance	19,644

Total intangible fixed assets

Opening balance	38,268
Net increases	9,181
Write-downs	(2,207)
Amortisation	(5,290)

Closing balance	39,952

Capitalised development costs essentially relate to projects for the development of engines and new models of motorcycle. Development projects have, in particular, determined ways to:

1.	reduce motorcycle weight by using innovative materials and, at the same time, increase safety standards, thereby reducing fuel consumption and lowering the release of pollution into the atmosphere;

2.	improve motorcycle aerodynamics, in order to reduce fuel consumption and the level of pollution, while retaining the Ducati brand’s distinctive style;

3.	optimise engine performance, while reducing the noise of the intake and exhaust systems, partly through the use of highly-advanced simulation software.

Assets in progress and advances totalling € 19,644 thousand as of 30 June 2005 (€ 15,450 thousand as of 31 December 2004) include € 16,513 thousand in relation to development projects that have not yet entered the industrialisation stage,  of which about € 11,900 thousand regarding the Grand Prix (GP) motorcycle which will be industrialised and sold during 2006. The development project regarding the Super Sport model was written down by € 2,207 thousand during the first half of 2005, following the company’s decision to suspend plans for its production. The residual balance of € 3,131 thousand mainly comprises € 2,715 thousand for the purchase of a new information system, including software licenses and the cost of installation consultancy, customisation and development.

Following the initial implementation of the new information system, the Ducati Group has decided to redesign the architecture and approach in order to enhance all aspects of the conversion of the Group’s information systems. This redesign work will be completed during 2005, when the system will enter into service.

Prepaid taxes

These amount to € 21,872 thousand and are detailed below:

	30.06.2005	31.12.2004

Prepaid taxes - Italian companies	18,789	18,860
Prepaid taxes - Foreign companies	3,083	2,805

Total	21,872	21,665

The prepaid taxes relating to Italian group companies mainly reflect provisions that are not tax deductible recorded in the statutory financial statements of individual companies, together with recognition of the effect of the tax losses carried forward by Ducati Motor Holding S.p.A..

The prepaid taxes of foreign group companies mainly relate to recognition of the effect of the tax losses carried forward by Ducati Japan KK. e Ducati North America Inc.

The changes in net prepaid taxation are shown below:

Balance as of 31/12/2004	21,665
Provision (utilisation) charged to the statement of operations	49
Translation adjustment and other changes	158

Balance as of 30/06/2005	21,872

Prepaid / deferred taxes comprise:

Deferred/prepaid taxes Italian companies	As of 31.12.2004	IFRS transition 01.01.2005 **	Reclassification of opening balances	Inc./Dec. P.L.	Translation adjustment and other	As of 30.06.2005

Deferred taxation
Accelerated depreciation of intangible assets	(4,510)	—	—	553	—	(3,957)
Other – minor	(1,931)		42	(337)	(4)	(2,230)
Deferred taxes for IFRS *	(5,645)	—		(1,243)		(6,888)
Deferred taxes – foreign companies	(121)		2	127	(8)	—

Total deferred taxation	(12,207)	—	44	(900)	(12)	(13,075)

Prepaid taxation
Elimination of unrealised intercompany profits	1,783	—	—	61	—	1,844
Carried-forward losses – DMH	4,023		179	531	—	4,733
Carried-forward losses – other companies	14	—	—	15	—	29
Prepaid taxes on intercompany profits	7,171		5	(635)	—	6,541
Provisions disallowed for tax purposes	3,697		(42)	(428)	—	3,227
Ducati Corse S.r.l.	936	—	—	121	—	1,057
Prepaid taxes for IFRS *	1,052	(109)		409	6	1,358
Carried-forward losses – Ducati.Com	184		(184)	—	—	—

Total prepaid taxation	18,860	(109)	(42)	74	6	18,789

Total deferred/prepaid taxation	6,653	(109)	2	(826)	(6)	5,714

Deferred/prepaid taxes foreign companies

Carried-forward losses – DNA	2,159	—	—	—	273	2,432
Alignment adjustments	—	—	—	—	—	—
Ducati Benelux	31		2	(33)		—
Carried-forward losses – Japan	530	—	—	—	23	553
Ducati Uk	85	—	—	8	5	98

Total prepaid taxes, net of foreign companies	2,805	—	2	(25)	301	3,083

Total net prepaid / deferred taxation	9,458	(109)	4	(851)	295	8,797
Net effect on statement of operations						(851)

* Tax effect of IFRS entries as of 31 December 2004
** Tax effect of IFRS entries relating to IAS 32 and 39 adopted from 1 January 2005

Prepaid taxes (deferred tax assets) have been recorded by the Directors since they believe that the companies will generate sufficient future taxable income for the recovery of the prepaid taxes reported as of 30 June 2005 to be reasonably certain. In particular, these entries take account of the profitability envisaged in the latest plans prepared by management.

Trade payables

These are analysed as follows:

	30.06.2005	31.12.2004

Domestic suppliers	69,278	53,263
Foreign suppliers	14,924	11,627
Invoices to be received	19,616	12,573

Total	103,818	77,463

Trade payables reflect the liability to suppliers of goods and consultancy services. The increase in this balance since December reflects the seasonality of activities, with the concentration of purchasing during the first half of the year in preparation for the production during the autumn of motorcycles for the following year. This change is consistent with the trends experienced in previous six-month periods.

Due to the tax authorities - current

These amounts are analysed as follows:

	30.06.2005	31.12.2004

VAT payable	4,559	3,882
Flat-rate tax on revaluation of brand name	2,582	1,291
Taxes withheld - employees	846	1,647
Taxes withheld - freelance personnel	83	118
IRES-IRAP	3,045	633
Taxes payable by foreign companies	698	684
Other	43	43

Total	11,856	8,298

Amounts due to the tax authorities mainly comprise the direct and indirect taxes payable by individual Group companies, net of advance payments, as well as taxes withheld at source by Group companies on the remuneration of employees and free-lance personnel.  Current taxes payable are estimated based on the best interpretation of the law relating to such taxes.

Non-current amounts “Due to the tax authorities” as of 31 December 2004 included € 1,291 thousand representing the residual balance of the 19% flat-rate taxation of the surplus arising on the revaluation of the brand name in 2003. As of 30 June 2005, the flat-rate tax due on the revaluation of the brand name relates to the current portion reported as of 31 December 2004 and paid over in July 2005, uplifted by 0.40%, and the portion that will be paid over together with the direct taxes for 2005.

The decrease in employee withholding taxes reflects the change in the level of employment and the higher tax adjustments withheld from leavers as of 31 December 2004 on payment of their leaving entitlements with respect to the situation as of 30 June 2005.

The increase in the Ires - Irap balance as of 30 June 2005 arose because the Ducati Group’s Italian companies did not pay these taxes relating to 2004 prior to that date. The related payments were made by the established deadline (31 July 2005), with the required uplift of 0.40%. This increase also reflects the estimated tax liability as of 30 June 2005, determined on the basis of the best interpretation of current tax law.

Taxes payable by foreign companies reflect the corporate income tax liabilities of Ducati France S.A., Ducati Japan K.K. and Ducati North Europe BV and Ducati North America.

The following tax years are still open for direct and indirect taxation purposes: from 2000 for Ducati Motor Holding S.p.A., Ducati North America Inc., Ducati G.m.b.H., Gio.ca Moto International S.r.l., Ducati France S.A. and Ducati Japan K.K., Ducati Benelux B.V. and Ducati UK Ltd.; from 2002 for Ducati Corse S.r.l. and from 2004 for the newly-formed Ducati Retail S.r.l. and Ducati Consulting S.r.l..

The Group is not involved in any significant tax disputes as of 30 June 2005.

Other current liabilities

These are detailed below:

	30.06.2005	31.12.2004

Advances	2,283	2,206
Due to employees	6,257	3,021
Due to social security institutions	2,411	2,469
Accrued expenses and deferred income	4,438	2,686
Miscellaneous payables	7,045	5,554

Total	22,434	15,936

Amounts due to employees at period end relate to remuneration earned that has not yet been paid (wages and salaries, bonuses, holidays still to be taken). The increase mainly relates to the higher provisions for deferred remuneration, such as holidays and regular bonuses, that had already been paid as of 31 December 2004.

The increase in miscellaneous payables reflects the deferral of certain sponsorship income earned by Ducati Corse S.r.l. under contracts involving the advance invoicing, but not collection, of amounts relating to the following period.

Provisions for risks and charges

These provisions, which cover known or likely losses, the timing and extent of which cannot be determined at present , total € 6,389 thousand as of 30 June 2005, of which € 1,663 thousand relates to medium/long-term amounts.  The movements in these provisions during the period are detailed below:

Provisions	Balance as of 01.01.2005	Reclass.	Increases	xchange differences	Utilisations	Balance as of 30.06.2005

Product warranty - short term	4,633	—	2,081	—	(2,081)	4,633
Product warranty - long term	1,663	—	—	—	—	1,663
Legal disputes	86	—	—	—	—	86

Total	6,382	—	2,081	—	(2,081)	6,382
Business restructuring	7		—	—	—	7

Total prov. for risks and charges	6,389	—	2,081	—	(2,081)	6,389

The provision for product warranty, € 6,296 thousand as of 30 June 2005, of which € 1,663 thousand relates to medium/long-term amounts, derives from an historical analysis of the labour and material costs incurred in relation to individual models, having regard for the related number of motorcycles still under warranty, and from an estimate of the cost of recall campaigns that might be required in future.

The provision for legal disputes, € 86 thousand as of 30 June 2005, comprises:

1.

€ 60 thousand (€ 60 thousand as of 31 December 2004) for legal risks recorded by the German subsidiary in relation to a dispute with a dealer.  This provision was not utilised during the first half of 2005.

2.

€ 26 thousand (€ 26 thousand as of 31 December 2004) representing the residual provision in relation to the M. Hailwood agreement. Ducati Motor Holding S.p.A. and its subsidiary Ducati North America Inc. were called before the New Jersey District Court by the widow of the champion motorcyclist Mike Hailwood, acting presumably as a trustee of his estate. Mrs Hailwood maintained that by marketing and selling a model called the “MH900e”, using Mike Hailwood’s initials as a tribute to his memory and his career, the Company has violated the brand license that protected his name and initials, and the related promotion rights, both of which belong to Mr Hailwood’s estate. Mrs Hailwood asked for compensation for the damages resulting from this alleged violation, together with an injunction to prevent the Company from using Mike Hailwood’s name and initials any more. In order to settle the dispute, an agreement was reached between the Company and the counterparty.

This agreement envisages paying € 375 thousand to the counterparty for the definitive closure of the dispute, in addition to other agreements for future collaboration with the heir D. Hailwood. € 349 thousand has already been paid to the counterparty, while the remaining € 26 thousand is awaiting payment.

Provision for corporate reorganisation

The provision of € 7 thousand reflects the residual amounts relating to the plan as of 30 June 2005 (€ 7 thousand as of 31 December 2004).

Provisions relating to employees

The provisions relating to employees, € 8,843 thousand as of 30 June 2005 (€ 8,482 thousand as of 31 December 2004), comprise the employees’ leaving entitlements recorded by the Group’s Italian companies and the provision recorded by Ducati Japan K.K., € 246 thousand.

Deferred taxation

	30.06.2005	31.12.2004

Italian companies	13,075	12,207

Total	13,075	12,207

Deferred taxation is principally recorded in relation to the accelerated amortisation of intangible fixed assets, as well as to recognise the tax effect of the adjustments recorded on the transition to IFRS.

The changes in deferred taxation are shown below:

Balance as of 31/12/2004	12,207
Provision (utilisation) charged to the statement of operations	900
Translation adjustment and other changes	(32)

Balance as of 30/06/2005	13,075

The nature of deferred taxation is discussed in the explanatory note relating to prepaid taxation.

Consolidated net financial position

The net financial position is analysed below:

	Period ended 30.06.2005 € 000	Year ended 31.12.2004 € 000	* 01.01.2005 € 000

Cash and cash equivalents	53,824	46,044	46,044
Own shares	—	3,283	0
Credit Link	—	15,000	15,000
Due to banks	(43,040)	(93,738)	(93,738)
Bonds	—	(54,164)	(54,106)
Current portion - due to other providers of finance	(3,144)	(3,178)	(3,178)

Net short-term financial position	7,640	(86,753)	(89,978)
Syndicated loan	(61,494)	—	—
Long-term loans, net of current portion	(52,151)	(51,913)	(51,913)
Due to other providers of finance, net of current portion	(10,276)	(11,869)	(11,869)

Total	(116,281)	(150,535)	(153,760)

* Net financial position as of 1 January 2005, adjusted with respect to the net financial position as of 31 December 2004 due to the adoption of IAS 39 and 32, the principal effect of which was to reclassify own shares as a deduction from shareholders’ equity.

The improvement in the net financial position by € 37.5 million since 1 January 2005, when IAS 32 and 39 were adopted, reflects the cash flow from operations during the first six months of 2005, € 51.2 million, mainly due to the changes in working capital, as offset by the cash absorbed by investing activities, € 13.7 million.

The financial position is analysed below:

1.	Cash and cash equivalents comprise cash on hand and deposits on bank current accounts.

2.

Ducati Motor Holding S.p.A. made purchases of its own shares during 2003 and 2004, in full compliance with the applicable regulations, in order to support the market price of Ducati shares on the Italian stock market.

These purchases were made in accordance with the shareholders’ authorisations dated 7 May 2002 and 6 May 2004 and disclosed to Consob. As of 30 June 2005, the company holds a total of 3,769,249 own shares (3,769,249 as of 31 December 2004). As already mentioned, commencing from 1 January 2005 own shares are classified as a deduction from shareholders’ equity while, previously, they were classified together with cash and cash equivalents.

3.

During the year ended 31 December 2001, a financial transaction known as “Credit Link” was put in place for € 15.0 million; this was closely connected with the Bond issue and, in particular, with the related risk of default. Since the Bond was repaid on 31 May 2005, the Credit Link was also repaid on the same date.

4.	Short-term bank loans of € 43,040 thousand include:

-

a short-term revolving line of credit amounting to € 36,364 thousand, arranged in May 2005 to refinance the bond, which matures after 364 days and is renewable for further periods under the terms of the loan contract.

	-	Amounts due to banks of € 6,676 thousand in the form of ordinary bank overdrafts.

5.	The current portion of amounts due to other providers of finance, € 3,144 thousand, includes:

	-	the current portion of amounts due to leasing companies, € 3,121 thousand;
	-	the amount due by the Japanese subsidiary, € 23 thousand.

6.	There are no outstanding bonds as of 30 June 2005 since this liability was repaid in full on 31 May 2005.

In order to refinance the bond repayment on 31 May 2005 and other working capital requirements, Ducati Motor Holding S.p.A. obtained a syndicated loan totalling €100 million on 9 May 2005.

7.

Syndicated loan: This loan – arranged by Unicredit Banca Mobiliare – was granted to Ducati Motor Holding S.p.A. and Ducati Corse s.r.l. by Unicredit Banca d’Impresa, Banca Intesa, Banca Nazionale del Lavoro, Carisbo, Fortis Bank, Monte dei Paschi di Siena and Banca Popolare di Bergamo, and comprises the following lines of credit:

-

a principal, long-term line of credit for € 63.6 million, expiring 5 years from the date of signing the loan contract, with a floating interest rate linked to 3-month Euribor plus a spread of 150 basis points;

-

a revolving line of credit for € 36.4 million, renewable upon expiry after one year, with a floating interest rate linked to Euribor plus a spread of 120 basis points, which is already included among short-term bank loans.

For both lines of credit, the mechanism for the interest-rate calculation envisages an improvement/deterioration in the spread based on the economic and financial results reported by Ducati.

This loan was used as follows:

-

by Ducati Motor Holding S.p.A. to fund the residual redemption of bonds totalling € 54.2 million out of an original amount of € 100 million with a fixed annual coupon of 6.5%, which expired on 31 May 2005;

-	to fund additional working capital requirements;
-	to settle the purchase by Ducati Corse of the “Ducati Corse” brand name from Ducati Motor Holding, as stated in the communication dated 26 November 2004.

The loan is guaranteed by Ducati Motor Holding S.p.A. and Ducati Corse s.r.l. and, among other matters, includes certain restrictions concerning:

-	the distribution of dividends and/or equity reserves;
-	the sale of assets by the Group;
-	the giving of guarantees;
-	the granting of loans to third parties.

The following guarantees have been given in relation to this loan:

pledge of all present and future quotas in Ducati Corse held now and at any time in the future by Ducati Motor Holding;

pledge of all present and future shares in Ducati North America Inc. held now and at any time in the future by Ducati Motor Holding;

pledge of the “Ducati” brand name owned by Ducati Motor Holding, to be deposited for transcription in Italy, with the EU Office for Harmonisation in the Internal Market (Trade Marks and Designs), in the United States (including in abbreviated form) and in Japan;

pledge of the “Ducati Corse” brand name owned by Ducati Corse, to be deposited for transcription in Italy, with the EU Office for Harmonisation in the Internal Market (Trade Marks and Designs), in the United States (including in abbreviated form) and in Japan;

special privileges pursuant to art. 46.1.a) and b) of the Consolidated Banking Law over the fungible operating assets of Ducati Motor Holding, to be filed for transcription in the register referred to in art. 1524.2 of the Italian Civil Code;

guarantee given by Ducati Motor Holding to the Lending Banks, concerning the proper and timely performance by Ducati Corse of its obligations under the contract, in return for a payment to Ducati Motor Holding by Ducati Corse.

In relation to the above loan, Ducati Motor Holding has agreed to comply with the following bank covenants:

1)	Ratio NFP/EBITDA	< 3.5 (until 31/12/2005)
< 3.2 (from 1/1/2006 to 31/12/2006)
< 2.5 subsequently

2)	Ratio EBITDA/Net Financial Charges	> 5.0 (until 31/12/2005)
> 6.5 (from 1/1/2006 to 31/12/2006)
> 7.5 subsequently

3)	Maximum capex: € 34 million in 2005, € 32 million in each of the following years

The above financial covenants  were agreed with reference to Italian GAAP at the time of signing the contract and were complied with as of 30 June 2005.

8.	Long-term debt totalling € 52,151 thousand includes:

	-	€ 45,000 thousand relating to securities issued by the vehicle company Ducati Desmo Finance 1 S.r.l., placed in the market and taken up by third-party investors, expiring in 2009 (Senior Notes);
-

six loans totalling € 7,103 thousand, comprising two arranged in July 2003 for € 471 thousand and € 747 thousand respectively, a third for € 2,316 thousand arranged in April 2004, a fourth for € 290 thousand arranged in June 2004, a fifth for € 121 thousand arranged in July 2004 and a sixth arranged in December 2004 for € 3,158 thousand. The balance also includes accrued interest of € 48 thousand. These are loans with interest-relief obtained under contracts between Ducati Motor Holding S.p.A. and the Ministry for Productive Activities for projects linked with the Technological Innovation Fund (F.I.T.), as uplifted by the interest accumulated during the period.

9.	The amount of € 10,276 thousand relates to the long-term portion of leasing liabilities.

Share capital

The share capital of Ducati Motor Holding S.p.A., the parent company, totals € 82,867,219.24 as of 30 June 2005 and is represented by 159,360,037 ordinary shares, nominal value € 0.52 each, with enjoyment rights from 1 January 2005.

The increases in share capital during the first half of 2005 are analysed below:

Unit value	No. of shares	Nominal value	Share premium	Total per share

“Stock Option” shares	533,630	0.52	0.203	0.723

Amount collected by the company	Nominal value	Share premium	Total per share

“Stock Option” shares	277,488	108,327	385,815

Share premium reserve

The share premium reserve, detailed below, amounts to € 16,770 thousand as of 30 June 2005.
The recent movements in the share premium reserve are as follows:

	Nominal value	Share premium	Total

Balance as of 31/12/2003	10,117	19,488	29,605

“Stock Option” shares	169	66	235
Allocation to Reserve for own shares held	—	(2,892)	(2,892)

Balance as of 31/12/2004	10,286	16,661	26,948

“Stock Option” shares	277	108	385

Balance as of 30/06/05	10,563	16,769	27,333

Revaluation reserve Law 342 - 21/11/2000 and Law 350 – 24/12/2003

This reserve was recorded by Ducati Motor Holding S.p.A. on the two revaluations of its brand name in 2000 and 2003 by € 24,238 thousand and € 22,027 thousand, respectively. These amounts reflect the resulting revaluation surpluses, stated net of the related flat-rate taxation. Although this reserve is stated net of flat-rate taxation, it remains in suspense for tax purposes. This is because on distribution to the shareholders, the amounts concerned, grossed up by the flat-rate taxation, would form part of the taxable income of the company (with a tax credit equal to the amount of the above flat-rate taxation) and of the shareholders (as earnings).

The extraordinary meetings of the shareholders of Ducati Motor Holding S.p.A. held on 7 May 2002 and 6 May 2004 voted to render the reserves recorded in 2000 and 2003 fully distributable so that they can be used to purchase the company’s own shares.

IFRS transition reserve

This reserve, € 3,639 thousand, reflects the effect of all the adjustments recorded on the transition to IFRS.

Guarantees and commitments

Commitments comprise:

	30.06.2005	31.12.2004

Performance bonds - Snam - Lease contract	6,641	6,222
Contractual commitments	700	1,101

Total	7,341	7,323

“Performance bonds” include € 5,800 thousand relating to a guarantee released by San Paolo IMI S.p.A. in favour of Ducati Desmo Finance 1 S.r.l. as part of the securitisation of trade receivables, to guarantee any amounts that might be deducted by debtors, on the settlement of amounts already securitised, in recognition of rebates granted by the Group on the achievement of their sales targets. This solely relates to the bonus due to dealers that meet their sales objectives.

“Contractual commitments” relate to a contract entered into by Ducati Corse S.r.l. that involves commitments over a period of time which, if not honoured, could give rise to a liability to the contractual counterparty. Based on forecasts made, the Group believes that it will undoubtedly be able to honour these commitments and that, therefore, no liability will crystallise.

In addition, the guarantees described in the note on the financial position were given in relation to the loan obtained on 9 May 2005.

Other commitments not recorded in the balance sheet

With regard to commitments not recorded in the balance sheet and in addition to the information disclosed in the report on operations, we note that on 5 March 2003, the Board of Directors of Ducati Motor Holding S.p.A. confirmed the allocation to Federico Minoli, as approved by the Compensation Committee and the Board of Directors on 17 June 1999, of a termination indemnity of US$ 1.2 million, to be paid if his appointment as Chairman and Managing Director is not renewed or is revoked without just cause prior to his sixtieth birthday.

On 10 March 2005, the Board of Directors of Ducati Motor Holding S.p.A. approved, pursuant to art. 2389 of the Italian Civil Code, the Compensation Committee’s proposal to extend to 2005, 2006 and 2007 the retention bonus plan of certain senior managers (including the Chairman and Managing Director), previously in force for the years from 1999 to 2004, on the basis and terms approved by the Committee on 2 March 2000 and by the Board of Directors on 14 February 2002. The existence and amount of any bonuses due under this plan will be determined on a variable basis, commencing from the annual base remuneration of the beneficiaries, with reference to the consolidated EBITDA reported for 2005, 2006 and 2007. Any bonuses earned will only be paid if the beneficiaries are still senior managers of the Group 12 months after approval of the consolidated financial statements for the years to which such bonuses relate.

Should the employment of the beneficiaries concerned be terminated by the Company without just cause or good reason, or in the event that their resignation is requested (with incentives) by the Company, then they will be entitled to receive three times the amount of the bonuses earned by them at the time of termination.  On 10 March 2005, the Board of Directors resolved (i) to recognise bonuses to the Chairman and Managing Director, to be determined with reference to the plan described above for the years 2005, 2006 and 2007, and (ii) to grant express authorisation to the Chairman and Managing Director to include among the beneficiaries of these bonuses up to four senior managers of the Company and the Ducati Group, who may differ year by year.

No bonuses were earned under the above plan for the years 2002, 2003 and 2004.

In relation to 2005, the Chairman has already identified three beneficiaries from among the Group’s managers.

For information on the stock option plans, the right to issue convertible bonds and/or warrants and the employee share purchase plan, please refer to the appropriate paragraphs in the report on operations. Likewise, with regard to commitments arising as a result of events occurring subsequent to the end of the period, reference is made to the related paragraph in the report on operations.

Legal proceedings and arbitration

The Ducati Group is party to a legal dispute with Virginio Ferrari Racing, one of the two racing teams sponsored by Ducati in the 1998 Superbike World Championship. Ducati Motor Holding S.p.A. decided not to sponsor the Virginio Ferrari Racing team for the 1999 Superbike World Championship. Virginio Ferrari Racing served a writ on Ducati Motor S.p.A. claiming around € 6,714 thousand (Lire 13 billion) in alleged damages suffered by Virginio Ferrari Racing and by Mr Virginio Ferrari following the claimed failure of Ducati Motor S.p.A. to honour its supposed obligation to sponsor the racing team for three years. The resulting dispute is currently awaiting judgment in the first-level court. The Group believes this claim to be unfounded and, based partly on the opinion of its legal counsel, considers the emergence of liabilities and charges as a consequence of this dispute to be a mere possibility; accordingly, no provisions for risks and charges have been recorded in this regard.

The parent company is involved in a dispute with a Belgian importer. A temporary executive order dated 14 September 1998 from the Commercial Court of Liege ordered the Company to pay 50,575,794 Belgian Francs (equal to € 1,254 thousand) to its previous distributor, Performance S.A. (“Performances”), following the cancellation of the distribution contract. In execution of this requirement, Performances seized and sold at auction 106 motorcycles belonging to the Company that were in its possession. The proceeds of the sale were 27,835,078 Belgian Francs, including expenses and VAT (equal to € 690 thousand). With a ruling dated 27 May 1999, later confirmed by an unappealable judgement from the Belgian Supreme Court dated 21 June 2001, the Appeal Court of Liege declared that the Belgian judge had no jurisdiction and annulled the sentence of the Commercial Court dated 14 September 1998.

As a consequence, the Company took a series of actions against Performances designed to recover the proceeds of the auction sale, excluding VAT, and part of the legal expenses, totalling about 23 million Belgian Francs (equal to about € 570 thousand). Performances and Jet Set Car were declared bankrupt on 14 October 1999 and 23 October 2000, respectively. Today, it appears very probable that, in consideration of the presence of privileged creditors in the allocation of the bankruptcy assets, the Company will not recover the proceeds mentioned. For this reason, no receivables have been recorded in relation to the counterparty since the likelihood of recovering the auction proceeds is considered to be somewhat remote. The provision recorded in prior years has been utilised in full, but no further provisions have been made since the company does not envisage incurring any further costs in relation to this dispute.

Ducati North America Inc. is party to a legal action brought by a former Cagiva group employee seconded to Cagiva North America, Inc. (now Ducati North America Inc.). In addition, Ducati Motor S.p.A. was also involved in a dispute with the same former Cagiva group employee which was settled in May 2003 without cost to the Company. The provision recorded in prior years by Ducati North America, Inc. has been utilised in full since the company is not expected to incur additional liabilities in this regard.

Explanatory notes to the statement of operations

Group performance

The volume of motorcycle sales, 20,028 units in the first half of 2005, was 8.5% lower than in the comparative period of 2004. In particular, the period suffered from the general market slowdown during the first few months of the year and, geographically, from the significant contraction of sales in the Italian market.

An analysis of sales by product family highlights differing performances with respect to 2004.

The sales of the Superbike family decreased with respect to the first half of last year (-32%) due to the a drop in sales at the lower end of the range (749). By contrast, there was an increase in the sales of the 999 range, which offset the loss of those relating to the 998Final Edition, which was only sold in 2004.

The sales of the Supersport family declined by 42%, mainly due to the advanced stage reached by all versions in the lifecycle of this product.

There was a significant drop in the sales of the Sport Touring family (-55%) due to lower sales of the ST3, which had generated strong demand from dealers and consumers on its launch at the start of 2004.

The sales of the Monster family were 8% lower than in 2004. However the new S2R model with an 800cc engine has been particularly successful, with more than 6,000 units sold in just six months.

Lastly, the Multistrada family (+109%) has benefited from the introduction of the Multistrada 620 in both “dark” and coloured versions. The 1000cc version also confirmed its success with consumers, with sales almost at 2004 levels.

Independent dealers have continued to open new Ducati stores in Italy and abroad during 2004 and 2005. As of 30 June 2005 there are 151 active Ducati Stores that inform consumers about the history of Ducati, and present the “Ducati” world of motorcycles, accessories and apparel in a manner which is consistent with the Ducati image.

Net sales

Consolidated net sales for the period ended 30 June 2005 amounted to € 188.1 million, down by € 32.3 million (-14.6%) at current exchange rates, from € 220.4 million in the same period of last year. This decrease was due to the contraction in volume, an adverse mix of motorcycle sales, lower revenues from accessories and adverse exchange rates. At constant exchange rates, net sales would have been down 12.5%.

Output of motorcycles in the first half of 2005 totalled 20,266 units, down 13% compared with the first half of 2004. This decrease was due to the alignment of production with true market demand, in order to avoid an increase in motorcycle inventories.

Sales of motorcycles amounted to € 147.4 million, down 15.6% with respect to the comparative period of last year. This fall reflects the lower volume of motorcycle sales (-8.5%), the adverse mix and unfavourable exchange rate movements. At constant exchange rates, the decline in motorcycle sales would have been 13.2%.

Sales of the other categories of Ducati products (spare parts, accessories and apparel) during the period ended 30 June 2005, € 39.00 million, were 7.7% lower than in the prior year. At constant exchange rates, the decline would have been 5.5%. The decrease in the sales of related products, particularly significant in relation to accessories, was due to the decline in motorcycle sales.

Analysis of the volume of motorcycles sold in the principal geographic markets highlights a strong increase in the United States (+33.8%), France (+9.0%). Japan (+5.7%) and Germany (+2.1%), but falls in nations not served by branches (-7.5%), Benelux (-22.2%), the United Kingdom (-24.9%) and Italy (-14.1%). These sharp falls reflect the contraction of the reference market due to both macroeconomic factors and factors specific to the motorcycle sector.

Analysis of the registration statistics is also important in order to understand the trend in Ducati motorcycle sales. Accepting that there is a certain delay in the release of official numbers, the following information is based, in part, on preliminary data from official sources and, in part, on estimates by management: registrations during the first half of 2005 totalled about 22,000 units (23,500 in 2004), down 7% with respect to the prior period. There was a strong increase in the United States (+18%), stability in France and decreases in Italy (-10%), Japan (-14%), Germany (-18%), the United Kingdom (-25%) and Benelux (-25%).

Cost of sales

The cost of sales amounted to € 142.2 million (75.6% of net sales) in the period ended 30 June 2005, compared with € 161.0 million (73.1% of net sales) in the same period of 2004 and down by € 18.8 million due to the lower volume of sales. The greater incidence with respect to net sales reflects the spreading of fixed production costs over a lower volume of sales.

Gross operating profit

Gross operating profit amounted to € 45.9 million in the period ended 30 June 2005, compared with € 59.4 million in the comparative period of 2004, down € 13.5 million (-22.7%). As a percentage of net sales, gross operating profit amounted to 24.4% with respect to 26.9% in the comparative period of last year, due to the reduction in sales, the adverse mix of motorcycles and the adverse exchange rate effect.

Other operating revenues

Other operating revenues amounted to € 19.5 million as of 30 June 2005, compared with € 17.7 million in the same period of the prior year, with a rise of € 1.8 million (+10.2%) due to the effect of government grants not present in 2004, as well as to an increase in sponsorships and royalties.

Commercial costs

Commercial costs for the period ended 30 June 2005 amounted to € 49.5 million, compared with € 53.6 million in the period to 30 June 2004, down € 4.1 million. This decrease was mainly due to the decline in sales and selling expenses including, in particular, the absence in 2005 of the World Ducati Week, which is held every two years.

General and administrative expenses

General and administrative expenses amounted to € 9.9 million in the period to 30 June 2005, essentially the same as in the comparative period of 2004.

Other charges

Other charges in the period ended 30 June 2005 amounted to € 1.5 million, compared with € 1.3 million in the period to 30 June 2004. The increase of € 0.2 million was mainly due to higher out-of-period expenses.

Operating profit

The operating profit for the period ended 30 June 2005 was € 4.6 million, down € 7.5 million from € 12.1 million in the comparative period of last year. As a percentage of net sales, operating profit has declined from 5.5% in 2004 to 2.4% in the first half of 2005. As already mentioned, this decrease mainly reflects a reduction in the volume of sales, the adverse mix and the exchange-rate effect on sales invoiced in foreign currencies.

EBITDA (Results before taxation, financial income and expense, depreciation and amortisation, and extraordinary income and expense)

In view of the importance of this parameter, which is used for control purposes and for the management of the Group, it is useful to highlight that the result of € 19.2 million compares with € 26.7 million reported for the first half of 2004. As already mentioned, this decrease reflects the decline in sales, the adverse mix and the exchange-rate effect.

EBITDA comprises:

	1st half 2005 € 000	1st half 2004 € 000

Operating profit	4,557	12,077
Depreciation of property, plant and equipment
included in cost of sales	5,989	6,768
Depreciation of property, plant and equipment
included in general and administrative expenses	1,135	1,619
Amortisation of intangible assets
included in cost of sales	4,701	4,990
Write-downs of intangible assets
included in cost of sales	2,207	—
Amortisation of intangible assets
included in general and administrative expenses	590	1,202

EBITDA	19,179	26,656

Financial income

Financial income amounted to € 1.5 million in the period ended 30 June 2005 compared with € 1.0 million in the period to 30 June 2004. The increase of € 0.5 million was mainly due to the rise in interest on bank current accounts.

Financial charges

Net financial charges amounted to € 6.5 million in the first half of 2005 compared with € 5.4 million in the same period of last year.  The increase of € 1.1 million mainly derives from the adjustment to fair value of derivative contracts that hedge interest-rate risk totalling € 60.8 million.

Exchange differences

Exchange losses for the period ended 30 June 2005, € 0.3 million, were in line with those recorded in the same period of last year.

Taxation

The tax charge of € 2.8 million for the period ended 30 June 2005 compares with € 4.9 million for the same period in 2004.

This charge comprises current taxation of € 1,963 thousand (€ 2,876 thousand in the period to 30 June 2004) and € 851 thousand relating to deferred taxation and the recovery of prepaid taxes.

The decrease with respect to the prior period essentially reflects the reduction in taxable income.

Net profit / (loss) for the period

The Ducati Group’s interest in the net loss for the period ended 30 June 2005 was € 3.5 million, compared with a net profit of € 2.5 million in the prior period.

This decrease was mainly due to lower volume and the adverse mix of motorcycle sales during the first half of 2005 with respect to the same period in the prior year.

Securitisation

Ducati Motor Holding S.p.A. has signed a five-year contract, pursuant to Law 130/99, for the disposal of trade receivables under revolving securitisation arrangements (asset-backed securities). This securitisation of trade receivables is part of a project to modify the administration of customer credit. This involves a move from factoring to the direct management of both the collection risk and the financing of the commercial network. These activities were previously carried out by a factoring company. In this way, the Ducati Group has achieved considerable savings on commissions and charges for the without-recourse disposal of receivables, and earns interest income on dealer financing activities.

The following information is provided in compliance with Consob communication no. DAC/RM/97003369 of 9 April 1997 regarding the accounting recognition of transactions involving the disposal of receivables.

Each month, in general, receivables are sold without recourse to a special-purpose vehicle called Ducati Desmo Finance 1 S.r.l. (D.D.F.1) which is owned by SVM Securitisation Vehicles Management s.r.l. and Finanziaria Internazionale Securitisation Group S.p.A., both based in Conegliano (Treviso). The Ducati Group is not linked with these companies by any form of ownership interest, pact and/or agreement that would require the recognition of the SPV and its parent companies as subsidiaries and/or related parties.

This purchase of receivables was initially financed via the issue of bonds by D.D.F.1 S.r.l. with a nominal value of € 43 million, of which € 33 million are Class A and € 10 million are Class B. Subsequently, on 21 December 2004, D.D.F. 1 issued additional Class A bonds totalling € 12 million.

The Class A bonds were taken up entirely by Banca Intesa, which then sold almost all of them (99.5% of the first issue and all of the second issue) to Romulus Funding Inc., a finance company registered in Delaware (U.S.A.) that is wholly owned by Global Securitization Services LLC. The Ducati Group is not linked to these companies by any form of ownership interest, pact and/or agreement that would require their recognition as related parties. Romulus Funding Inc. financed the transaction by issuing Asset-backed Commercial Paper.

The Class B bonds were taken up in full, € 10 million, by Ducati North America Inc., the Ducati Group’s subsidiary operating in the Canadian and American markets. The bonds taken up by Ducati North America Inc. were issued with a maturity date of 28 July 2009 and earn interest at 3-month Euribor, paid quarterly in arrears on 28 January, April, July and October of each year. Interest payments are subordinate to the cash requirements of the vehicle company for the monthly purchase of receivables. These bonds are classified as financial fixed assets in the balance sheet of the subsidiary since they mature in 2009. The repayment of these bonds is subordinated with respect to the Class A bonds (issued by D.F.F.1 and mostly taken up by Romulus Funding Inc.).

Commencing from 2003, a number of foreign subsidiaries have also been gradually involved in the securitisation programme. Currently, four Ducati Group companies are involved (Ducati Motor Holding, Ducati France, Ducati UK and Ducati Motor Deutschland).

In operational terms, disposals by the foreign branches involve the sale without recourse of their receivables to Ducati Motor Holding, which then sells them to the special-purpose vehicle.

The total nominal value of the receivables sold, the amount collected, the deferred portion and the effect on the net financial position are indicated below:

	30.06.2005	31.12.2004

Nominal value of receivables sold to the SPE (turnover)	53,32	127,08
Payments received from the SPE	44,95	117,3
Interest and expenses	0,68	1,17
Amount deferred	7,69	8,61
* inc. AUD 3.0 million, CHF 4.3 million and GBP 5.7 million

EFFECT ON THE FINANCIAL POSITION
Receivables not collected by the SPE and not yet due	25,6	33,80
Receivables not collected by the SPE but due	21,8	13,60

Total receivables to be collected by the SPE	47,40	47,40
Amount deferred	(7,69)	(8,61)
Receivables collected by DMH on behalf of the SPE but not yet paid over to that entity	(9,79)	(4,50)

Total effect on the financial position	29,92	34,29

The amount of € 29.9 million as of 30 June 2005 (€ 34.29 million as of 31 December 2004) represents the total already collected by the Group in relation to receivables that the vehicle company has not yet collected from customers.

Since the securitisation is without recourse, the nominal value of sold receivables is deducted from the “trade receivables” caption in the individual financial statements of group companies at the time of the disposal, against recognition of the amount collected as liquidity and of the amount deferred as a receivable from the vehicle company. The receivables sold, recorded in special sectional customer accounts held on behalf of the vehicle company, are settled on collection by increasing the liability to D.D.F.1. Credit transfer instructions are then given in favour of the vehicle company for the total amount collected, as soon as such collection has been recorded.

Exchange differences and commissions associated with the securitisation are reflected in the statement of operations.

The securitisation essentially exposes the Ducati Group to the risk of not collecting the deferred amount which, under agreements between the vehicle company and all its creditors, is subordinated to the repayment of the bonds and the reimbursement of all its operating costs and, therefore, to the collection of the sold receivables. This risk was taken into account when determining the allowance for doubtful accounts.

In addition, Ducati North America Inc. is also exposed to the risk that the Class B bonds might not be repaid if the sold receivables are not collected, since Class B bonds are subordinate to Class A bonds. This risk is currently considered remote by the Group in view of the high quality of the portfolio sold. Under a “commitment letter” in favour of the vehicle company signed by Ducati Motor Holding S.p.A., the latter is committed to covering the operating costs of Ducati Desmo Finance 1 S.r.l. and to taking all necessary action to ensure that it is not declared bankrupt and/or wound-up, excluding any failure to collect receivables.

As part of the securitisation of trade receivables, San Paolo IMI S.p.A. has given a surety on behalf of Ducati Motor Holding S.p.A. in favour of D.D.F.1, for a maximum of € 5,800,000, to guarantee any amounts that might be deducted by debtors, on the settlement of amounts already securitised, in recognition of rebates granted by the company on the achievement of their sales targets.

As already mentioned in the section on accounting policies, SIC 12 – Consolidation - Special-purpose entities (“SPE”) establishes that an SPE must be consolidated when the substance of the relationship between a company and the vehicle company suggests that the latter is effectively controlled by the former; the vehicle company has therefore been consolidated in accordance with IFRS.

The effect of consolidating the vehicle company and of the other IFRS adjustments to shareholders’ equity and net results is not significant. In particular, these relate to the reversal of capitalised costs regarding the securitisation transaction and the associated amortisation with a net effect of € 385 thousand and € 514 thousand, respectively, as of 30 June 2005 and 31 December 2004.

The consolidation of the vehicle company has had the following effects on the financial position:

	30.06.2005 € 000	31.12.2004 € 000

Increase in cash and cash equivalents	15,300	16,000
Increase in trade receivables	29,912	34,290
Reversal of Junior notes	(10,000)	(10,000)
Increase in financial payables	(35,212)	(40,290)
Reversal of capitalised costs	(385)	(514)

Total effect on net assets	(385)	(514)

Appendix A

Reconciliation of Consolidated Shareholders’ Equity and Net Results for IFRS purposes as of and for the period ended 30 June 2004

Reconciliation of consolidated Shareholders’ Equity

30.06.2004 € 000

Consolidated shareholders’ equity under published policies in Italy	162,558
Income taxes for the period (inc. prepaid / deferred taxes of € 485 thousand)*	(3,361)

Consolidated shareholders’ equity under Italian GAAP	159,197
Property, plant and equipment	7,730
Goodwill and other intangible assets with an indefinite life	3,763
Intangible assets	(2,932)
Employee benefits	638
Other adjustments	(199)
Prepaid/deferred taxation	(3,304)

Consolidated shareholders’ equity under IFRS	164,893

Reconciliation of consolidated Net Results

30.06.2004 € 000

Consolidated net results under published policies in Italy	3,486
Income taxes for the period (inc. prepaid / deferred taxes of € 485 thousand)*	(3,361)

Net results under Italian GAAP	125
Revenue recognition	(657)
Property, plant and equipment	55
Intangible assets and reversal of capitalised costs	3,951
Employee benefits	132
Stock options	(217)
Financial charges	657
Other adjustments	43
Rcognition of deferred taxation	(1,523)

Consolidated net results under IFRS	2,566

* the Group published the half-yearly report as of 30 June 2004 gross of tax effects pursuant to art. 81 of Consob’s enabling regulations for Decree 58/98 regarding issuers.

Financial statements of Ducati Motor Holding S.p.A.

DUCATI MOTOR HOLDING	30/06/2005	31/12/2004

ASSETS
A) DUE FROM SHAREHOLDERS FOR UNPAID CAPITAL :	—	—
Called capital	—	—
Uncalled capital

TOTAL DUE FROM SHAREHOLDERS	—	—

B) FIXED ASSETS:
I - INTANGIBLE FIXED ASSETS :
1) start-up and expansion costs	69,861	109,899
2) research, development and advertising costs	19,353,109	20,357,681
3) industrial patents and
intellectual property rights	1,899,361	2,269,604
4) concessions, licenses, trademarks and similar rights	62,882,936	65,671,440
5) goodwill	7,858,672	8,366,405
7) assets in progress and advances	18,829,382	15,450,939
8) other	6,104,913	4,999,546

TOTAL	116,998,235	117,225,514

II - PROPERTY, PLANT AND EQUIPMENT :
1) land and buildings	2,923,287	2,944,819
2) plant and machinery	13,717,307	13,579,287
3) industrial and commercial equipment	15,314,914	17,075,665
4) other assets	2,362,055	2,455,039
5) construction in progress and advances	1,627,626	1,938,663

TOTAL	35,945,188	37,993,473

III - FIXED FINANCIAL ASSETS :
1) equity investments:
a) subsidiary companies	33,992,670	33,992,670
b) associated companies	—	—
c) parent companies	—	—
d) other companies	16,807	16,807
2) receivables:
a) subsidiary companies	—	—
b) associated companies	—	—
c) parent companies	—	—
d) other companies	147,773	147,008
3) other securities	—	—
4) own shares	—	—

TOTAL	34,157,250	34,156,485

TOTAL FIXED ASSETS	187,100,673	189,375,472

	30/06/2005	31/12/2004

C) CURRENT ASSETS :
I - INVENTORIES:
1) raw, ancillary and consumable materials	5,150,167	5,675,555
2) work in process and semifinished products	12,247,607	13,675,671
3) contract work in progress	—	—
4) finished products and goods for resale	44,971,750	42,301,701
5) advances	—	—

TOTAL	62,369,524	61,652,927

II - RECEIVABLES :
1) trade receivables
due within one year	39,613,498	33,577,890
due beyond one year	—	—
2) subsidiary companies	76,009,356	101,893,413
3) associated companies	—	—
4) parent companies	—	—
4) bis Due from tax authorities	1,232,839	1,577,877
4) ter Prepaid taxes
due within one year	1,127,326	1,232,326
due beyond one year	10,145,000	10,145,000
5) other companies
a) affiliated companies	—	—
b) other	—	—
- due within one year	3,897,024	2,168,378
- due beyond one year	—	—

TOTAL	132,025,043	150,594,884

III - FINANCIAL ASSETS NOT HELD AS FIXED ASSETS :
1) investment in subsidiary companies	—	—
2) investment in associated companies	—	—
3) other equity investments	—	—
4) own shares	3,682,556	3,283,016
5) other securities	—	15,000,000
6) repurchase agreements	—	—

TOTAL	3,682,556	18,283,016

IV - CASH AND CASH EQUIVALENTS :
1) bank and postal deposits	20,869,019	14,245,567
2) cheques	1,693	189
3) cash on hand	15,096	30,325

TOTAL	20,885,809	14,276,082

TOTAL CURRENT ASSETS	218,962,932	244,806,909

D) ACCRUED INCOME AND PREPAID EXPENSES :
ACCRUED INCOME	—	510,467
DEFERRED ISSUE DISCOUNTS AND CHARGES ON LOANS	—	18,462
OTHER PREPAID EXPENSES	1,355,837	3,242,385

TOTAL ACCRUED INCOME AND PREPAID EXPENSES	1,355,837	3,771,314

TOTAL ASSETS	407,419,442	437,953,695

	30/06/2005	31/12/2004

LIABILITIES AND SHAREHOLDERS’ EQUITY
A) SHAREHOLDERS’ EQUITY :
I - Share capital	82,867,219	82,589,732
II - Share premium reserve	16,370,667	16,661,880
III - Revaluation reserves	46,265,355	46,265,355
IV - Legal reserve	204,222	204,222
V - Reserve for own shares held	3,682,556	3,283,016
VI - Statutory reserves	—	—
VI - Other reserves
- Extraordinary reserve	5,362,872	5,362,872
- Reserve from s.a.s. profits	—	—
- Reserve for accelerated depreciation	1,690,646	1,690,646
- Reserve, Law 675/77	—	—
- Reserve, Law 904/77	—	—
- Reserve, Law 526/82	—	—
- Reserve, Law 130/83	—	—
- Merger surplus	5,785,780	5,785,780
VIII - Retained earnings (losses)	7,654,038	(8,384,560)
IX - Profit (loss) for the period	(2,993,290)	16,038,598

TOTAL SHAREHOLDERS’ EQUITY	166,890,066	169,497,542

B) PROVISIONS FOR RISKS AND CHARGES :
1) pensions and similar obligations	—	—
2) taxation, including deferred taxes	2,714,624	3,267,624
3) other risks and charges	—	—
4) other	6,329,313	6,329,313

TOTAL PROVISIONS FROM RISKS AND CHARGES	9,043,937	9,596,937

C) EMPLOYEES’ LEAVING ENTITLEMENTS	8,813,466	8,363,287

D) PAYABLES:
1) bonds
- due within one year	—	54,164,000
- due beyond one year	—	—
2) convertible bonds
3) loans from shareholders
- due within one year	—	—
- due beyond one year	—	—
4) bank loans
- due within one year	27,040,986	93,737,935
- due beyond one year	70,787,570	7,116,245
5) due to other providers of finance
- due within one year	9,349,272	3,195,911
- due beyond one year	—	—
6) advances	996,910	1,013,825
7) trade payables	92,305,344	64,978,050
8) securities issued	—	—
9) subsidiary companies	4,725,746	11,782,272
10) associated companies	—	—
11) parent companies	—	—
12) due to tax authorities
- due within one year	6,511,768	5,570,232
- due beyond one year	1,291,500	1,292,000
13) due to social security and pension institutions	1,786,603	1,840,003
14) other
- due within one year	6,341,115	3,572,330
- due beyond one year	—	—
- affiliated companies	—	—

TOTAL PAYABLES	221,136,814	248,262,803

E) ACCRUED EXPENSES AND DEFFERRED INCOME :
ACCRUED EXPENSES	1,233,317	0
DEFERRED ISSUE PREMIUMS	—	0
OTHER DEFERRED INCOME	301,841	2,233,126

TOTAL ACCRUED EXPENSES AND DEFERRED INCOME	1,535,159	2,233,126

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	407,419,442	437,953,694

	30/06/2005	31/12/2004

MEMORANDUM ACCOUNTS
GUARANTEES GIVEN
COMMITMENTS
PERFORMANCE BONDS	6,641,000	6,018,541
DOMESTIC CURRENCY SWAPS AND OPTIONS	65,766,550	37,902,393
INTEREST RATE SWAP	64,146,364	30,336,000
LEASE COMMITMENTS	13,767,510	15,656,274
STATEMENT OF OPERATIONS
A) VALUE OF PRODUCTION:
1) net sales	162,993,616	328,219,142
2) changes in inventories of
work in progress, semifinished and finished products	1,241,985	(9,265,311)
3) changes in contract work in progress	—	—
4) capitalisation of internal costs	2,997,696	5,774,944
5) other revenues and income
- miscellaneous	6,780,234	13,349,016
- operating grants	1,683,194	145,441

Total other revenues and income (5)	8,463,428	13,494,457

TOTAL VALUE OF PRODUCTION	175,696,724	338,223,232

B) COST OF PRODUCTION :
6) raw, ancillary and consumable materials and goods for resale	91,873,646	165,268,258
7) services	41,003,533	93,488,730
8) leases and rentals	2,790,470	6,398,378
9) payroll and related costs:
a) wages and salaries	14,078,170	26,532,109
b) social security contributions	4,622,610	8,635,566
c) employees’ leaving entitlement	1,068,994	2,137,928
d) pensions and similar	—	—
e) other	655,183	1,185,700

Total payroll and related costs (9)	20,424,957	38,491,303

10) amortisation, depreciation and writedowns
a) amortisation of intangible fixed assets	9,437,464	21,029,675
b) depreciation of property, plant and equipment	5,693,412	10,814,926
c) other writedowns of fixed assets	2,207,040	—
d) writedown of current receivables and liquid assets	—	—

Total amortisation, depreciation and writedowns (10)	17,337,916	31,844,601

11) changes in inventories of raw, ancillary and
onsumable materials and goods for resale	525,388	1,340,556
12) provisions for risks and charges	2,081,275	5,302,770
13) other provisions	—	—
14) other operating expenses	436,774	598,000

TOTAL COST OF PRODUCTION	176,473,960	342,732,597

DIFFERENCE BETWEEN VALUE AND COST OF PRODUCTION (A-B)	(777,236)	(4,509,365)

	30/06/2005	31/12/2004

C) FINANCIAL INCOME AND EXPENSE :
15) income from equity investments	—	—
16) other financial income:
a) from receivables included in fixed assets	—	—
b) from securities other than equity investments inc. in fixed assets	127,040	—
c) from securities other than equity investments inc. in current assets	—	—
d) income other than the above
- interest income	637,530	1,332,097
- other financial income	315,503	4,417
- exchange gains	—	—

Total other financial income (16)	1,080,073	1,336,514

17) interest and other financial charges
- interest on short-term loans	821,015	1,725,715
- interest on long-term loans	1,025,248	4,343,703
- other financial charges	2,914,310	2,616,913
- exchange losses	—	—

Total interest and other financial charges (17)	4,760,573	8,686,331

17) bis Exchange gains and losses	1,853,974	3,833,184

TOTAL FINANCIAL INCOME AND EXPENSE	(1,826,525)	(3,516,634)

D) ADJUSTMENTS TO FINANCIAL ASSETS :
18) revaluations:
a) equity investments	—	—
b) financial fixed assets other than equity investments	—	—
c) securities other than equity investments inc. in current assets	399,540	—

Total revaluations (18)	399,540	—

19) writedowns:
a) equity investments	—	—
b) financial fixed assets other than equity investments	—	—
c) securities other than equity investments inc. in current assets	—	984,494

Total writedowns (19)	—	984,494

TOTAL ADJUSTMENTS	399,540	984,494

E) NON-OPERATING INCOME AND EXPENSE :
20) income
- gains on disposals not classified in no. 5	15,570	23,000,000
- out-of-period income	—	9,996,989

Total income (20)	15,570	32,996,989

21) expense
- losses on disposals not classified in no. 14	256,327	—
- prior-period taxes	89,011	—
- out-of-period expenses	21,304	224,898

Total expense (21)	366,642	224,898

TOTAL NON-OPERATING ITEMS	(351,072)	32,772,091

RESULT BEFORE TAXATION (A-B+-C+-D+-E)	(2,555,290)	23,761,598

22) Income tax for the period: current, deferred and prepaid
a current income tax	886,000	2,533,000
b Prepaid / deferred taxation	(448,000)	5,190,000

NET RESULT FOR THE PERIOD	(2,993,290)	16,038,598

Reconciliation of the results for the period and the shareholders’ equity of the parent company with the related consolidated amounts

	Shareholders’ equity as of 30 June 2005	Results for 1st half 2005

Ducati Motor Holding S.p.A. under Italian GAAP	166,890	(2,993)
IFRS adjustments
- Own shares	(3,683)	(399)
- Property, plant and equipment	7,330	(115)
- Leasing	6,847	998
- Goodwill and other intangible assets with an indefinite life	10,370	3,341
- Intangible assets	(1,949)	424
- Other current liabilities	(861)	(867)
- Employee benefits	835	115
- Other financial payables	(362)	(204)
- Stock options	—	(545)
- Prepaid/deferred taxation	(8,293)	(1,367)

Ducati Motor Holding S.p.A. under IFRS	177,124	(1,612)
Financial statements of the Ducati Group
- Accelerated depreciation recorded by Ducati Motor S.p.A. prior to the merger and reabsorbed on the merger with Ducati Motor Holding S.p.A.	3,405	—
- Recognition of leases using finance lease methodology	(205)	(5)
- Elimination of unrealised intercompany profits included in inventories	(4,633)	(178)
- Elimination of unrealised gain on intercompany transfer of the Ducati Corse brand name	(22,425)	575
- Higher/(lower value of equity investments with respect to) book value	(4,386)	(1,538)
- Other adjustments related tax effect and other minor adjustments	(313)	(159)
- IFRS adjustments gross of tax effect	(619)	(752)
- Tax effect of adjustments, where applicable	5,535	120

Shareholders’ equity and results of the Group reported in the consolidated financial statements	153,483	(3,549)

Separate Appendix  – Transition to International Financial Reporting Standards (IFRS)

Introduction

Following the entry into force, as of January 1st, 2005, of European Regulations n. 1606 of July 2002, the Ducati Group has adopted the International Financial Reporting Standards (henceforth, “IFRS”) issued by the International Accounting Standards Board.

This appendix includes:

-	a description of the accounting principles adopted by the Ducati Group as of January 1st, 2005;
-

a reconciliation between the period’s results and the shareholders’ equity in accordance with the preceding principles (henceforth, “Italian accounting principles”) and the results of the period and shareholders’ equity based on the IFRS for the previous financial periods as of January 1st, 2004 and December 31st, 2004, as required by IFRS 1  – First adoption of the IFRS; this is done for comparative purposes and includes the relative explanatory notes.

This information has been drafted as part of the process of conversion to the IFRS and for the purposes of drawing up the consolidated financial statements of the Group as of December 31st, 2005 in accordance with the IFRS approved by the European Community. It does not include all the statements, comparative information and explanatory notes that would be required for a complete representation in accordance with the IFRS of the financial and economic status of the Ducati Group as of December 31st, 2004.

General accounting principles

General principles

Ducati Motor Holding S.p.A. is a legal entity which is organized in accordance with the legal system of the Italian Republic. Ducati Motor Holding S.p.A. and its subsidiaries (“Ducati Group”) are operational in more than eight countries. The Group is primarily involved in the production and sale of motorcycles, spare parts, accessories and clothing. The registered office of the Group is in Bologna, Italy.

The consolidated financial statements of the Ducati Group are drafted in Euro since this is the currency used in the economies where the Group primarily operates. Foreign subsidiaries are included in accordance with the principles described in the notes under the section Consolidation Principles and Criteria – Consolidation of Foreign Companies.

The consolidated financial statements for the year closing on December 31st, 2005 will be drafted in accordance with the IFRS issued by the International Accounting Standard Board and ratified by the European Union. The term IFRS also includes all revised international accounting standards (“IAS”) as well as the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), previously known as the Standing Interpretations Committee (“SIC”).

Consolidation Accounting Policies

Subsidiary companies

These include companies in which the Group exercises control. This control exists when the company has the power—directly or indirectly—to determine the financial and operational policies of the company for the purpose of drawing benefit from the latter’s activities. As a result, subsidiaries include the vehicle associated with the initiated securitization operation; this is described in further detail below. In the case of acquisition of companies, the assets, liabilities and any potential and identifiable liabilities are recorded at the current value (fair value) of the date of acquisition. The positive difference between the purchase cost and the profit-sharing quota of the Group in the current value of these assets and liabilities is classified as goodwill and is booked in the financial statements as an intangible asset.  A potential negative difference (“negative goodwill”) is, on the other hand, booked in the income statement at the time of purchase.

The financial statements of subsidiaries are included within the consolidated financial statements as of the date in which control is gained in the subsidiary and up until the time in which this control ceases to exist. The minority interest in the shareholders’ equity and results for the year is reported separately in the consolidated balance sheet and income statement, respectively.

Affiliated companies and joint ventures

The Group does not detain equity investments as of the respective dates of reference in affiliated companies or joint ventures.

Equity investments in other companies

Equity investments in other companies (usually with an ownership share of less than 20%) are recorded at cost and are written down as necessary to reflect any permanent losses in value. Dividends received from these companies are included under the item Profits (losses) from equity investments.

Transactions reversed upon consolidation

In drafting the consolidated financial statements, all balances and significant operations between the companies of the Group as well as unrealized gains and losses from intra-group operations have been eliminated. Potential and unrealized gains and losses from operations with non-consolidated companies are eliminated in proportion to the value of the equity investment detained by the Group in these companies.

Consolidation of foreign companies

The financial statements of the foreign subsidiaries Ducati North America Inc., Ducati Japan K.K. and Ducati U.K. Ltd are expressed in dollars, yen and pounds sterling respectively. These statements are translated using the period-end exchange rates for assets and liabilities and the average exchange rates of the period for the items of the income statement. The resulting translation differences are reflected in the “Cumulative translation adjustment” within consolidated shareholders’ equity. At the time of a potential transfer of the equity investment the accumulated exchange rate differences that are reported in shareholders’ equity in the cumulative translation adjustment item are recorded in the income statement.  Goodwill and adjustments to fair value401040  that are generated by the acquisition of a foreign company are recorded in the relevant currency and are translated by using the period-end exchange rate.

The following exchange rates have been applied:

Currency	31.12.2004		31.12.2003 end of period

	end of period	average

U.S Dollar	1.3621	1.2433	1.2630
Japanese Yen	139.65	134.398	135.05
British Pound	0.70505	0.6786	0.7048

During the adoption of the IFRS, the cumulative translation differences that are generated during the consolidation of foreign companies lying outside the Euro zone have been brought to zero, as allowed by IFRS 1 (IFRS 1.21); capital gains or losses deriving from the subsequent transfer of these companies will only include the cumulative translation differences that were generated after January 1st, 2004.

Foreign currency transactions

The functional and presentation currency adopted by the Ducati Group is the Euro (€).  Foreign currency transactions are initially recorded at the exchange rate in effect on the date of the operation. Monetary assets and liabilities that are denominated in foreign currency on the date of reference of the financial statements are translated using the exchange rate that is in effect on that date. The exchange rate differences generated by the cancellation of monetary entries or by their translation using exchange rates that are different from those which were used at the time of their initial recording during the year or in previous financial statements are recorded in the income statement.  Non-monetary entries valued at historical cost in foreign currency are translated by using the exchange rate that was effective on the date of initial recording of the operation. Non-monetary entries booked at (fair value) are recorded by using the exchange rate in effect at the time of the determination of this value.

Own shares

As of January 1st, 2005, own shares are booked in reduction of shareholders’ equity. The original cost of the own shares and the revenue deriving from potential successive sales are recorded as movements in shareholders’ equity.

In the accounting statements of January 1st, 2004 and December 31st, 2004  considering that the Ducati Group has applied IAS 32 since January 1st, 2005 own shares have been booked in accordance with previous Italian accounting principles; on the basis of the latter and in compliance with the provisions of Art.2424 of the Italian Civil Code with regards to the allocation of own shares the latter were originally booked at purchase cost amongst the assets of the balance sheet under financial fixed assets or amongst other (non-fixed) financial assets. At the time that own shares are recorded as an asset in the balance sheet, an entry of corresponding value, “Reserve for own shares held”, is booked under Shareholders’ Equity.

In accordance with Italian accounting principles, their subsequent valuation depends on whether the directors have classified them as financial fixed assets or amongst current assets. In the first case, the book value of the shares is only written down to reflect any permanent reductions in their value; in the second case, they are stated at the lower of cost or their estimated “realizable value”, as determined with reference to market conditions in accordance with art. 2426 of the Italian Civil Code.

Any write-downs are charged to the income statement as Financial Charges and Proceeds and a matching amount is released from the reserve for own shares held.

Own shares are classified among current assets to the extent that the directors have decided to make them available for trading.

Transfer of receivables

The Ducati Group transfers a significant part of its account receivables through a (securitization) l program whose details are more fully explained in a subsequent chapter titled “Securitization”.

The securitization operation involves the factoring without recourse of a portfolio of receivables to a special purpose entity (henceforth, SPE) which was specifically created for the securitization operation as per Law 130/99.

The special purpose entity finances the purchase of receivables through the issue of  (asset-backed securities), i.e. securities whose refund and interest flows depend upon the financial flows generated by the receivables portfolio. Asset-backed securities are broken down into classes on the basis of their (seniority) level and their rating: the more (senior) classes are placed on the market and undersigned by investors; the more(junior) classes, whose repayment is subject to that of the senior classes, are normally undersigned by the transferor. The degree of residual involvement detained by the transferor on the transferred receivables is therefore limited to the value of the undersignedjunior securities.

In accordance with the provisions of SIC 12 – Consolidation of Special Purpose Entities (SPE) the latter is included in the consolidation area since the undersigning of asset-backed junior securities on the part of the transferor essentially results in control over the SPE.

Inventories

Inventories are stated at the lower of purchase and/or production cost or their corresponding estimated realizable value, which is determined based on market conditions having regard for the related selling expenses. Purchasing costs include the amounts paid to suppliers and any directly related charges. Manufacturing costs include the expenses incurred to bring products to their present state and condition at the balance sheet date. These include both specific product costs and the general production overheads that are attributable to them. In particular, all types of inventory are valued on a F.I.F.O. cost basis. Inventories are stated net of an allowance that reflects losses on obsolete and slow-moving items.

Property, plant and equipment

Cost

Property, plant and equipment are recorded at purchase or conferral cost, including any directly related charges. Ordinary maintenance and repair expenditure that does not increase the value of the assets concerned is expensed as incurred. Improvement expenditure that increases the useful lives of property, plant and equipment is capitalized and depreciated over the residual lives of the assets concerned. All other costs are recorded in the income statement at the time of incurral.

While transitioning to the IFRS, as exemption was applied to the “Buildings” asset class as allowed by IFRS 1 (IFRS 1.16); the latter allows for booking at “deemed cost”, i.e. the current value on that date that is determined on the basis of an independent third-party valuation.

Depreciation

Property, plant and equipment are systematically depreciated on a straight-line basis using rates considered to reflect fairly the residual, economic and technical useful lives of the related assets. During 2004, the Group also with regards to the imminent application of the I.F.R.S. (International Financial Reporting Standards) to the consolidated financial statements of listed companies as of 2005 commissioned an independent appraisal to verify the residual utility of the various categories of tangible fixed assets and the allocation of cost within “land and buildings” amongst the individual items of “land” and “buildings”. On the basis of the results of this appraisal, the annual depreciation rates that were applied were as follows:

Annual depreciation rates

Buildings	3-10%
Plants and machinery	6.6-8.3%
Industrial and commercial equipment	25-30%
Other	10-25%

As required by IAS 17, significant fixed assets acquired under finance leasing contracts and through which all the risks and benefits of the property are substantially transferred to the Group are recorded using finance lease accounting methodology. This involves capitalization of the original value of the asset and recognition of the outstanding principal due to the provider of finance, as well as the depreciation of the asset over its estimated economic and technical useful life. The principal element of lease instalments is deducted from the outstanding liability to the lessor, while the interest element is charged to the statement of operations.

Goods subject to leasing contracts where the lessor essentially maintains all the risks and benefits linked to ownership are classified as operating leases. Costs referring to operating leases are recorded in the income statement for the whole duration of the leasing contract.

Intangible assets

Goodwill

In the case of acquisition of companies, the assets, liabilities and any potential and identifiable liabilities are recorded at the current value (fair value) on the date of acquisition. The positive difference between the purchase cost and the profit-sharing quota of the Group in the current value of these assets and liabilities is classified as goodwill and booked as an intangible asset in the financial statements. Any potentially negative difference (“negative goodwill”) is instead recorded in the income statement at the time of the acquisition.

Goodwill is not amortized but is subject to valuation on an annual basis, or more frequently if specific events or changed circumstances lead to believe that there is the possibility of a value loss in order to verify the reduction in value, as required by IAS 36 – Reduction in asset value(“impairment test”) as described below in the section “Value Loss of Assets”.

At the time of transfer of part or all of the company that was previously acquired and whose acquisition yielded goodwill, the corresponding residual value of the latter is taken into account when determining any capital gains or losses from the transfer.

In its first application of the IFRS, the Group has chosen to not retroactively apply IFRS 3 – Company Aggregation to the company acquisitions which occurred before January 1st, 2004; as a result, the goodwill generated from acquisitions prior to the date of transition to the IFRS was maintained at its previous value; the latter was determined in accordance with Italian accounting principles and subject to the verification and recording of potential value losses.

The goodwill of the parent company, as well as the goodwill which emerged from the consolidation of subsidiaries with an indefinite useful life, were not subjected to a systematic depreciation but underwent an annual (“impairment test”), as specified in the paragraph below, “Value Loss of Assets”, which was conducted at the Cash Generating Unit level. Corporate management ascribes the goodwill itself to this level. Potential write-downs are not subject to subsequent restorations of value.

Development costs

Development costs for projects relating to the production of motorcycles and motors are only booked as assets if the conditions set by IAS 38 – Intangible assets  (IAS 38. 57), are met; these conditions are:

-	demonstrability of the technical feasibility of the product;
-	the intention of the company to complete the development project;
-	a reliable determination of the costs incurred on the project;
-	the ability to recover the booked values by means of the future expected economic results of the development project.

The capitalized development costs only include incurred costs which can be directly attributed to the development process.

These costs are amortised on a systematic basis from the start of production and for the whole estimated life of the product which is generally equal to five years.

All other development costs are recorded in the income statement as incurred.

Brandname

The brandname is considered an intangible asset with an indefinite useful life and is therefore not amortized but is subject to an annual review or more frequent if specific events or changed circumstances suggest a potential value loss to determine any potential value losses, as required by IAS 36 – Reduction in value and of assets(“impairment test”) as specified in the paragraph below, “Value Loss of Assets”.

Other intangible assets

Other intangible assets that are acquired or produced internally are booked amongst assets, in accordance with the provisions of IAS 38 – Intangible Assets, when there is a reasonable probability that the use of the asset will generate future economic benefits and when the cost of the asset may be determined in a reliable fashion.

These assets are stated at purchase or production cost and are amortized on a straight-line basis over their estimated useful life if the latter is finite. Intangible assets with an indefinite useful life are not amortized but are subject to an annual or more frequent review if there is any indication that that asset may have lost value to determine potential value losses (“impairment test”), as specified in the paragraph below, “Value Loss of Assets”.

Accessory charges relative to the start-up of financing or debenture loans are booked under locked-in assets as of January 1st, 2004 and December 31st, 2004, in accordance with prior Italian accounting principles, and are amortized over the whole period of the financing itself.  As of January 1st, 2005, the Group has applied IAS 39 and the residual accounting value on this date was cancelled and was considered in the valuation of financing or debenture loans by means of the amortized cost methodology.

Other intangible assets which were recorded after the acquisition of a company are booked separately from goodwill if their current value can be determined in a reliable fashion.

Profits or losses deriving from the alienation of an intangible asset are determined as the difference between the transfer value and the book value of the asset, and are recorded in the income statement at the time of the alienation.

Value Loss of Assets

The Group verifies at least once a year—the recoverable ness of the book value of tangible and intangible assets (including capitalized development costs) for the purposes of determining if there is any indication that these assets may have been subject to a value loss.  If such an indication exists, the recoverable value of the asset is estimated in order to determine the size of the potential value loss. Intangible assets with an indefinite useful life and intangible assets under construction are subject to a value loss review each year, or at any time in which there is any indication that the asset may have been subject to a value loss (IAS 36.10a).

In cases where it is not possible to estimate the recoverable value of a single asset, the Group estimates the recoverable value of the unit to which the asset belongs and which generates the financial flows.

The recoverable value of an asset is the greater of the current value, net of sales costs, and its value in use. In order to determine the use value of an asset, a (layer valuation), gross of tax, was considered, while applying a pre-tax discount rate which reflects current market valuations of the time value of money and the specific risks of the asset. A value loss is booked in the income statement if the recoverable value is less than the book value. If a loss on the asset other than goodwill subsequently does not occur or is reduced, the book value of the asset or of the unit generating the financial flows is increased to the new estimate of the recoverable value and may not exceed the value which would have been determined if no loss from value reduction was recorded. The recovery of a loss is immediately booked in the income statement.

Financial instruments

IAS 39 has been applied since January 1st, 2005 to all the financial items of assets and liabilities and to all the financial instruments with the exception of certain categories which are strictly established by the IAS 39 itself. IAS 32 which is linked to IAS 39 is applicable for all financial assets and specifies the criteria that must be applied in order to correctly present the financial statements.

Because the international accounting principles of reference for these operations (IAS 39 and 32) are applied as of January 1st, 2005, the reporting for the previous periods based on Italian accounting principles was left unchanged.

With regards to the Ducati Group, the primary financial instruments include the following:

-     Current assets and other available assets

The item Current Assets and other available assets includes bank accounts and cash on hand, stated at face value. As of January 1st, 2004 and December 31st, 2004, it also includes own shares that were valuated as shown in the preceding paragraph “Own Shares”.

-     Trade receivables

Trade receivables whose expiration falls within normal commercial terms are not discounted and are booked at cost (equivalent to their face value) net of the relative value losses. An estimate of uncollectable sums is determined on the basis of the present value of expected cash flows.

-     Equity investments in other companies

Equity investments in other companies are stated at a cost, net of any potential write-downs, which approximates their fair value.

-     Locked-in securities

These are financial assets which the company intends and has the capacity to hold until maturity (“held maturity”). Securities which are held with the intention of retaining them in the portfolio until maturity are booked on the basis of the trading date and when first recorded in the financial statements are stated at purchase cost and include any accessory transaction costs.

-     Trade payables

Trade payables due from suppliers whose expiration falls within normal commercial terms are not discounted and are booked at cost (equivalent to their nominal value).

-     Other financial assets and liabilities

Other financial assets which the Group plans and is capable of holding until maturity are stated at the cost represented by the fair value of the initial compensation that was exchanged and increased by the transaction costs. Following the initial booking, financial assets which do not have available listings in an active market and whose fair value can not be reliably determined are measured if they have a pre-set maturity at their amortized cost by using the effective interest method. When the financial assets do not have a pre-set maturity they are stated at purchase cost.  Valuations are conducted on a regular basis in order to verify as to whether there is objective evidence that a financial asset or a group of assets may have been subject to a value loss. If objective evidence exists, the value loss must be recorded as a cost in the income statement of the period.

With the exception of derivative financial instruments, financial liabilities are initially recorded at the cost corresponding to the fair value of the liability and net of transaction costs which are directly attributable to the issue of the liability itself. Following the initial booking, financial liabilities are valuated by using the principle of amortized cost by means of the original effective interest rate method. fair value

Derivative financial instruments

Derivative financial instruments are only used for the purpose of hedging against risks derived from fluctuations in exchange rates, interest rates and market prices. In accordance with the provisions of IAS 39, derivative financial instruments may only be booked by using the modalities established for hedge accounting when at the beginning of the hedge there is a formal designation and documentation on the hedge itself, and the hedge is presumed to be highly effective; this effectiveness must be measurable in a reliable manner and must be remain elevated throughout all the various accounting periods in question.

In order to counteract the risk of exchange rate fluctuations, the Group stipulates derivate contracts as hedges versus overall expected orders. Although these contracts are considered hedges by the Group, they do not satisfy all the conditions set by the IAS 39; as a result, derivative financial instruments are stated at fair value  and the profits/losses deriving from the (fair value) valuation of the derivative are immediately booked in the income statement.

Receivables assigned to factoring companies

In the case that the Ducati Group implements receivable transfers to factoring companies other than those required by the (“securitization”) contract these are definitive and the receivables are written off from the balance sheet assets at the time of the transfer since they reflect the IAS 39 derecognition requirements.

Provisions for risks and charges

The Group records provisions for risks and charges when it has a legal or implicit obligation with respect to third parties and when it is probable that resources of the Group will have to be used to meet the obligation; there must also be a reliable estimate of the sum of the obligation itself.

Changes in the estimate are reflected in the income statement of the period during which the change occurred.

Allocations are booked at a value that is representative of the best estimate of the amount that the Group would pay to meet the obligation or to transfer the latter to third parties on the closing date of the period. If the effect of discounting the value of money is significant, the allocations are determined by analyzing the expected future financial flows with a pre-tax discount rate which reflects the current market valuation of the cost of money over time. When the discounting is implemented, the increase in the allocation due to the passing of time is recorded as a financial charge.

Employee benefits

Pension plans

The employee severance indemnity of Italian companies is considered to be a plan with well-defined benefits and is booked in compliance with the requirements of the international accounting principle of reference (IAS 19).

The Group’s obligation for financing the funds for pension plans with well-defined benefits and the annual cost that is recorded in the income statement are determined by independent actuarial experts. During its first adoption of the IFRS, the Group has decided to book all  cumulative actuarial profits and losses as of January 1st, 2004 despite having chosen to use the corridor method for subsequent actuarial profits and losses.

The liability relative to the benefits provided at the end of the employment relationship and which is booked in the balance sheet represents the present value of the obligation with definite benefits, adjusted for actuarial profits/losses.

The Group does not hold any significant pension plans in foreign companies.

Stock option plans

The Group provides additional benefits to certain managers, employees and consultants by means of (“stock option”) plans. In accordance with the provisions of IFRS 2 – Share-based Compensation, the overall current value of the stock options on the date of allotment is recorded in the income statement as a cost. Changes in the current value after the allotment date have no effect on the initial valuation. The cost for this compensation corresponding to the current value of the stock options is booked amongst personnel costs using a straight-line principle for the period going from the date of allotment to that of maturity, and offset in shareholders’ equity.

The Group has applied the exemption allowed by IFRS 1 (IFRS 1.25b) and therefore has applied this principle to all the stock option plans assigned after November 7th, 2002 which had not yet matured on the date of effectiveness of IFRS 2 (January 1st, 2005).

Revenues and costs

Costs and revenues are recorded in proportion to the probability that economic benefits will flow in or out of the Group and that their sums may be reliably determined. Revenues and other proceeds, costs and charges are recorded net of returns, discounts, allowances and rebates.

Revenues from the sale of goods are recognised at the time of delivery to the freight forwarders when, under the related contract terms, ownership passes to the purchaser or, in the case of sales with the reservation of title, the latter essentially accepts all the risks normally associated with ownership.

Sponsorship revenues are recognised as other operating revenues on an accruals basis over the lives of the related contracts, and usually reflect the length of the sporting season; the remuneration of the pilots and the racing team are recognized on an accruals basis as service costs and in reference to the duration of the contracts in question.

The cost of services is recognised on an accruals basis at the time they are received.

Grants from the Ministry for Production Activities are recorded as other revenues and proceeds at the time of expiry of the contractually-agreed payment period of 60 days from the presentation of the relative work progress reports. Under the terms of the concession decrees and in the absence of any objection from the Ministry for Production Activities or the program manager, the Group believes that it is entitled to collect the grants and that the revenue has become certain, even though the amounts will only be paid out when the related liquidity becomes available to the program manager.

If the grants relate to capitalized costs, they are booked on an accruals basis.

Financial charges and proceeds are recorded on an accruals basis with reference to interest that accrued on the net value of the relative financial assets and liabilities; the effective interest rate is used.

Cost of sales

Cost of sales include the cost of production or purchase costs for sold products and goods. It includes all material costs, external manufacturing costs, direct and indirect production labor costs and costs associated with entry logistics and internal handling, in addition to any general expenses associated with production. Cost of sales also includes: non-capitalized research and development costs, capitalized amortizations relative to R&D expenses, the depreciation of the buildings, plants and machinery that are used for production, as well as the write-downs of inventories and the provisions that are recorded to cover the estimated costs relative to guarantees on products which were sold at the time of a sale with dealers/importers.

Taxation

Income tax include all taxes applied to the taxable income of the Group. Income taxes are recorded in the income statement with the exception of those relative to items that are directly debited or credited to shareholders’ equity; in the latter cases, the fiscal effect is directly booked in the shareholders’ equity. Provisions for taxes which could be generated from the transfer of profits that are not distributed by subsidiaries are only allocated if there is a real intention to transfer such profits. Other taxes which are not linked to income such as property and capital taxes are booked under Operating Charges. Prepaid/deferred taxes are allocated by using the global asset/liability allocation method. These are calculated on all the timing differences which emerge between the taxable base of an asset or liability and the book value in the consolidated financial statements, with the exception of non-deductible goodwill and those differences which derive from investments in subsidiaries for which no cancellation is expected in the foreseeable future. Deferred taxes assets relative to fiscal losses and unused tax credits that are brought forward are recognized in proportion to the probability that a future taxable income will be available in the future to offset them. Current and deferred tax assets and liabilities are compensated when income taxes are applied by the same fiscal authority and when there is a legal right to compensation. Deferred tax assets and liabilities are determined by using tax rates which are expected to be applicable for the respective systems of the countries in which the Group operates for the financial periods in which the timing differences will be realized or cancelled.

Dividends

Payable dividends are represented as movements in shareholders’ equity in the year in which they are approved by the shareholders’ assembly.

Receivable dividends are recorded on the date of the assembly resolution.

Income per share

The base income per share is calculated by dividing the economic result of the Group by the weighted average of shares outstanding of the period, excluding own shares. For the purposes of calculating the diluted income per share, the weighted average of the shares outstanding is modified by converting all possible shares which may have a diluting effect. The net result of the Group is also adjusted to take into account the effects of the conversion, net of tax.

Use of estimates

Drafting the consolidated financial statements and the relative explanatory notes in accordance with the IFRS requires the creation of estimates and assumptions on the part of management; these may have effects on the values ascribed to assets or liabilities in the financial statements, as well as on the information provided on potential assets and liabilities on the date of the financial statements.  Final results may differ from these estimates. The estimates are used to record provisions for risks on receivables, warehouse obsolescence, amortizations, asset write-downs, employee benefits, taxes, re-structuring funds and other provisions and funds. Estimates and assumptions are reviewed periodically and the effects of each change are immediately reflected in the income statement.

Reconciliations required by IFRS 1

As required by IFRS 1, the following is described below: the IFRS principles adopted for the drawing up of the consolidated balance sheet as of January 1st, 2004, the main differences with respect to the Italian accounting principles used in drafting the consolidated financial statements of the Group up until December 31st, 2004, as well as any subsequent reconciliations between the values which were published at the time (using Italian accounting principles) and the corresponding values which were re-determined on the basis of the IFRS.

The balance sheet positions as of January 1st, 2004, and December 31st, 2004, and the income statement for 2004, have been drafted in accordance with the modalities specified by IFRS 1 First Adoption of the IFRS.  In drafting the above, IFRS principles n. 32 and 39 were not used since they are only applicable after January 1st, 2005, as published by December 31st, 2004. For this purpose, it should be noted that this report found at the foot of the reconciliation statements of January 1st, 2004, and December 31st, 2004 also includes the reconciliation statement between the IFRS values of December 31st, 2004 and January 1st, 2005 since the latter includes the following adjustments that are regulated by IFRS 32 and 29 and applicable on that date:

- IAS 39 – Financial instruments: complete recording and valuation.
- IAS 32 – Financial instruments – Statement and informational disclosure.

In particular, it should be noted that the application of IFRS 32 and 29 with regards to the Ducati Group fundamentally involves the reclassification of own shares, reducing shareholders’ equity, as well as the valuation of financial payables by means of the “amortized cost” method and the valuation of financial instruments hedged against exchange and interest rate risk by using the fair value methodology and then booking to the income statement.

Initial Application of the IFRS

General Principle

The Group has retroactively applied the accounting principles in force on December 31st, 2004 to all the periods included in the first IFRS financial statements, as well as to the opening balance sheet, with the exception of certain exemptions adopted by the Group in accordance with IFRS 1 and described in the following paragraph.

These 2004 accounting statements will provide the values that will be published for comparative purposes in the consolidated financial statements of December 31st, 2005; these values may be subject to certain changes which may be required in the case that an international accounting principle is revised or modified during the course of 2005. It should be noted that there is the possibility that new versions or interpretations of the IFRS will be issued before the publication of the Group’s consolidated financial statements of December 31st, 2005, potentially with retroactive effects.  If this should occur, it may produce effects on the 2004 balance sheet and  income statement which were drafted again in accordance with the IFRS which are described here.

The balance sheet of January 1st, 2004, reflects the following valuation differences with respect to the consolidated financial statements of December 31st, 2003 which were drafted in accordance with Italian accounting principles:

-

all the assets and liabilities which the IFRS requires to be recorded including those which are not required when applying Italian accounting principles have been recorded and valuated in accordance with the IFRS;

-	all assets and liabilities which Italian accounting principles require to be recorded, but are not allowed by the IFRS, have been eliminated;

-	certain financial statement items have been reclassified in accordance with the provisions of the IFRS.

The effects of these adjustments are directly recorded in the shareholders’ equity relative to the date of first application of the IFRS (January 1st, 2004).

Optional exemptions adopted by the Group

Company Aggregation: the Group has chosen to not retroactively apply IFRS 3 – Company Aggregation on the operations which occurred before the transition date to the IFRS.

Employee benefits: the Group has decided to book all cumulative actuarial profits and losses as of January 1st, 2004, despite having adopted the “corridor method” for the actuarial profits and losses which will be generated after that date.

Cumulative translation differences: the cumulative translation differences deriving from the consolidation of foreign subsidiaries have been brought to zero on January 1st, 2004. Profits or losses from future sales of foreign subsidiaries will only include the translation differences which emerged after January 1st, 2004.

Deemed Cost: the Group has applied the “deemed cost” to certain categories of assets on the basis of third party appraisal values. The parent company Ducati Motor Holding has, in fact, implemented a review on the basis of an appraisal conducted by an external independent company on the residual possibility of using the various categories of tangible fixed assets as well as on the cost value breakdown of the category “land and buildings” into the individual components “land” and “buildings”. On the basis of this review, the Group has determined an estimate of the residual useful economic/technical lifetime of the tangible fixed assets and has more accurately allocated the cost of “land and buildings” between the specific lands and buildings in question.

In the accounting statements presented below relating to the effects of transitioning to the IFRS, the values exhibited in the column relating to Italian accounting principles (column titled “Italian A.P.”) are the same values that are included in the Management Report published in conjunction with the consolidated financial statements of December 31st, 2004.

Effects of the transition to the IFRS on the balance sheet situation on January 1st, 2004

	Italian A.P. 01.01.2004 € 000	Reclassifications € 000	Adjustments € 000	IFRS € 000	Notes to the adjustments / reclassif.

Current assets
Liquid assets and other available assets	23,973	—	10,000	33,973	B
Trade receivables due from customers	80,421	—	31,700	112,121	B
Final inventories	104,774	—	—	104,774
Other current assets	25,810	(12,506)	—	13,304
Total current assets	234,978	(12,506)	41,700	264,172

Locked-in (fixed) assets
Tangible fixed assets	67,167	—	7,675	74,842	C
Goodwill & intangible assets with indefinite lifetimes	—	86,051	—	86,051
Other intangible assets	124,721	(86,051)	(3,120)	35,550	B-D
Equity investments	12	—	—	12
Advance taxes	—	24,052	1,241	25,293	I
Financial assets - Assets Back	25,000	—	(10,000)	15,000	B
Other locked-in assets	12,096	(11,546)	—	550	I

Total locked-in assets	228,996	12,506	(4,204)	237,298

Total assets	463,974	—	37,496	501,470

Current liabilities
Payables due to banks	65,587	—	—	65,587
Current portion of long-term financing	3,740	—	—	3,740
Trade payables due to suppliers	89,503	—	233	89,736	G
Tax fund, including deferred taxes	2,105	(2,105)	—	—	I
Tax payables	9,629	—	—	9,629
Other current liabilities	15,930	—	—	15,930
Provisions for risks and charges- current portion	4,011	—	—	4,011

Total current liabilities	190,505	(2,105)	233	188,633

Medium to long-term liabilities
Long-term liabilities, net of the current portion	81,882	—	31,700	113,582	B
Funds relating to personnel	8,277	—	(506)	7,771	F
Tax fund, including deferred taxes	4,871	2,105	3,026	10,002	I
Tax payables	2,583	—	—	2,583
Other medium to long-term liabilities	14,939	—	—	14,939
Provisions for risks and charges- medium to long-term portion	2,518	—	—	2,518

Total Medium to long-term liabilities	115,070	2,105	34,220	151,395

Total liabilities	305,575	—	34,453	340,028

Shareholders’ equity
Share capital	82,420	—	—	82,420
Share premium reserve	19,488	—	—	19,488
Revaluation reserve	46,265	—	—	46,265
Other reserves	10,186	(534)	—	9,652
IFRS Transition Reserve	—	534	3,043	3,577
Profit/loss from previous years		—	—	—
Net income (result) of the period	40	—	—	40

Total shareholders’ equity of the Group	158,399	—	3,043	161,442
Shareholders’ equity pertaining to third parties

Total liabilities and shareholders’ equity	463,974	—	37,496	501,470

Effects of the transition to the IFRS on the balance sheet situation on December 31st, 2004

	Italian A.P. 31.12.2004 € 000	Reclassifications € 000	Adjustments € 000	IFRS € 000	Notes to the adjustments / reclassif.

Current assets
Liquid assets and other available assets	33,327	—	16,000	49,327	B
Trade receivables due from customers	84,332	—	34,290	118,622	B
Final inventories	92,293	—	—	92,293
Other current assets	14,805	(4,018)	—	10,787	I
Current assets - Credit Link	15,000	—	—	15,000

Total current assets	239,757	(4,018)	50,290	286,029

Locked-in (fixed) assets
Tangible fixed assets	62,843	—	7,445	70,288	C
Goodwill & intangible assets with indefinite lifetimes	—	78,878	7,172	86,050	L
Other intangible assets	119,650	(78,878)	(2,504)	38,268	B-D
Equity investments	20	—	—	20
Advance taxes	—	20,613	1,052	21,665	I
Financial assets - Assets Back	10,000	—	(10,000)	—	B
Other locked-in assets	16,998	(16,595)	—	403

Total locked-in assets	209,511	4,018	3,165	216,694

Total assets	449,268	—	53,455	502,723

Current liabilities
Payables due to banks	93,738	—	—	93,738
Current portion of long-term financing	61,849	(4,507)	—	57,342
Trade payables due to suppliers	77,112	—	351	77,463	G
Tax fund, including deferred taxes	3,432	(3,432)	—
Tax payables	8,298	—	—	8,298
Other current liabilities	15,936	—	—	15,936
Provisions for risks and charges- current portion	4,726	—	—	4,726

Total current liabilities	265,091	(7,939)	351	257,503

Medium to long-term liabilities
Long-term liabilities, net of the current portion	7,116	4,507	40,290	51,913	B
Funds relating to personnel	9,253	—	(771)	8,482	F
Tax fund, including deferred taxes	3,130	3,432	5,645	12,207	I
Tax payables	1,292	—	—	1,292
Other medium to long-term liabilities	11,869	—	—	11,869
Provisions for risks and charges- medium to long-term portion	1,663	—	—	1,663

Total Medium to long-term liabilities	34,323	7,939	45,164	87,426

Total liabilities	299,414	—	45,515	344,929

Shareholders’ equity
Share capital	82,590	—	—	82,590
Share premium reserve	16,662	—	—	16,662
Revaluation reserve	46,265	—	—	46,265
IFRS Transition Reserve	—	(534)	4,112	3,578
Other reserves	6,061	534	(1,049)	5,546
Profit/loss from previous years	6,049	—	557	6,606
Net income (result) of the period	(7,789)	—	4,320	(3,469)

Total shareholders’ equity of the Group	149,838	—	7,940	157,778
Shareholders’ equity pertaining to third parties	16			16
Total liabilities and shareholders’ equity	449,268	—	53,455	502,723

Effects of the transition on the IFRS balance sheet situation on December 31st, 2004 – January 1st, 2005

	Italian A.P. 31.12.2004 € 000	Reclassifications € 000	Adjustments € 000	IFRS 01.01.2005 € 000	Notes to the adjustments / reclassif.

Current assets
Liquid assets and other available assets	49,327	(3,283)		46,044	A
Trade receivables due from customers	118,622			118,622
Final inventories	92,293			92,293
Other current assets	10,787		355	11,142	H-E
Current assets - Credit Link	15,000			15,000

Total current assets	286,029	(3,283)	355	283,101

Locked-in (fixed) assets
Tangible fixed assets	70,288	—	—	70,288
Goodwill & intangible assets with indefinite lifetimes	86,050	—	—	86,050
Other intangible assets	38,268	—	(198)	38,070	D
Equity investments	20	—	—	20
Advance taxes	21,665	—	14	21,679	I
Financial assets - Assets Back	—	—	—	—
Other locked-in assets	403	—	—	403

Total locked-in assets	216,694	—	(184)	216,510

Total assets	502,723	(3,283)	171	499,611

Current liabilities
Payables due to banks	93,738	—	—	93,738
Current portion of long-term financing	57,342	—	(58)	57,284	E
Trade payables due to suppliers	77,463	—	—	77,463
Tax payables	8,298	—	—	8,298
Other current liabilities	15,936	—	42	15,978	H
Provisions for risks and charges- current portion	4,726	—	—	4,726

Total current liabilities	257,503	—	(16)	257,487

Medium to long-term liabilities
Long-term liabilities, net of the current portion	51,913	—	—	51,913
Funds relating to personnel	8,482	—	—	8,482
Tax fund, including deferred taxes	12,207	—	123	12,330	I
Tax payables	1,292	—	—	1,292
Other medium to long-term liabilities	11,869	—	—	11,869
Provisions for risks and charges- medium to long-term portion	1,663	—	—	1,663

Total Medium to long-term liabilities	87,426	—	123	87,549

Total liabilities	344,929	—	107	345,036

Shareholders’ equity
Share capital	82,590	—	—	82,590
Share premium reserve	16,662	—	—	16,662
Revaluation reserve	46,265	—	—	46,265
IFRS Transition Reserve	3,578	—	64	3,642
Other reserves	5,546	(3,283)	—	2,263	A
Profit/loss from previous years	6,606	—	—	6,606
Net income (result) of the period	(3,469)	—	—	(3,469)

Total shareholders’ equity of the Group	157,778	(3,283)	64	154,559
Shareholders’ equity pertaining to third parties	16			16
Total liabilities and shareholders’ equity	502,723	(3,283)	171	499,611

Reconciliation of Shareholders’ Equity

	01.01.2004 € 000	31.12.2004 € 000	01.01.2005 € 000	Notes

Shareholders’ equity according to Italian accounting principles	158,399	149,838	149,838
Own shares			(3,283)	A
Property, plants and machinery	7,675	7,445	7,445	C
Goodwill and other intangible assets with indefinite lifetimes	—	7,172	7,172	L
Intangible fixed assets	(3,120)	(2,504)	(2,702)	B-D
Other current assets	—	—	355	H-E
Other financial payables	—	—	58	E
Other current liabilities	—	—	(42)	H
Employee benefits	506	771	771	F
Other adjustments	(233)	(351)	(351)	G
Advance/deferred taxes	(1,785)	(4,593)	(4,702)	I

Shareholders’ equity according to the IFRS	161,442	157,778	154,559

Effects on the cash flow statement of December 31st, 2004

The consolidated cashflow statement is not presented since the effects deriving from the application of the IFRS accounting principles did not have a significant impact.

The table that follows reports the reconciliation statement for net financial borrowing on December 31st, 2004, reconciling the values that were previously determined by using Italian accounting principles and those which were re-determined by using the IFRS.

31.12.2004 € 000

Net financial borrowing according to Italian accounting principles	(116,246)
-Effect of SPE consolidation on liquid funds and other available assets	16,000
-Effect of SPE consolidation on financial payables	(40,290)
-Effect of SPE consolidation on Assets back Securities	(10,000)

Net financial borrowing in accordance with the IFRS	(150,536)

The previously noted effects on net financial borrowing derive from the consolidation of the SPE which was used for the securitization program for the reasons specified in note B.

Reconciliations details relative to the statements illustrating the effects of IFRS transition on the financial situation.

Liquid funds and other available assets
Adjustments		01.01.2004	31.12.2004	01.01.2005

SPE Consolidation - Securitization	B	10,000	16,000	16,000
Own shares	A	—	—	(3,283)

Total adjustments		10,000	16,000	12,717

Trade receivables
Adjustments		01.01.2004	31.12.2004	01.01.2005

SPE Consolidation - Securitization	B	31,700	34,290	34,290

Total adjustments		31,700	34,290	34,290

Tangible fixed assets
Adjustments		01.01.2004	31.12.2004	01.01.2005

Building revaluation	C	7,675	7,675	7,675
Increased amortization on buildings	C	—	(230)	(230)

Total adjustments		7,675	7,445	7,445

Goodwil and other assets with indefinite useful lifetimes
Adjustments		01.01.2004	31.12.2004	01.01.2005

Reversal of goodwill amortization	L	—	1,595	1,595
Brandname reversal amortization	L	—	5,577	5,577

Total adjustments		—	7,172	7,172

Other intangible fixed assets
Adjustments		01.01.2004	31.12.2004	01.01.2005

Reversal of capitalized financial charges	D	—	—	(198)
Reversal of capitalized securitization costs	B	(772)	(514)	(514)
Reversal of other capitalized costs	D	(2,348)	(1,990)	(1,990)

Total adjustments		(3,120)	(2,504)	(2,702)

Other current assets
Adjustments		01.01.2004	31.12.2004	01.01.2005

Deferral of bond issue discount	E	—	—	(18)
Fair value valuation of derivative instruments	H	—	—	373

Total adjustments		—	—	355

Financial assets
Adjustments		01.01.2004	31.12.2004	01.01.2005

SPE Consolidation - Securitization	B	(10,000)	(10,000)	(10,000)

Total adjustments		(10,000)	(10,000)	(10,000)

Other financial payables
Adjustments		01.01.2004	31.12.2004	01.01.2005

SPE Consolidation - Securitization	B	31,700	40,290	40,290
Debenture loan	E	—	—	(58)

Total adjustments		31,700	40,290	40,232

Reconciliations details relative to the statements illustrating the effects of IFRS transition on the financial situation.

Trade payables
Adjustments		01.01.2004	31.12.2004	01.01.2005

Flooring	G	233	351	351

Total adjustments		233	351	351

Funds relating to personnel
Adjustments		01.01.2004	31.12.2004	01.01.2005

Adjustment of empl.severance indemnity actuarial values	F	(506)	(771)	(771)

Total adjustments		(506)	(771)	(771)

Other current liabilities
Adjustments		01.01.2004	31.12.2004	01.01.2005

Interest Rate Swap Accrual	H	—	—	42

Total adjustments		—	—	42

Advance (prepaid) taxes
Adjustments		01.01.2004	31.12.2004	01.01.2005

Reversal of other capitalized costs	I	1,162	933	933
Flooring	I	79	119	119
Interest Rate Swap Accrual	I	—	—	14

Total adjustments		1,241	1,052	1,066

Deferred taxes
Adjustments		01.01.2004	31.12.2004	01.01.2005

Goodwill amortization reversal	I	—	(541)	(541)
Brandname amortization reversal	I	—	(2,077)	(2,077)
Building revaluation	I	(2,859)	(2,859)	(2,859)
Increased amortization on building	I	—	86	86
Valuation of derivative instruments	I	—	—	(123)
Adjustment of empl.severance indemnity actuarial values	I	(167)	(254)	(254)

Total adjustments		(3,026)	(5,645)	(5,768)

In addition, the preparation of the statements relative to the IFRS transition included the following primary reclassifications:

-	highlighting of goodwill and other intangible assets with indefinite lifetimes as identified by the Ducati Group in a separate line;

-

classification of advance/deferred taxes amongst non-current assets and liabilities, respectively, as required by IFRS; in the previous classification using Italian accounting principles, the advance/deferred taxes were broken down into current and non-current categories.

Effects of the transition to IFRS on the income statement of 2004

	Italian A.P. 31.12.2004	Reclassifications	IFRS Adjustments	IFRS	Notes

Revenue from sales and services	382,762		(1,505)	381,257	G	Net Revenues
				—
Inventory changes for goods in progress and semi-finished & finished goods	(10,277)	10,277		—
Work performed for own purposes & capitalized	9,964	(9,964)		—
Other revenues and proceeds	34,764	(34,764)		—
		(279,652)	168	(279,484)	C-F-M	Cost of sales

Value of Production (Total Revenues)	417,213	(314,103)	(1,337)	101,773		Gross operating margin
Use of raw materials	(179,085)	179,085	—	—
Other operating costs	(141,381)	141,381	—	—
Provisions for allowance for doubtful accounts and write-downs	(1,176)	1,176	—	—
Allocations to provisions for risks and charges	(5,307)	5,307	—	—
Personnel cost	(51,180)	51,180
		33,739		33,739		Other operating revenues
		(112,510)	7,083	(105,427)	F-L-M	Commercial costs
		(20,675)	997	(19,678)	B-C-D-F-M	Overhead expenses
		(594)	(632)	(1,226)	D	Other operating costs

Gross Operating Margin (EBITDA)	39,084	(36,014)	6,111	9,181		Operating result
Amortization and write-downs of tangible and intangible fixed assets	(35,519)	35,519	—	—

Operating result (income)	3,565	(495)	6,111	9,181		Operating result (income)
Financial Proceeds	2,320			2,320		Financial proceeds
Financial Charges	(11,774)	(69)	1,007	(10,836)	F-G	Financial charges
Exchange rate gains & losses	4,690	—	—	4,690		Exchange rate gains & losses
Extraordinary proceeds	—	—	—	—
Extraordinary charges	(171)	171	—	—
Contingent tax liabilities				—
from previous years	(393)	393	—	—

Pre-tax income and third-party quota	(1,763)	—	7,118	5,355		Pre-tax income and and third-party quota
Income of the period pertaining to third parties	—	—	—	—

Pre-tax income	(1,763)	—	7,118	5,355
Income tax	(6,026)	—	(2,798)	(8,824)	I	Income tax

Result (net income) of the period	(7,789)	—	4,320	(3,469)		Result (net income) of the period
				(0.022)		Base income per share
				(0.0220)		Diluted income per share
				158,826,407		Shares outstanding

IAS 1 allows for the income statement items to be classified by nature or by destination. The Ducati Group has opted for the second alternative since the latter was considered more appropriate in supplying relevant information on company activities.

As a result, the preceding statement not only illustrates the economic effects of the transition to IFRS for the year closing on December 31st, 2004, but also includes the re-classifications which were implemented for the purposes of the transposition of the values by nature which have already been published to those classified by destination. The effects of the latter may be summarized as follows:

-

the following re-classifications were made to the cost of sales as well as to the consumption of raw materials, changes in inventory and work performed for own purposes: circa € 30 million in production personnel costs; circa €  23 million in amortizations relative to assets correlated with production; circa € 45 million for services correlated with production and primarily broken down into external manufacturing for € 35 million, external services for € 4 million and ordinary industrial maintenance for € 2 million.

-

commercial costs and general administrative expenses reduced by the € 45 million that was re-classified in the cost of sales include re-classifications of circa € 21 million for personnel costs and € 5 million for amortizations on tangible and intangible fixed assets in addition to the costs for services and provisions for funds.

Reconciliation of Net Income

	31.12.2004 € 000	Notes

Net result (income) according to Italian accounting principles	(7,789)
Revenue recognition	(1,505)	G
Property, plants and machinery	(230)	C
Intangible fixed assets and reversal of capitalized costs	7,787	B-D-L
Employee benefits	265	F
Financial charges	1,505	G
Stock Option	(557)	M
Other adjustments	(147)	G
Booking of deferred taxes	(2,798)	I

Net result (income) according to IFRS	(3,469)
Application of IFRS 32-39 (1/1/05)
Derivative instruments	—
Booking of deferred taxes	—

Net result (income) according to IFRS as of 01.01.2005	(3,469)

Details on the statements illustrating the effects of the IFRS transition on the economic situation

Net Revenues
Reclassifications		31.12.2004

Other commercial incentives	G	(506)
Flooring	G	(999)

Total adjustments		(1,505)

Cost of sales
Adjustments		31.12.2004

Increased depreciation on buildings	C	(105)
Adjustment on actuarial values of empl. severance imdemn.	F	426
Booking of Stock Options	M	(153)

Total adjustments		168

Commercial costs
Adjustments		31.12.2004

Reversal of goodwill amortization	L	1,595
Reversal of brandname amortization	L	5,577
Booking of Stock Options	M	(191)
Adjustment on actuarial values of empl. severance imdemn.	F	102

Total adjustments		7,083

General expenses (overhead)
Adjustments		31.12.2004

Increased depreciation on buildings	C	(125)
Reversal of securitization amortization	B	258
Booking of Stock Options	M	(213)
Reversal of amortization of other capitalized costs	D	989
Adjustment on actuarial values of empl. severance imdemn.	F	88

Total adjustments		997

Other operating costs
Adjustments		31.12.2004

Reversal of other capitalized costs	D	(632)

Total adjustments		(632)

Financial charges
Adjustments		31.12.2004

Adjustment on actuarial values of empl.severance indemn.	F	(351)
Other commercial incentives	G	506
Flooring	G	852

Total adjustments		1,007

Net advance (deferred) taxes
Reclassifications		31.12.2004

Reversal of goodwill amortization	I	(541)
Reversal of brandname amortization	I	(2,077)
Increased depreciation on buildings	I	47
Reversal of securitization amortizations	I	(96)
Reversal of other capitalized costs	I	235
Reversal of amortization of other capitalized costs	I	(368)
Increased depreciation on buildings		39
Adjustment on actuarial values of empl.severance indemn.	I	(87)
Recording of flooring	I	50

Total adjustments		(2,798)

Description of the main items reconciling Italian accounting principles and the IFRS

The paragraph below provides a description of the main differences between the Italian accounting principles and the IFRS which had an effect on the consolidated financial statements of the Ducati Group. The illustrated values are gross of any tax effects; the latter are summarized separately in the paragraph “Booking of advanced/deferred taxes”.

A.	Own shares (IAS 32)

According to Italian accounting principles, the Ducati Group books own shares as assets and records the relative value adjustments, as well as the gains and losses deriving from the transfer of the own shares, in the income statement.

According to the IFRS (IAS 32), own shares must be recorded as a write-down in shareholders’ equity and all movements relative to own shares must be recorded in the shareholders’ equity rather than in the income statement.

As previously mentioned, the Ducati Group has applied the IAS 32 as of January 1st, 2005; as a result, a reduction in shareholders’ equity equal to € 3,283 was recorded in the IFRS balance sheet of January 1st, 2005; the own shares were written off from the item “Current Assets and other available assets”.

B.	Scope of consolidation and transfer of receivables

The Ducati Group transfers a significant part of its trade receivables through a (“securitization”)  program as per Law 130/99; this is done by means of factoring operations (without recourse) for smaller sums.

The “securitization” operation involves the transfer (without recourse) of part of a client portfolio to a special purpose entity (henceforth, SPE) which is specifically created for this operation. The special purpose entity finances the acquisition of the receivables by issuing securities which it guarantees (in other words, securities whose repayment and interest flow depend on the cash flow generated by the portfolio of receivables). The issued securities are broken down into two classes with different characteristics in terms of degree of privilege and rating: the first is the  (senior) class and is placed on the market and is undersigned by the investors; the second is the (junior) class which is subordinate with respect to the senior class and is undersigned by the transferring party (Ducati Group). The degree of residual involvement which is maintained by the transferring party on the transferred receivables is therefore limited to the value of the junior securities which are undersigned.

In applying Italian accounting principles to receivables transferred without recourse both through securitization operations and by means of factoring operations the amounts due from the original debtors are written off at the time of the receivable transfers and are offset by the receivables that are due from the factoring company or from the special purpose entity (SPE), as per the securitization arrangements under Law 130/99. Payments received from the special purpose entity or from the factoring company are therefore debited to the bank balances by crediting the receivables to the former.

According to the IFRS:

 the SIC 12 – Consolidation of a Special Purpose Entity, (“SPE”) states that a SPE may be consolidated when the relationship between the company and the SPE indicates that the latter is in fact controlled by the company itself; as a result, the SPE was consolidated in compliance with the provisions of SIC 12. The consolidation of the SPE essentially had the effect of restoring all securitization operations within the consolidated financial statements; in practice, the effect was of only writing off the receivables at the time of payment from the original debtor and not at the time of the transfer of the receivables to the SPE.

 IAS 39 allows for the writing off of financial assets if and only if the risks and benefits linked to the ownership of the assets have been actually transferred: as a result, the receivables which were transferred without recourse to factoring companies along with all their risks and benefits have been written off at the time of the transfer, and therefore there is no difference between the Italian and IFRS accounting principles.

 The effects of the adjustments relative to the “securitization” operation on shareholders’ equity and net income were not significant. In particular, note should be made of the reversal of initial capitalized costs in accordance with Italian accounting principles for the securitization operation, as well as the relative amortizations which were respectively equal to € 772 thousand and € 514 thousand on January 1st, 2004 and December 31st, 2004. The effect of this reversal on the 2004 income statement was positive and equal to € 258 thousand.

 With regards to the capital asset structure, the restoration within the financial statements of the receivables which were subject to the securitization operation and which have not yet been paid by the original debtor created a significant increase in the balances of trade receivables and financial payables, and therefore a worsening of the net financial position. In particular due to the effect of the consolidation of the SPE trade receivables increased by € 31.7 million on January 1st, 2004 while on December 31st, 2004 they increased by € 34.29 million. On January 1st, 2004, financial payables were adjusted for € 31.7 million, while on December 31st, 2004 financial payables were adjusted for € 40.29 million and include € 34.29 million from the financial debt linked to the receivables that have not yet been collected from the original debtor, as well as € 6 million due to the effect of the consolidation of the financial liabilities of the SPE; the latter were offset by an increase in liquid funds for the SPE, totalling € 6 million.

 In addition, the consolidation of the SPE involved the writing off of the Asset Backed Securities (“Junior Notes”) issued by the special purpose company and undersigned by the Ducati Group with an offset of liquid funds and available assets, totalling  € 10 million on January 1st, 2004 and on December 31st, 2004.

In essence, the consolidation of the SPE had the following effects on the balance sheet situation:

	01.01.2004 € 000	31.12.2004 € 000

Increased liquid funds and other available assets	10,000	16,000
Increased commercial receivables	31,700	34,290
Reversal of Junior notes	(10,000)	(10,000)
Increased financial payables	(31,700)	(40,290)
Reversal of capitalized costs	(772)	(514)

Total effect on net assets	(772)	(514)

C.	Tangible fixed assets (IAS 16)

According to Italian and IFRS accounting principles, the assets classified under the item “Property, Plants and Equipment” are normally valuated at cost which corresponds to the purchase or production cost.

During the transition to the IFRS, the Group has applied the exemption allowed by IFRS 1 by recording land and buildings at their fair value, as confirmed by the results of a special appraisal commissioned to an independent third party; this was considered the “deemed cost”.  The resulting booking involved an increase in the net value of € 7,675 thousand and € 7,445 thousand on January 1st, 2004 and December 31st, 2004, respectively, as well as greater amortizations on December 31st, 2004, totalling € 230 thousand.

D.	Intangible fixed assets (IAS 38)

In accordance with Italian accounting principles, the Group has capitalized certain costs (start-up and expansion costs, costs for stock market listings, capitalized financial charges) for which the IFRS require recognition in the income statement when incurred; the net book values of these intangible fixed assets on the date of transition (January 1st, 2004) are therefore written off and offset in shareholders’ equity. The effect of these adjustments on shareholders’ equity is therefore equal to € 2,348 thousand, € 1,990 thousand and € 198 thousand on January 1st, 2004, December 31st, 2004 and January 1st, 2005, respectively.  These adjustments also create a positive effect in the income statement of December 31st, 2004, totalling € 357 thousand due to minor amortizations on the intangible fixed assets in question.

The cancellation that was implemented during the IFRS transition pertains to two different typologies:

	-	costs capitalized in accordance with Italian accounting principles which do not have the characteristics required by IAS 38 for their capitalization (securitization, co-ownership)

	-	costs incurred for the financing included in the calculation of the “amortized cost” on January 1st, 2005.

E.	Financial instruments (IAS 32,39)

Financial liabilities and all locked-in financial assets are booked in accordance with ltalian accounting principles at their nominal value. In accordance with the IFRS, the financing and receivables which the Group holds for purposes of trading (financing and receivables originating during this activity) as well as securities purposely meant to be held until maturity and all financial assets for which there are no quotations in an active market and for which their fair value can not be reliably determined are measured if they have a pre-set maturity at their amortized cost by using the effective interest method. In cases where financial assets do not have a pre-set (fixed) maturity, they are valuated at purchase cost. Receivables with a maturity of over one year, or which are not interest-bearing or which accrue interest that is lower than market levels, are discounted by using market rates. The balance sheet effect of the adjustment only applicable for the balance sheet of January 1st, 2005 since that is the date when the Group began applying IAS 32 and IAS 39 is equal to an overall € 40 thousand net which was recorded as a provision to the IFRS conversion fund.

F.	Employee benefits (IAS 19)

With regards to benefits following the end of the employment relationship, the re-determination of the liability accruing with respect to employees for employee severance indemnity using an actuarial methodology yielded a positive effect on profits (losses) brought forward, totalling € 506 thousand and € 771 thousand on January 1st, 2004 and December 31st, 2004, respectively, as well as minor net costs on December 31st, 2004 for € 265 thousand (minor personnel costs for € 616 thousand and major financial charges for € 351 thousand). The Group uses the so-called “corridor” methodology for booking employee benefits.

G.	Flooring – Revenue recognition (IAS 18)

Revenues and other proceeds, costs and charges are recorded net of returns, discounts, allowances and rebates

Because flooring represents an incentive to dealers in terms of payment extensions, it is recorded in accordance with Italian accounting principles on an accruals basis and pro-quota amongst financial charges.

For the purposes of the IFRS, flooring reduces sales and the determination of the amount is correlated with the revenues which have already been booked in the reference period. The booking of flooring for IFRS purposes resulted in the booking of increased payables totalling € 233 thousand and € 351 thousand on January 1st, 2004 and December 31st, 2004, respectively, as well as minor sales revenues on December 31st, 2004 for € 999 thousand and minor financial charges for € 852 thousand.

In addition, other commercial incentives have been re-classified for IFRS purposes, reducing revenues.

H.	Recording and valuation of derivatives (IAS 32,39)

To guard against the risk of exchange rate fluctuations, the Group stipulates derivative contracts as hedges against overall expected sales orders.

The IFRS define specific rules for the booking of these derivatives and differ from those required by Italian accounting principles. According to Italian accounting principles in the case of forward contracts that hedge the revenues from orders received the exchange rate on the date of the sales operation serves as the basis for determining the revenue from the sale. With regard to hedged sales taking place during the year, the adjustment deriving from the difference between the exchange rate on the hedge date and that on the transaction date is recorded in the statement of operations as a financial item. The financial elements intrinsic to forward contracts are also recorded on an accruals basis.

Although derivative contracts are considered hedges by the Ducati Group, they do not satisfy the conditions required by the IFRS for “hedge accounting”; as a result and in accordance with the IFRS, derivative contracts are booked at their “fair value”; changes in the latter are booked in the income statement.

The Ducati Group detains hedging instruments against exchange and interest rate risk for the periods in question. Since the international accounting principle of reference for these operations (IAS 39) is applied as of January 1st, 2005, an accounting system based on Italian accounting principles was maintained for the previous periods. The adjustment relative to the “fair value”, valuation of these operations equal to € 331 thousand net was directly recorded in shareholders’ equity on January 1st, 2005; in later periods, the adjustment to  “fair value” will be booked in the income statement.

I.	Booking of advance/deferred taxes

The re-classifications with respect to the data presented according to Italian accounting principles have been implemented for the purposes of adjusting the financial statement classification of advance/deferred taxes which are all considered medium to long-term to the IFRS.

The adjustments represent the fiscal effect on the previously cited IFRS adjustments and on other minor differences between the Italian and IFRS accounting principles in relation to the recognition of advance/deferred taxes in the financial statements.

These adjustments yield totals of net deferred taxes of  € 1,785 thousand, € 4,593 thousand and € 109 for January 1st, 2004, December 31st, 2004 and January 1st, 2005, with a negative effect on the income statement of December 31st, 2004 of € 2,798 thousand.

L.	Company Aggregation

The Group has decided to not retroactively apply IFRS 3 – Company Aggregation to aggregation operations which occurred before the transition date to the IFRS.

As required by IFRS 3 and effective as of January 1st, 2004, the income statement no longer includes the amortization quotas of intangible assets with an indefinite lifetime (goodwill, trademark and consolidation differences), thereby creating a total positive effect on the balance sheet of December 31st, 2004 and on the income statement of 2004 that totalled € 7,172 thousand.

M.	Stock Options

In accordance with Italian accounting principles and in reference to stock-based compensation, no obligation or cost is recognized in the income statement for compensation since the directors intend to implement the plans through share capital increases.

In compliance with IFRS 2 – Payments in shares, the total amount of the current value of the stock options on the date of allotment must be recorded in the income statement.  Changes in the fair value after the date of allotment do not have an effect on the initial valuation. The cost for the remuneration corresponding to the current value of the options is recognized amongst personnel costs by using the straight-line method in the period running between the allotment and expiration date, and is directly offset in shareholders’ equity.

It should be noted that the Group has adopted the temporary provisions laid out in IFRS 2 and has therefore applied the principle to all the stock option plans that were assigned after November 7th, 2002, and which have not yet matured on the date of effectiveness of the IFRS 2 (January 1st, 2005). As required by the temporary rules of the IFRS 2, no cost recognition is required for share-based compensation if the shares were alloted before November 7th, 2002.

The effect of the adoption of this IFRS principle has generated a greater cost that was equal to € 557 thousand for the year ending on December 31st, 2004. These costs were offset by an equal increase in shareholders’ equity, as required by the international accounting principle of reference.

Auditing activity on the reconciliations required by IFRS 1

The IFRS reconciliation of balance sheet figures of January 1st, 2004 and December 31st, 2004, as well as of the income statement balances for the year 2004, have been subject to audits. The auditing company KPMG S.p.A. is completing its audit and the relative report will be presented to the market as soon as it is available.

For the Board of Directors
The Managing Director

Federico Minoli